718

07027541

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Computershare Limited

*CURRENT ADDRESS Yarra Falls
452 Johnston St
Abbotsford, Victoria 3067

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

FILE NO. 82- 4966 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT: 10/26/07

Computershare Limited
(SEC File No. 82-04966)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

AA|S
6-30-06

DOCUMENTS LISTED IN EXHIBIT C

VOLUME 3 OF 3

Computershare

Corporate
Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Wednesday, 27 September 2006

EXECUTIVE MANAGEMENT CHANGE

Melbourne, Australia. Computershare Ltd. (ASX: CPU) announced today that its Chief Legal Officer and Company Secretary, Mr. Paul Tobin, will leave the company effective September 30 2006 to pursue other opportunities. Mr. Tobin has been the Company's ASX Disclosure Officer, a position that will be filled by Joint Company Secretary Dominic Horsley, who will be the sole Company Secretary from that date.

Computershare CEO Chris Morris said: "We thank Paul for his contributions to Computershare and wish him the best in his future endeavours."

For further information contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61 3 9415 5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 17 countries across five continents.

For more information, visit www.computershare.com

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

29 September 2006

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

2006 Annual Report, Notice of Annual General Meeting and Proxy Form

Please find attached the following:

- Computershare Limited Annual Report 2006;
- Notice of Annual General Meeting; and
- Proxy Form.

The AGM will be held on Wednesday 15 November 2006 commencing at 10:00am at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

The Annual Report, Notice of Annual General Meeting and Proxy Form will be sent to shareholders next week.

Yours sincerely

Dominic Horsley
Company Secretary

082-04966



COMPUTERSHARE ANNUAL REPORT 2006

CONNECTING GROWTH TO PERFORMANCE

ANS
6-30-06

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

FINANCIAL CALENDAR

2006

8 September	Books close for final dividend
22 September	Payment of final dividend
15 November	The Annual General Meeting of Computershare Limited ABN 71 005 485 825 Location: Conference Centre Yarra Falls, 452 Johnston Street, Abbotsford, Melbourne VIC 3067 Time: 10.00am

2007

14 February	Announcement of result for the half year ending 31 December 2006

This financial report covers both Computershare Limited as an individual entity and the consolidated entity consisting of Computershare Limited and its subsidiaries. The financial report is presented in Australian currency.

Computershare Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Computershare Limited
452 Johnston Street
Abbotsford VIC 3067

The financial report was authorised for issue by the directors on 15 September 2006. The company has the power to amend and reissue the financial report.

A separate notice of meeting, including a proxy form, is enclosed with this annual report.

CONTENTS

		page
Financial highlights		2
Performance indicators		3
Chairman and CEO's review		4
Management discussion and analysis		6
Regional overviews:	North America	8
	Asia Pacific	9
	Europe, Middle East and Africa (EMEA)	10
Corporate social responsibility		11
Corporate governance statement		12
Directors' report		21
Auditors' independence declaration		37
Income statement		38
Balance sheet		39
Statement of changes in equity		40
Cash flow statement		41
Notes to the financial statements		42
Directors' declaration		105
Statement of the CEO and CFO		106
Independent audit report		107
Shareholder information		109
Corporate directory		112

	JUNE 2006	JUNE 2005	% CHANGE
PROFIT (A$M)			
Sales revenue	1,604.2	1,063.5	+51%
Earnings before interest, tax, depreciation and amortisation*	321.3	211.9	+52%
Net profit after OEI*	181.4	121.8	+49%
BALANCE SHEET (A$M)			
Total assets	2,167.1	2,041.3	+6%
Total shareholders' equity	946.3	791.6	+20%
PERFORMANCE INDICATORS			
Basic earnings per share	30.63 cents	22.19 cents	+38%
Management earnings per share*	30.44 cents	21.54 cents	+41%
Free cash flow	A$212.4M	A$115.2M	+84%
Net debt to EBITDA*	1.7 times	2.5 times	
Return on invested capital	12.3%	10.8%	
Staff numbers	10,255	9,689	

* These financial indicators are based on Management Adjusted results that exclude certain items to permit more appropriate and meaningful analysis of underlying performance on a comparative basis.

"The 2006 financial year was in many ways a defining period for the Computershare group, with record financial outcomes driven by the growth of the company's position in the vital North American market." A. S. Murdoch, Chairman

EPS up 41%


19.02
21.54
03
04
05
06

Management earnings per share

Sales Revenue up 51%


694.5
871.2
1063.5
03
04
05
06

Sales revenue
A$M

EBITDA up 52%


183.4
211.9
03
04
05
06

EBITDA (management)
A$M

Costs up 50%


711.2
873.1
03
04
05
06

Operating costs
A$M

Cashflow up 84%


115.2
03
04
05
06

Free cash flow
A$M

Assets up 6%


2041.3
03
04
05
06

Total assets
A$M

Regional Analysis


EMEA
20%
Asia
Pacific
21%

Total revenue


EMEA
19%
Asia
Pacific
20%

EBITDA

ROIC at 12%


13.3
10.8
03
04
05
06

Return on invested capital
%

Indicators presented above were prepared under AGAAP prior to 2005.

GROWING MOMENTUM

We present Computershare's 2006 annual report, following another successful year.

The year's achievements were driven largely by the company's continued success and profit growth in the key North American market, and in particular the performance of the former EquiServe business (now part of Computershare Investor Services) and the broader opportunities it has created.

Computershare's performance was also characterised by strong levels of cash flow generation, rising margin income due to higher balances and interest rates and pleasingly, a more even spread of contributions across all business lines.

THE YEAR IN REVIEW

Once again, Computershare recorded strong financial growth, increasing earnings per share by 41% (on a management adjusted AIFRS basis) from 21.54 cents to 30.44 cents per share.

Total revenues grew by 50%, from $1,083.2 million to $1,626.1 million, which helped drive a 52% increase in management EBITDA to $321.3 million and a 67% increase in operating cash flows to $245.8 million.

The integration of EquiServe is progressing ahead of schedule and has positioned the company strongly for substantial future growth in that region. It has also consolidated Computershare's position as the leading provider of investor services in the US market, complementing its market leadership in the mutual funds and proxy solicitation sectors.

The Europe, Middle East and Africa (EMEA) region also made a strong contribution on the back of a significant improvement during the second half of the year, following a restructuring of the UK business in the first half. While this performance was particularly pleasing, there is still work to be done to further strengthen the company's position in EMEA.

The company also made some important strategic decisions relating to business structure, with the divestment of its Markets Technology business to Sweden-based OMX, and the announcement of the sale of certain assets of Computershare's global Analytics business to Thomson Financial under the terms of a strategic alliance.

CAPITAL MANAGEMENT

Computershare recorded a reduction in days sales outstanding to 54 days (down from 62 days), while free cash flow increased 84% to $212.4 million.

The company's current funding facility is $830 million, with a 6% fall in gross borrowings totalling $644.3 million at 30 June 2006.

On 15 August 2006 the company announced a final unfranked dividend of 7 cents per share. This resulted in a full year return of 13 cents per share unfranked.

The company did not undertake any share buy back activity during the financial year 2006.

OPERATING ACHIEVEMENTS

North America

The North America region delivered an excellent result for FY06. The integration of EquiServe, the growth in US mutual fund services and continued improvement in Canada contributed to a 102% growth in revenue to $952.1 million, while the region contributed 61% of consolidated EBITDA.

Major growth opportunities may exist through the potential further consolidation of the US investor services market.

Other North American regional highlights included:

- addition of 12 investor services (former EquiServe) clients that have over one million shareholders
- centralisation of regional data processing to Boston
- standardisation of mailhouse facilities, and
- two strategic investor services acquisitions.

Europe, Middle East and Africa (EMEA)

The EMEA region and in particular the United Kingdom showed significant profit improvement in the second half of the year, contributing 26% of consolidated EBITDA compared to a first half contribution of 9%. The positive result was aided by cost reduction strategies and management changes, the latter helping drive revenue growth of 13% to $324.4 million. Computershare's businesses in Germany and Russia continued to increase revenue and earnings and are expected to deliver further revenue growth over the coming year.

Other EMEA regional highlights included:

- management of the Standard Life demutualisation
- bolstered company meetings capabilities with acquisitions of IML (UK) and SLS (Germany)
- strong employee plans performance within a challenging European market, and
- appointed to manage investor services for British American Tobacco and Unilever.

Asia Pacific

In keeping with the first half, strong earnings contributions from Hong Kong and India were offset by lower levels in the Australian Investor Services business in the second half. Following a number of buoyant years, weaker Australian market conditions impacted the region's overall contribution to consolidated EBITDA, resulting in only a marginal increase in total revenues to $339.6 million.

The Australian Plan Managers business delivered record revenues and earnings and played an integral role in the company's push into mainland China.

In addition, future growth is expected within the Japanese and Chinese markets.

Other Asia Pacific regional highlights included:

> continued dominance of Hong Kong IPO market

> awarded National Contact Centre of the Year by Australian Teleservices Association

> early success of Mitsubishi UFJ Trust Bank joint venture in Japan, and

> relocated Melbourne Document Services operations to modern purpose-built facility.

TECHNOLOGY PRIORITIES

Computershare's total technology expenditure of $154.7 million remained at 10% of sales revenue. The overall spend included $54.2 million in research and development (R&D) expenditure, which was expensed despite being of a capital nature, in line with Computershare's accounting policy.

The true value of Computershare's global business model was on show with the integration of US-based EquiServe, which was the company's primary technology focus over the past year.

The integration has realised significant efficiencies and synergies through staff rationalisation and infrastructure transition. A key feature of the integration to date has been the addition of extensive recordkeeping functionality, the majority of which was designed and developed at the company's Melbourne headquarters to help meet the aggressive conversion schedule. This functionality is currently being rolled out to enhance our service capacity in all regions.

We would like to commend all staff for their efforts in overcoming the challenges involved with migrating the EquiServe book of business to Computershare's registry system, which has enabled the company to realise synergies from the acquisition ahead of schedule.

Specific new product innovations include a contact centre aggregation tool (CONTACT), enhanced interactive voice response (IVR) which has returned retention rates of 50%, and a truly global issuer information portal (COSMOS Company - rolled out following initial success in Australia), which will ultimately deliver systems improvements across each of the company's regions.

As always, invaluable technology support was also provided to major client-facing activities such as the successful demutualisation of Standard Life in the UK, which involved the conversion of five million policy holders to 1.9 million shareholders across four countries.

ACQUISITIONS

Computershare made a number of strategic acquisitions over the year to significantly strengthen existing service capabilities, while also supporting the company's expansion into diversified revenue streams. These included:

> 23 September 2005 - acquired New York-based Lord Securities, a corporation specialising in providing management and administrative support services to global structured finance markets

> 15 November 2005 - acquired FinancialBPO in Australia, a back office process outsourcing business for large-scale unit registry and funds administration services, which has since become Computershare Funds Services

> 29 December 2005 - acquired the SLS Group, a German annual general meetings specialist

> 4 January 2006 - acquired UK-based IML, a leading provider of interactive company meetings services

> 28 February 2006 - acquired the SunTrust (US) investor services business based in Atlanta, Georgia

> 1 March 2006 - acquired the Germany-based ADM Group, specialising in print and mail services, and

> 28 April 2006 - acquired the National Bank Trust (Canada) investor services and employee plan businesses and selected corporate trust mandates.

CONCLUSION

The 2006 financial year was in many ways a defining period for the Computershare group, with record financial outcomes driven by the growth of the company's position in the vital North American market.

Once again, this result would not have been possible without the commitment of our staff in all regions and their ability to perform under often challenging conditions, and we thank them for their contributions. We also thank our Board of Directors for their invaluable strategic advice and direction.

Finally, we thank our loyal shareholders and clients for their ongoing support.

A.S. MURDOCH
Chairman

C. J. MORRIS
Chief Executive Officer

North America underpinned another record year of revenues, earnings and operating cash flows. Management earnings per share increased by 41% to 30.44 cents per share, compared to 21.54 cents per share (AIFRS adjusted) in FY2005. Reported AIFRS basic earnings per share was 30.63 cents.

Management net profit after outside equity interest (OEI) was $181.4 million, an increase of 49% over FY2005. Reported AIFRS net profit after OEI was $182.6 million. A final dividend of 7 cents per share unfranked took total dividends for the year to 13 cents per share unfranked, an increase of 18% on FY2005 (11 cents per share).

FINANCIAL PERFORMANCE

Total revenues increased by 50% to $1,626.1 million, primarily due to the acquisition of EquiServe in June 2005.

Sales revenue increased 51% to $1,604.2 million. All revenue streams reported greater than 10% growth, providing further evidence to support our strategy of diversifying Computershare's product and service offering. In particular, Fund Services increased revenues by 173%, driven by large mutual fund proxy campaigns in the US which were accompanied by significant postage recoveries. Margin income increased by 97% as a result of the EquiServe acquisition and increases in interest rates and client balances, particularly in North America.

Total operating expenses increased by 50% to $1,309.0 million, in line with the increase in revenues.

Management EBITDA was $321.3 million, an increase of 52% on the previous year.

Borrowing costs increased by 112% to $37.0 million, reflecting the full year impact of the US Private Placement funding and overall higher interest rates.

Depreciation increased 18% to $33.1 million due to additional depreciation from acquired businesses. Amortisation, which no longer includes goodwill amortisation, decreased 13% to $6.3 million.

The headline effective tax rate for the year ended 30 June 2006 was 22.6% (FY2005 10.7%). The underlying effective tax rate adjusted for specific management adjustments (being recognition of tax losses and non-assessable gain on Markets Technology sale) for the period ending 30 June 2006 was 23.9% (FY2005 19.4%).

REGIONAL PERFORMANCE

Regionally, revenues were derived from Asia Pacific - 21%, North America - 59% and Europe, Middle East and Africa (EMEA) - 20%. EBITDA contribution by region was Asia Pacific - 20%, North America - 61% and EMEA - 19%. As expected, the North American EBITDA contribution increased significantly from 42% at June 2005 to 61% due to the full impact of the EquiServe acquisition.

The Asia Pacific region contributed revenues of $339.6 million and EBITDA of $64.2 million. The region saw strong earnings contributions from Hong Kong and India offset by lower levels in the Australian registry business due to subdued market conditions. Computershare Document Services experienced flat conditions in Australia in FY2006 whilst Computershare Plan Managers delivered record revenues and earnings.

The EMEA region contributed revenues of $324.4 million and EBITDA of $60.6 million. The EMEA region and in particular the United Kingdom showed significant profit improvement in the second half after a poor first half. A combination of cost reduction strategies and an uplift in revenues drove the result, with the region contributing 26% of consolidated EBITDA in the 2nd half of FY2006 versus 9% in the 1st half of FY2006. Businesses in Germany and Russia continue to grow revenue and earnings.

The North American region contributed revenues of $962.1 million and EBITDA of $196.5 million. The region's spectacular growth on FY2005 was largely the result of the EquiServe integration, growth in US Fund Services and continued improvements in Canada. Higher client balances derived from a much larger US business and increased corporate action activity led to a significant improvement in margin income.

Technology costs



12%
92.1
11%
106.6
10%
03
04
05
06
ASM
technology costs as a % of sales revenue

Net operating cash flows vs capital expenditure



Net operating cash flows
Capital expenditure
76.2
17.9
136.1
21.4
146.8
31.6
245.8
33.4
03
04
05
06
ASM

INVESTMENT ANALYSIS

Technology expenditure for the year was $154.7 million, an increase of 45% on FY2005, primarily due to the acquisition of EquiServe. As in FY2005, technology expenditure remained at 10% of sales revenue. Research and development expenditure of $54.2 million, whilst of a capital nature, continued to be expensed in line with Computershare's accounting policy.

Capital expenditure totalled $33.4 million. This was $1.8 million higher than the prior year. Capital expenditure included occupancy upgrades of $8.1 million, technology infrastructure of $16.8 million and Document Services equipment of $6.8 million.

Computershare continued to expand globally with the acquisition of:

- Lord Securities Group
- FinancialBPO Pty Ltd
- SLS Group
- Interactive Meetings Limited UK (IML)
- ADM GMBH
- Investor services and employee plans businesses of National Bank Trust, and
- Investor services business of SunTrust Banks, Inc.

Computershare divested ownership in:

- Markets Technology business - 100%

BALANCE SHEET AND CASH FLOWS

Total assets were $2,167.1 million, financed by shareholders funds totalling $946.3 million. The increase in shareholders funds of $154.7 million was mainly due to increased profits.

Cash flows from operations were $245.8 million, an improvement of $99.0 million (67.4%) compared to last year. Debtor days have decreased significantly to 54 days, from 62 days at June 2005.

Net borrowings increased slightly by $19.6 million to $545.9 million to fund a portion of FY2006 business acquisitions. Gearing - net debt to total capitalisation - decreased from 41.1% to 36.6%. Net debt to EBITDA fell from 2.5 times to 1.7 times in 2006.

During FY2006, Computershare managed funds of between $5.3 billion and $7.1 billion.

POST BALANCE DATE

Strategic alliance with Thomson Financial (Thomson)

On 26 May 2006 Computershare announced a global strategic alliance with Thomson. To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. The Analytics business is included within the Shareholder Relationship Management Services segment.

Under this agreement, Computershare and Thomson will jointly execute a strategic marketing and co-operation agreement designed to align and leverage each organisation's complementary product offerings in their respective core markets.

"Cash flows from operations were $245.8 million, an improvement of $99.0 million (67.4%) compared to last year."

NORTH AMERICA REGIONAL OVERVIEW

2006 HIGHLIGHTS

- Successful integration of EquiServe
- SBC and AT&T Inc. merger, and appointed to manage BellSouth merger
- United Airlines reorganisation
- Over 95% of mutual fund proxy transactions in second half FY06

Revenue up 102%



470.7
03
04
05
06
ASM

EBITDA up 112%



71.8
92.9
03
04
05
06
ASM

* Prior to 2006 reported on AGAAP basis

Computershare's North American business delivered the outstanding regional performance of the year, and now accounts for the majority of group revenue. This was driven primarily by the successful integration of the former EquiServe business, which helped consolidate the group's market position as the leading provider of investor services and related solutions.

YEAR IN REVIEW

Recent acquisitions, in particular the former EquiServe business, have changed the competitive landscape throughout the region, creating increased market visibility for all lines of business; Computershare is now the leading provider of investor services, mutual fund proxy services and proxy solicitation services.

In addition, the business had a number of important wins resulting from increased levels of IPO and merger activity.

Other important acquisitions included SunTrust Bank's investor services business in Atlanta, Georgia, and the investor services and related businesses of National Bank Trust in Montreal, Quebec, strengthening the group's position in both these key markets.

The business also began realising efficiencies and synergies from recent acquisitions, and successfully pursued broader opportunities among its expanded client base.

ACHIEVEMENTS

The undoubted highlight was the addition of 12 investor services clients that have more than one million shareholders, through the integration of the former EquiServe business. Computershare previously had no US clients with over 500,000 shareholders.

Computershare also recorded a number of important IPO, investor services and employee plans wins, and assisted companies involved in several of the year's largest transactions. These included the merger of SBC Communications Inc. with AT&T Corp. (renamed AT&T Inc.) and Computershare's recent appointment to manage its subsequent merger with BellSouth, the Whirlpool (Maytag) and Sun Microsystems (Storage Technology) mergers, and United Airlines' emergence from bankruptcy.

The US Fund Services business won 95% of all major mutual fund proxy campaigns that occurred in the second half of the year.

The Georgeson business conducted major proxy solicitation campaigns for Fortune Brands, Sprint Nextel and Nortel Networks, as well as Asset Reunification™/PostMerger CleanUp℠ and small shareholder oddlot programs for key clients including Medco Health Solutions.

Further achievements included the centralisation of regional data processing and the standardisation of Computershare's print and mail facilities, enabling them to service the entire region.

OUTLOOK AND PRIORITIES

The priority for the North American business will be achieving greater synergies from recent acquisitions, and implementing an integrated contact centre strategy that leverages the capacity to service all business lines across North America.

A further priority will be to reinforce market leadership and explore further strategic acquisition opportunities.

Computershare will also aggressively market its integrated electronic and print-based document delivery solutions to commercial clients across North America.

Furthermore, the business will pursue diversified revenue opportunities in new markets by leveraging combined expertise and capacity in data management, contact centre services and transaction processing.

Other major focus areas will be the growth of the Fixed Income business within the Canadian market, driven by the provision of indenture and issuer services.

Revenue up 1%


225.8
283.2
334.8
03
04
05
06
A$M

EBITDA down 23%


63.3
82.9
03
04
05
06
A$M

* Prior to 2006 reported on AGAAP basis

2006 HIGHLIGHTS

- Bank of China IPO
- Employee plans growth
- National Contact Centre of the Year 2005
- Establishment of Computershare Funds Services

Computershare's expansion into Asia gained momentum, highlighted by strong performances in Hong Kong and emerging opportunities in mainland China and Japan. However, relatively subdued corporate transaction activity in the Australian market had a comparatively negative impact on regional performance.

YEAR IN REVIEW

Challenging market conditions adversely affected Australian investor services revenue; however the performance in the important Sydney market remained strong.

Australian highlights included the strong organic growth of the Plan Managers business, which supported Computershare's push into China with some outstanding client wins.

The Document Services business successfully integrated the Post Data acquisition in Perth, and opened a new purpose-built facility in Melbourne.

The Computershare Funds Services business was established to offer unique outsourcing capabilities for large-scale unit registry and funds administration.

The Hong Kong business again performed strongly, and was instrumental in driving the group into mainland China by capitalising on a number of IPO and employee plans opportunities.

Other highlights included the continued strong performance of the New Zealand business despite moderate market conditions, and solid results in a highly-competitive Indian market.

The initial success of Computershare's Japanese joint venture with Mitsubishi UFJ Trust Bank (offering investor relations and related services) has exceeded expectations, albeit modest.

ACHIEVEMENTS

Computershare was named 2005 National Contact Centre of the Year by the Australian Teleservices Association, and 2005 IAG Supplier of the Year for the application of technology in service delivery.

The Australian business advised and assisted clients on high-profile transactions including the Toll Holdings (Patrick Corporation) and Alinta (AGL) mergers, and BHP Billiton's A$2.25B share buyback.

Other highlights included employee plans wins such as Leighton Holdings, NAB (Australia), Lenovo, Baidu and Alibaba (China), together with the retention of all major Australian investor services clients, and the increasing momentum of the specialist Quorum meeting and voting services.

Computershare reinforced its broader stakeholder communications capabilities by implementing customer solutions for BankWest and Soul, while also winning important data, print and mail work for AAS Superannuation and Health Super.

The IPO dominance of the Hong Kong business continued, with 45 wins representing US$27B in capital raised. This included the recent handling of the Bank of China IPO (the largest ever in Hong Kong), and our recent mandate to manage the IPO for the Industrial and Commercial Bank of China.

The Indian business serviced 37 IPOs including the Reliance Petroleum offering (which received over two million applications), and 18 new fund offers.

OUTLOOK AND PRIORITIES

The Australian business will focus on improving profitability in a mature market through incremental improvements in areas such as shareholder self-service, account management strategies and realising further efficiencies in corporate actions processing.

Computershare will look to capitalise on growth opportunities in the broader Asian markets, particularly those relating to employee share plan administration, and will continue to explore a possible extension into other sectors within the Japanese market.

The Australian business will also seek diversified revenue opportunities, which include the pursuit of further funds administration clients, the deployment of the instant electronic voting system, and leveraging its integrated Document Services and operational capabilities.

The Australian Plan Managers business will focus on the continued expansion of its client base and service offering.

2006 HIGHLIGHTS

- Standard Life demutualisation
- BAA takeover by Grupo Ferrovial
- Unilever and British American Tobacco investor services wins
- IML and SLS acquisitions

Revenue up 13%


252.0
286.7
03
04
05
06
ASM

EBITDA up 31%


48.3
46.3
03
04
05
06
ASM

* Prior to 2006 reported on AGAAP basis

Computershare recorded a positive regional result following a major restructure of the UK business, highlighted by several high-profile client wins and growth through acquisition in other European markets.

YEAR IN REVIEW

Computershare was profitable within a challenging UK registry market, aided by management changes and operational efficiencies generated by the UK business restructure.

The business also bolstered its meetings capabilities through the acquisitions of IML, Europe's leading provider of interactive meetings technology, and SLS, a noted German provider of annual general meetings services.

Other highlights included a strong performance within the highly-competitive European employee plans market, in which plan complexity and regulation increased against a backdrop of low competitive pricing.

The Document Services business focused on the adoption of best practice processes, systems and form design from the North American business to improve its integration with registry processes.

The Ireland and South African businesses performed solidly, while the Russian business increased its profitability.

ACHIEVEMENTS

Major highlights for Computershare's UK business included clinching the contract to undertake the demutualisation of Standard Life - the largest global demutualisation of the past decade - and managing the US$19B takeover of BAA (formerly the British Airports Authority) by Spanish company Grupo Ferrovial.

Further highlights included Computershare's appointment to deliver investor services to British American Tobacco and Unilever, while the German Document Services business signed DAB Bank AG as a significant client.

Key employee plans wins included IBM, Johnson Matthey and William Hill. These wins were supported by an expanded service offering, which now includes share dealing, higher levels of automation to reduce risk, and enhanced web services.

Computershare emphasised its broader stakeholder capabilities by becoming the leading provider of membership services to the UK's National Health Service, only one year after the launch of the first wave of foundation trusts.

OUTLOOK AND PRIORITIES

The major focus will be further improving the profitability of the UK business under current market conditions.

Top priorities will be the successful completion of the Standard Life demutualisation, and a continued focus on streamlining processes and improving the overall performance of the Document Services business.

Computershare will also concentrate on implementing both a more disciplined strategic approach to new employee plans business pursuits, as well as a fully web-based service delivery strategy to existing clients.

The Georgeson business will look to increase its corporate actions market share and leverage Computershare's existing client base, while capitalising on potential opportunities arising from proposed shareholder rights and ownership legislation.

The Flag business will pursue opportunities driven by recent growth in corporate social responsibility reporting and the increased demand for membership services within the public and private sectors.

Computershare will also continue to explore further acquisition opportunities across the region.



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UK	www.etreeuk.com
USA	www.etreeusa.com



Change a life

www.computersharecares.com

Computershare has made significant steps in its efforts to deliver a more consistent approach to corporate social responsibility (CSR), highlighted by the continued growth of eTree and Change a Life.

CORPORATE SOCIAL RESPONSIBILITY

Computershare defines corporate social responsibility (CSR) as conducting business in ways that produce social, environmental and economic benefits for communities around the world, reflected by the success of the key initiatives of the 2005 financial year.

Pleasingly, Computershare retained its 'A' rating on the RepuTex® SRI Index, Australia's first socially responsible investment (SRI) index, which rates ASX-listed companies according to their approach to corporate governance, workplace practices, environmental and social impact.

For more information on the projects supported by Change a Life visit www.computersharecares.com

UPDATE ON KEY INITIATIVES

eTree

Now in its third year, Computershare's eTree initiative continues to go from strength to strength. To date, with 115 companies participating globally, eTree has led directly to the planting of over 1.5 million trees around the world by encouraging over 560,000 shareholders to receive their shareholder communications online.

Initially piloted in Australia with Landcare Australia, eTree is now firmly established in the USA, Canada, South Africa and the UK, in partnership with American Forests, Tree Canada Foundation, Food and Trees for Africa and the Woodland Trust respectively.

Change a Life

Change a Life is a unique workplace giving scheme that was founded out of a strong belief that Computershare, as a global company, is able to utilise its significant employee base to create a mechanism for change. In year one, almost A$1 million has been raised in company-matched employee and director donations and corporate contributions.

Money raised is being used to enhance and improve the lives of people in areas where there is critical need, and is currently supporting four important projects - a mobile eye care clinic in Ethiopia, a farmer-managed natural regeneration project in Chad, a community development project in Laos and an educational program in Sri Lanka.

Local commitment

To complement the group's global approach to workplace giving, Computershare and its employees continue to support a number of local charitable activities within the communities in which it operates.

Outlook and priorities

The ongoing priority for Computershare will be achieving greater growth and consistency in the group's CSR program, through key activities including:

- working with stakeholders to expand Computershare's total offering of paperless solutions through an enhanced e-communications strategy, and
- increasing staff participation and engagement in Change a Life.

1. COMPUTERSHARE'S APPROACH TO CORPORATE GOVERNANCE

Good corporate governance is important to Computershare and the Board is committed to maintaining high governance standards.

A description of Computershare's main corporate governance practices is set out in this corporate governance statement. All practices were in place for the entire year ended 30 June 2006 unless stated otherwise. References in this statement to the Group refer to Computershare Limited and its controlled entities.

2. BOARD RESPONSIBILITIES

The Board is responsible for the corporate governance of the Group and operates in accordance with the principles set out in the Board Charter, a summary of which is available from the corporate governance information section of the Computershare website at www.computershare.com.

The principal role of the Board is to ensure the long term prosperity of the Group by setting broad corporate governance policies and ensuring that they are effectively implemented by management. The Board carries out this role principally by:

› overseeing the Group and its global operations

› appointing and removing, where appropriate, the senior executives of the Group

› setting the strategic direction of the Group and providing strategic advice to management

› providing input into, and approval of, management's development of corporate strategy and performance objectives

› reviewing and ratifying systems of governance, risk management, and internal compliance and control, codes of conduct and legal compliance to ensure appropriate compliance frameworks and controls are in place

› approval of budgets and monitoring progress against budget and through the establishment and reporting of both financial and non financial key performance indicators, and

› ensuring that executive remuneration is appropriate, both directly and in line with the work undertaken by the Board's Remuneration Committee.

The Board has delegated to executive management responsibility for a number of matters including:

› managing the Group's day to day operations in accordance with Board approved authorisations, policies and procedures

› developing the Group's annual budget, recommending it to the Board for approval and managing the day to day operations within the budget, and

› implementing corporate strategy and making recommendations on significant corporate strategic initiatives.

3. COMPOSITION OF THE BOARD OF DIRECTORS

Computershare's Constitution provides that:

› the minimum number of directors is three and the maximum number of directors is ten unless amended by a resolution passed at a general meeting

› at each annual general meeting, at least two directors must retire from office. Re-appointment is not automatic. If retiring directors wish to continue to hold office they must submit themselves for re-election by shareholders, and

› no director (other than the Managing Director) may be in office for longer than three years without facing re-election.

Membership and expertise of the Board

Over the past several years, the composition of the Board has been revised to better reflect the global nature of the Group's businesses. Consistent with this effort, the Board has been comprised for some time of both Australian-based directors and directors from the North American and European regions in which the Group operates.

The Board has a broad range of necessary skills, knowledge and experience to govern the Group and understand the markets and challenges that the Group faces.

Since 30 June 2006, the Company has announced a number of changes to its Board and management structure which will be detailed further in this section.

As at the date of this Report, the Board composition (with details of the backgrounds of each director) is as follows:

Alexander (Sandy) Stuart Murdoch
DDA, BEc, ASA, ASIA



Position: Chairman

Age: 65

Independent: Yes

Sandy Murdoch joined the Board of Computershare as non-executive Chairman when the Company listed in 1994. His previous experience included five years with merchant bank Chase NBA Group Limited in corporate finance and lending and twelve years as the Chief Executive Officer of Linfox Transport Group. Sandy regularly engages, often informally, with senior executives, and his wealth of knowledge and leadership skills are valued highly.

Sandy is Chairman of the Nomination Committee and is a member of the Remuneration Committee and the Risk and Audit Committee. Sandy is based in Melbourne.

At the conclusion of the Company's AGM to be held on 15 November 2006, Sandy will step down as Chairman. Sandy will remain on the Board as an Independent Director.

Christopher John Morris



Position: Chief Executive Officer

Age: 58

Independent: No

Chris Morris was appointed Chief Executive Officer in 1990 after having been a founding member of Computershare in 1978. Chris' extensive knowledge of the securities industry and its user requirements from both a national and international perspective has been instrumental in developing Computershare into a global company. His passion and strategic vision have helped create a company that is unique in its ability to provide a full range of solutions to meet the needs of listed companies and their stakeholders.

Chris is a member of the Remuneration Committee, the Acquisitions Committee and the Nomination Committee and is based in Melbourne.

From 16 November 2006 Chris will become Executive Chairman.

Penelope Jane Maclagan
BSc (Hons), DipEd



Position: Executive Director

Age: 54

Independent: No

Penny Maclagan joined Computershare in 1983 and was appointed to the Board as an executive director in May 1995.

Penny has previously served in the role as Managing Director of Computershare Technology Services and has been instrumental in planning, developing and executing technological innovation across the world in support of the Group's global strategy. For the past year Penny has had executive management responsibility for Computershare Investor Services - Boston (formerly EquiServe Inc.).

Throughout her career with Computershare, Penny has been involved with all aspects of technology support and development. Her detailed understanding of Computershare's proprietary technology and of the global securities industry and processing infrastructure has contributed greatly to the establishment of Computershare's competitive advantage in the global marketplace.

Penny is a member of the Nomination Committee and is currently based in Boston.

Anthony Norman Wales

FCA, FCIS



Position: Non-Executive Director

Age: 62

Independent: No

Tony Wales has been involved with Computershare since 1981 and was appointed Executive (Finance) Director in 1990. On 30 September 2001, Tony relinquished his executive responsibilities and since that time has remained on the Board in a non-executive capacity.

During his time as Finance Director, Tony was instrumental in much of the strategic expansion of the Group from its days as a small Australian provider of bureau services to one of Australia's largest and most successful technology companies with operations in many countries. Of particular importance was Tony's major role in negotiations and in the due diligence process for the Company's major acquisitions.

Tony continues to be actively involved with Computershare and his background, experience and understanding of both the Group and international markets are valued highly by both the Board and senior management.

Tony is Chairman of the Remuneration Committee and is a member of the Risk and Audit Committee and the Nomination Committee. He is based in Sydney.

Philip Daniel DeFeo

BA Economics (Iona, USA)



Position: Non-Executive Director

Age: 60

Independent: Yes

Philip DeFeo joined the Board of Computershare in 2002 as a non-executive director. Philip's strong reputation in the US marketplace and his financial services experience has further strengthened the Group's expansion efforts, particularly in North America.

Philip is currently Managing Partner of Lithos Capital Partners LLC based in Connecticut, USA. He was formerly the Chairman and Chief Executive Officer of the California-based Pacific Exchange (PCX), one of the world's leading derivatives markets. Prior to taking up his role at PCX, Philip was President and CEO of Van Eck Associates Corp., a diversified global mutual fund and brokerage company specialising in alternative asset classes.

Philip's distinguished career includes the following senior appointments: Executive Vice President and Director of Marketing and Customer Service at Cedel International, the second largest provider of Eurobond clearance and custody services; Senior Vice President and a member of the Operating Committee at FMR Corporation (parent of Fidelity Investments); Managing Director for Worldwide Equities Operations and Systems at Lehman Brothers; and Senior Vice President in the International Securities Division at Bankers Trust Company in London. His professional career began with Procter and Gamble, where he managed operations.

Philip, who is based in Connecticut, is a member of the Nomination Committee and the Remuneration Committee. He was also a member of the Risk and Audit Committee for part of the past year.

William E. Ford

MBA (Stanford, USA), BA Economics (Amherst College, USA)



Position: Non-Executive Director

Age: 45

Independent: Yes

Bill Ford joined the Board in January 2003 as a non-executive director.

Bill is President and a Managing Director of General Atlantic LLC, a global private equity firm that provides capital for growth companies driven by information technology or intellectual property.

Bill brings an extensive understanding of the financial markets and has specific expertise in the finance and consumer sectors. He works closely with several General Atlantic portfolio companies and is director of NYSE Group, Inc. and NYMEX Holdings, Inc.

Prior to joining General Atlantic, Bill worked at Morgan Stanley & Co. as an investment banker.

Bill, who is based in New York, is Chairman of the Acquisitions Committee and is a member of the Nomination Committee.

Dr. Markus Kerber
Dipl.OEC. Dr. Rer. Soc.



Position: Non-Executive Director

Age: 43

Independent: Yes

Markus Kerber was appointed to the Board on 18 August 2004 as a non-executive director.

Markus is head of the Policy Planning, Europe and International Developments department of the German Federal Ministry of the Interior. He is a major shareholder of GFT Technologies, one of Europe's leading IT services companies in the banking, logistics and industrial sectors. He has been its CFO and COO for many years where he has been responsible for GFT's expansion strategy across Europe.

Prior to joining GFT, Markus worked as an investment banker in London in the equity capital markets divisions of Deutsche Bank AG and S.G. Warburg & Co Limited.

He is a member of the London-based International Institute for Strategic Studies (IISS) and the German Council on Foreign Relations (DGAP) in Berlin.

Markus is a member of the Acquisitions Committee and the Nomination Committee and is based in Berlin.

Simon Jones
M.A.(Oxon), A.C.A.



Position: Non-Executive Director

Age: 50

Independent: Yes

Simon Jones was appointed to the Board on 10 November 2005 as a non-executive director.

Simon is a qualified chartered accountant and is a principal of Canterbury Partners, a corporate advisory firm based in Melbourne. Simon has extensive corporate experience having previously held the positions of Managing Director - Victoria at N M Rothschild & Son and Managing Partner - Audit and Business Advisory at Arthur Andersen. He is currently a director of Melbourne IT Limited and Chairman of the Advisory board of MAB Limited.

Simon is Chairman of the Risk and Audit Committee and is a member of the Acquisitions Committee and the Nomination Committee. He is based in Melbourne.

On 16 August 2006, the Company announced that Stuart Crosby will be appointed as Chief Executive Officer and President of the Company effective 16 November 2006. Mr Crosby will also be appointed as Managing Director in accordance with the Company's constitution and as permitted under the ASX Listing rules and the constitution will not be subject to re-election or retirement by rotation. Details of his background are as follows:

W. Stuart Crosby



Position: Chief Executive Officer elect

Age: 49

Independent: No

Stuart Crosby is currently the Chief Operating Officer for Computershare and Head of the Asia-Pacific region. He joined Computershare in 1999. His initial role was as a strategic business development manager for the Group's interests in Continental Europe and Asia. In 2002 he was appointed as Managing Director - Asia Pacific, responsible for operations in Australia, New Zealand, India and Hong Kong.

Prior to joining Computershare, Stuart was the National Head of Listings at the ASX and has also worked for the Hong Kong Securities and Futures Commission in its intermediary licensing division and as a director of enforcement.

During the year, Thomas Michael Butler resigned as a non-executive director.

Mr. Butler became a Director in May 2003 and resigned on 7 May 2006.

4. BOARD INDEPENDENCE

The Board has considered each of the eight directors in office at the date of this report and determined that a majority (five out of eight) of them are independent. The three directors who are not considered independent are Christopher Morris and Penny Maclagan (who are each executive directors) and Tony Wales (who is a substantial shareholder).

Previously, Bill Ford had not been considered to be an independent director due to his association with a substantial shareholder. That shareholder ceased to be a substantial shareholder in August 2005 and Bill has been considered to be independent since that time.

After Stuart Crosby's appointment to the Board on 16 November 2006, the Board will comprise nine Directors with a majority (five out of nine) of independent directors.

Of the four remaining directors (Sandy Murdoch, Philip DeFeo, Simon Jones and Markus Kerber), none has previously been an employee of the Group and the Board believes that none has any other relationship that could interfere with the exercise of their independent judgment.

Sandy Murdoch has been a director since 1994. Although he has served on the Board for an extended period - something that some commentators have suggested may interfere with a director's independence - the Board considers that in this case there are no circumstances that interfere with the exercise of his unfettered and independent judgment. In particular, in the Board's view, he has not developed relationships with other directors, management, employees, substantial shareholders, advisers, suppliers, customers or any other stakeholders that have resulted in the loss of his ability or willingness to operate independently and objectively, to challenge the Board and management, and otherwise act in the best interests of the Company.

When Chris Morris becomes Executive Chairman on 16 November 2006, Sandy Murdoch will remain on the Board as an independent director.

Until August 2005 the Board comprised four independent and four non-independent directors. The Board did not consider, at that time, that a majority of directors being independent was, on its own, a sufficiently compelling factor to justify additional appointments to the Board. This was particularly so because a majority of directors would have been independent before August 2005 but for Bill Ford's association with a substantial shareholder. While the ASX Corporate Governance Council's corporate governance best practice recommendations state that a director is not independent if he or she has an association with a substantial shareholder, in the Board's view, Mr Ford's prior association merely aligned his interests at that time more closely with those of the other shareholders.

In addition to ensuring that the Board has a broad range of necessary skills, knowledge, and experience to govern the Group and understand the markets and challenges that the Group faces, the Board believes that its membership should represent an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective. The Board also considers that its size should be conducive to effective discussion and efficient decision making. The Board believes that its current composition meets these requirements.

5. BOARD MEETINGS

The Board officially convenes in person at least three times each year both as a Board and in conjunction with senior management to discuss results, prospects, the short and long term strategy of the Group and other matters including the performance of operations, legal, governance and compliance issues. The Board also typically convenes formal meetings by telephone at least twice each fiscal year to review recent Board reports, discuss matters of importance with management, make recommendations to management, discuss strategy and plan formal Board meetings.

The Board receives a monthly report from management which provides the Board with current financial information concerning the Group and each of the three regions in which it operates. Other information on matters of interest to the Board, including the performance of operations and other major initiatives, is also provided by management as appropriate.

Committees of the Board also meet regularly to dispatch their duties, as discussed further below.

6. CHAIRMAN AND CHIEF EXECUTIVE OFFICER (CEO)

The Chairman is responsible for leading the Board and facilitating Board discussions. As mentioned elsewhere in this report, Chris Morris will be taking on the role of Executive Chairman of Computershare from 16 November 2006.

The Board notes that the ASX Corporate Governance Council's best practice recommendations include a recommendation that the Chairman be an independent director. Chris Morris has been the driving force behind the success of Computershare and has been its CEO since 1990. Chris has decided that it is the correct time for him to step down from the day to day management of Computershare. However, the Board believes that it is important that Chris retain an executive role with responsibilities which include determining the strategic direction of the Group and its implementation. Accordingly, the Board believes that requirement is best met by Chris' appointment as Executive Chairman.

The position of Chairman will remain separate from that of CEO & President, and Stuart Crosby will be appointed to that position effective 16 November 2006. Stuart Crosby will assume overall responsibility for the day to day management of the Group.

The independent directors will also meet separately as a group at least once each year in the absence of any executives or other non independent directors.

7. BOARD COMMITTEES

Four Board Committees have been established to assist the Board in discharging its responsibilities as follows:

The Risk and Audit Committee

The Risk and Audit Committee operates in accordance with its Board approved charter, a copy of which is available from the corporate governance information section of Computershare's website.

The principal functions of the Risk and Audit Committee include reviewing and making recommendations to the Board and assisting it in the discharge of its responsibilities relating to accounting policy and disclosure. The Committee's responsibilities also include assessing the adequacy of accounting, financial and operating controls, reviewing the performance of external auditors and examining the evaluation of internal controls and management's response and reviewing implementation and findings of the Group's Enterprise Risk Management program.

The Risk and Audit Committee is chaired by Simon Jones who assumed responsibility for this role from Philip DeFeo on his appointment as a director in November 2005. The Committee currently has two other permanent non-executive members, being Sandy Murdoch and Tony Wales. The Board considers that these members have appropriate financial expertise and understanding of the markets in which the Group operates.

The CEO, Chief Financial Officer, Chief Legal Officer and the Company's external auditors are invited to Risk and Audit Committee meetings at the discretion of the Committee.

The Nomination Committee

The Nomination Committee operates in accordance with its Board approved charter, a copy of which is available from the corporate governance section of Computershare's website.

The main functions of the Committee are to assess the desirable competencies of the Board members, review Board succession plans, provide a framework for the evaluation process of the performance of the Board, individual directors, the chief executive and senior executive management and to make recommendations for the appointment and removal of directors.

All current directors are members of the Nomination Committee and it is chaired by the Chairman of the Board. The Nomination Committee meets no less than once per year.

The Nomination Committee's policy for the appointment of directors is to select candidates whose skills, expertise, qualifications, networks and knowledge of the markets in which Computershare operates and other markets into which it may expand, complement those of existing Board members and that the Board as a whole has the skills and experience necessary to fulfil its duties.

When selecting new directors for recommendation to the Board, the Nomination Committee reviews prospective directors' CVs, meets with them and speaks with their referees and others who have previously worked with them to assess their suitability.

The Remuneration Committee

The Remuneration Committee operates in accordance with its Board approved charter, a copy of which is available from the corporate governance information section of Computershare's website.

The principal function of the Remuneration Committee is to assist the Board in ensuring that the Group's remuneration levels are appropriate and sufficient to attract and retain the directors and key executives needed to run the Group.

The Committee is chaired by Tony Wales and is also comprised of Sandy Murdoch, Philip DeFeo and Chris Morris.

The Committee meets at least annually with additional meetings being convened as required.

The Committee has access to executive management of the Group and may consult independent experts where the Committee considers this necessary in order to discharge its responsibilities effectively.

The Acquisitions Committee

In light of the number of acquisitions in which the Group has been and will likely continue to be involved, the Board during 2006 decided to constitute an Acquisitions Committee. The Acquisitions Committee operates pursuant to its Board approved charter, a copy of which is available from the corporate governance information section of Computershare's website.

The Committee receives a monthly report from management and meets as necessary to consider prospective merger and acquisition opportunities identified to it by management. The Committee is chaired by Bill Ford and also comprises Markus Kerber, Simon Jones and Chris Morris.

* For details of director attendances at committee meetings, refer to the Directors' Report on page 25.

8. EQUITY PARTICIPATION BY NON EXECUTIVE DIRECTORS

The Board encourages non-executive Directors to own shares in the Company but the Company has not awarded shares to non-executive Directors.

9. REMUNERATION

For information relating to the Group's remuneration practices and details relating to directors' and executives' remuneration during the year, refer to the Remuneration Report on pages 25 to 35, which is incorporated into this report by reference.

In addition to the disclosure contained in the Remuneration Report, it should be noted that the Board is keen to encourage equity holdings by employees to align staff interests with those of shareholders. Many employees have participated in the Company's various share and option plans and the directors believe this has historically been a significant contributing factor to the Group's success.

With limited exceptions, the Company's share plans were in place prior to the release of the ASX best practice recommendations and were not submitted to shareholders for approval at the time of their adoption other than in certain cases where approval was required by applicable Corporate laws. The newest such plan, the Deferred Long Term Incentive Plan ("DLI Plan"), was submitted to and approved by shareholders at the Annual General Meeting held in November 2005.

The Board considers that, as a general rule, the composition of executive remuneration and equity-related staff incentive plans are the domain of the Board subject to meeting the Company's statutory and ASX Listing Rule disclosure obligations. It is not the current intention of the Board to re-submit or submit details of its existing share and option plans that were adopted prior to the release of ASX's best practice recommendations to shareholders for approval. However, the Board proposes to submit all subsequent or new plans for executive equity-based remuneration, such as the DLI Plan, for approval of shareholders at a general meeting.

10. REVIEW OF BOARD AND EXECUTIVE PERFORMANCE

In order to ensure that the Board continues to discharge its duties effectively, the performance of all directors was reviewed during the reporting period by the Chairman. The performance of the Chairman was reviewed during the reporting period by his fellow directors. A review of the Board has also taken place in accordance with Computershare's performance evaluation process for directors and executives. The Board also annually reviews the performance of the senior management group. A summary of the performance evaluation process for directors and executives is also available on Computershare's website.

11. IDENTIFYING AND MANAGING BUSINESS RISKS

There are a variety of risks that exist in the markets in which Computershare operates and there are a range of factors, some of which are beyond the control of Computershare, which may impact on the Group's performance.

The Board, in conjunction with the Risk and Audit Committee, reviews and approves the parameters under which such risks are managed including the responsibility for internal control systems, the procedure for identifying business risks and the methods to control their financial impact on the Group. The Board has approved a Risk Management policy, a summary of which is available on the corporate governance information section of Computershare's website. In essence, the policy is designed to ensure that strategic, operational, legal, reputational and financial risks are identified, evaluated, monitored and mitigated to enable the achievement of the Group's business objectives.

The CEO and the executive management team are instructed and empowered by the Board to implement risk management strategies co-operatively with the Risk and Audit Committee, report to the Board and the Risk and Audit Committee on developments related to risk, and suggest to the Board new and revised strategies for mitigating risk.

The role of Internal Audit as part of the Group's risk management framework is to understand the key risks of the organisation and to examine and evaluate the adequacy and effectiveness of the system of risk management and internal controls used by management. Internal Audit carries out regular systematic monitoring of control activities and reports to both relevant business unit management and the Risk and Audit Committee.

Typically, the audit methodology includes performing risk assessments of the area under review, performing audit tests, including selecting and testing audit samples, reviewing progress made on previously reported audit findings and discussing internal control or compliance issues with line management, and agreeing actions to be taken.

The Group has established several senior risk management roles to assist with these efforts. Since the end of the 2006 financial year, management at the direction of the Board appointed a new Enterprise Risk General Manager ("ERGM"), a senior role to provide leadership and direction in risk management across the Group. This includes the refinement, implementation and monitoring of a comprehensive and integrated risk management framework based on unit manager ownership of risk with independent monitoring. The ERGM reports directly to the Group's Chief Operating Officer with a dotted line into the Chairman of the Risk and Audit Committee.

Although no system of risk management can provide complete assurance that the risks that the Group faces will be fully mitigated, the Group's approach to risk management seeks to meet the Group's specific needs and minimise the risks to which it is exposed.

12. CORPORATE REPORTING

The CEO and CFO have made a statement to the Board in respect of the year ended 30 June 2006 as detailed on page 106 of this Annual Report.

13. CONFLICT OF INTEREST AND INDEPENDENT ADVICE

If a director has a potential conflict of interest in a matter under consideration by the Board or a committee of the Board, that director must abstain from deliberations on those matters. In that instance the director is not permitted to exercise any influence over other Board members or committee members on that issue nor receive relevant Board or committee papers.

The Company permits any director or committee of the Board to obtain advice about transactions or matters of concern at the Company's cost. Directors seeking independent advice must obtain the approval of the Chairman, who is required to act reasonably in deciding if the request is appropriate.

14. ETHICAL STANDARDS

Computershare recognises the need for directors and staff to observe the highest standards of behaviour and business ethics.

The Board has adopted a code of ethics that sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions and which recognises the legal and other obligations to legitimate stakeholders. A key element of that code is the requirement that directors, officers and staff act in accordance with the law and with the highest standards of propriety. The code and the methods of its implementation are reviewed annually.

A summary of the Group's code of ethics is available from the corporate governance information section of Computershare's website.

15. CODE OF PRACTICE FOR BUYING AND SELLING COMPUTERSHARE SECURITIES

The freedom of directors and senior executives to deal in Computershare's securities is restricted in a number of ways - by statute, by common law and by the requirements of the ASX Listing Rules. In addition to these restrictions, the Company has adopted a code of practice for buying and selling Computershare securities. The code of practice contains additional restrictions on dealing in Company securities and derivatives of Computershare securities. The code of practice also provides that directors or executives may only deal in Computershare securities, provided they are not in possession of material non-public information, in the four weeks immediately following the Company's half year and full year financial results announcements and, if relevant, any shareholders' meeting. Directors and senior executives may only deal in Computershare securities outside of these times, or deal in derivatives of Computershare securities at any time, with the express prior approval of the Chairman.

A summary of this code of practice is available from the corporate governance information section of Computershare's website.

16. SHAREHOLDER RELATIONS

The Board aims to ensure that shareholders are informed of all material information necessary to assess the performance of Computershare. Information is communicated to shareholders through:

> the annual report, which is distributed to all shareholders (other than those who elect not to receive it)

> the annual general meeting and other shareholder meetings called to obtain approvals as appropriate

> making available all information released to the ASX on Computershare's website immediately following confirmation of receipt by the ASX

> in circumstances where presentations are the subject of a webcast, making available the webcast on Computershare's website shortly after the close of the meeting

> ensuring all press releases issued by Computershare are posted on the Company's website

> encouraging active participation by shareholders at shareholder meetings. For shareholders who are unable to attend and vote at shareholder meetings, Computershare encourages electronic voting by accessing Computershare's website where, in advance of a shareholders' meeting, shareholders can view an electronic version of the proxy form and submit their votes

> actively encouraging shareholders to provide their e-mail addresses to facilitate more timely and effective communication with shareholders at all times

> directly contacting shareholders who have supplied e-mail addresses to provide details of upcoming events of interest, and

> encouraging shareholders who are unable to attend general meetings to communicate issues or ask questions by writing to the Company

A copy of the Board approved Shareholder Communications Policy is available from the corporate governance information section of Computershare's website.

17. COMMITMENT TO AN INFORMED MARKET RELATING TO COMPUTERSHARE SECURITIES

The Board has approved a market disclosure policy to ensure the fair and timely disclosure of price sensitive information to the investment community as required by applicable law. Computershare's joint Company Secretary and Chief Legal Officer, Mr Paul Tobin, has been appointed as the disclosure officer and is required to keep abreast of all material information and, where appropriate, ensure disclosure of share price sensitive information. A copy of the policy is available on the corporate governance section of Computershare's website.

18. EXTERNAL AUDITORS

The Company's policy is to appoint external auditors who demonstrate professional ability and independence. The performance of the auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into account an assessment of the performance of and value delivered by the current auditor and tender costs. PricewaterhouseCoopers was appointed as the external auditor in May 2002.

PricewaterhouseCoopers rotate audit engagement partners on listed companies every five years. It is PricewaterhouseCoopers' policy to provide an annual declaration of independence to the Company's Risk and Audit Committee. In addition, the Company has put in place a policy which lists the types of services that PricewaterhouseCoopers will not be able to undertake in order to maintain the independence and integrity of its services to the Company. As part of this policy, the Board must approve any permitted non-external audit task where the total fee for non-audit services may exceed 10% of the annual external audit engagement fee.

The external auditor is required to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation of the content of the audit report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in the director's report.

19. WHISTLEBLOWING

The Board has approved a whisteleblowing policy that specifically outlines procedures for dealing with allegations of improper conduct. Concerns can be raised in a number of ways, including anonymously in writing through the Company's online whistleblower reporting system, or by telephone. Any concerns that are reported are assessed and handled by regional disclosure co-ordinators in conjunction with the Company's Chief Legal Officer.

All employees have received training about the Company's policies, including how to detect and report improper conduct.

20. CORPORATE SOCIAL RESPONSIBILITY

For details relating to the Company's corporate and social responsibility initiatives refer to page 11 of this Annual Report.

21. HEALTH AND SAFETY

Computershare aims to provide and maintain a safe and healthy work environment. Computershare acts to meet this commitment by implementing work practices and procedures throughout the Group that comply with the relevant regulations governing the workplace. Employees are expected to take all practical measures to ensure a safe and healthy working environment in keeping with their defined responsibilities and applicable law.

22. COMPANY SECRETARIES

The Company Secretaries are Paul Tobin and Dominic Horsley. Under Computershare's Constitution, the appointment and removal of the Company Secretaries is a matter for the Board. Amongst other matters, the Company Secretaries advise the Board on governance procedures and seek to support the effectiveness of the Board by monitoring Board policy and procedures and coordinating the completion and despatch of the Board meeting agendas and papers.

Paul Tobin joined the Company in January 2000, having previously practised corporate and securities law at a leading international law firm and acting as Executive Vice President and General Counsel of a leading information technology company. He was also Founder and President of an online business-to-business firm. Paul completed a Bachelor of Arts degree at Kenyon College, Ohio and a law degree at New York Law School. Paul is also the Group's Chief Legal Officer.

Dominic Horsley joined the Company in June 2006 having previously practised law at one of Asia Pacific's leading law firms and as a Corporate Counsel at a major listed Australian software and services supplier. Dominic completed a Bachelor of Arts (Hons) in Economics at Cambridge University and completed his legal studies at the College of Law in London. Dominic is also the Chief Legal Counsel for the Group's Asia Pacific operations.

All directors have access to the advice and services of the Company Secretaries.

The Board of Directors of Computershare Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2006.

DIRECTORS

The following directors were directors during the whole of the financial year and up to the date of this report unless otherwise noted:

Non-executive	Executive
A.S. Murdoch (Chairman)	C.J. Morris (Chief Executive Officer)
P.D. DeFeo	P.J. Maclagan
W.E. Ford	
A.N. Wales	
Dr. M. Kerber	
T.M. Butler resigned as a non-executive director with effect from 7 May 2006.	
S. D. Jones was appointed as a non-executive director on 10 November 2005.	

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the operation of Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate Services.

> The Investor Services operations comprise the provision of registry and related services.

> The Plan Services operations comprise the provision and management of employee share and option plans.

> The Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery.

> The Shareholder Relationship Management Services Group provide investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants.

> Technology Services include the provision of software specializing in share registry, financial services and stock markets.

The Group also offers corporate trust services and acts as trustee for clients' debt offerings in certain markets. Specific Computershare subsidiaries are registered securities transfer agents. In addition, certain subsidiaries are Trust companies whose charters include the power to accept deposits, primarily acting as an escrow and paying agent on behalf of customers. In certain jurisdictions the Group is subject to regulation by various federal, provincial and state agencies and undergoes periodic examinations by those regulatory agencies.

CONSOLIDATED PROFIT

The profit of the consolidated entity for the financial year was $187,616,849 after income tax and $182,558,145 after tax and outside equity interests. The profit after tax and outside equity interests represents a 45.6% increase on the 2005 result of $125,391,370. Profit of the consolidated entity for the financial year excluding significant items was $180,433,249 after income tax and outside equity interests. This represents a 48.2% increase on the 2005 result of $121,782,305.

Net profit before significant items is determined as follows:

	Consolidated	
	2006	2005
	$000s	$000s
Net profit	182,558	125,391
Exclusion of significant items (net of tax):		
Profit on sale of Markets Technology	(9,867)	-
UK property sale adjustment	1,268	-
UK redundancies	5,208	-
Marked to market adjustments - derivatives	1,344	-
Tax losses	(1,507)	-
Restructuring costs	1,429	13,523
Business combinations	-	(8,129)
Profit on the sale of E*Trade	-	(6,712)
Profit on sale of premises	-	(2,291)
Net profit excluding significant items (refer note 4)	180,433	121,782

DIVIDENDS

The following dividends of the consolidated entity have been paid or declared since the end of the preceding financial year:

Ordinary shares

A final dividend in respect of the year ended 30 June 2005 was declared on 18 August 2005 and paid on 23 September 2005. This was an ordinary dividend of 6.0 cents per share amounting to $35,702,329 unfranked.

An interim ordinary dividend in respect of the half year ended 31 December 2005 was authorised on 15 February 2006 and paid on 24 March 2006. This was an ordinary dividend of 6.0 cents per share amounting to $35,833,234 unfranked.

A final dividend in respect of the year ended 30 June 2006 was declared by the directors of the Company on 15 August 2006, to be paid on 22 September 2006. This is an ordinary dividend of 7.0 cents per share amounting to $41,960,069 unfranked. As the dividend was not declared until 15 August 2006 a provision has not been recognised as at 30 June 2006.

REVIEW OF OPERATIONS

Overview

The full year results reflect a full year's contribution from the acquired EquiServe business, improved market conditions in North America and Asia in particular, and benefits of higher interest rates and client balances in the Northern Hemisphere. Increased focus on the UK business, particularly the effort to reduce costs in the second half also contributed to improved earnings.

Total revenue for the year ended 30 June 2006 is $1,626.1 million representing an increase of 50.1% over the prior period (2005: $1,083.2 million). The 30 June 2006 EBITDA result is $321.3 million including significant items as set out in note 4. Net profit after tax is $182.6 million, an increase of 45.6% from the prior year.

Gross margins have remained consistent year on year. Due to business growth, operating expenses have increased compared to the prior year but remain proportionally lower than the incremental increase in revenue. Depreciation and amortisation expenses have increased due to the full year's charge for prior year acquisitions.

The Group's effective tax rate has increased from 10.7% (19.4% after adjusting for the tax effect of prior year significant items) for the year ended 30 June 2005 to 22.6% in the current financial year largely reflecting the increase in revenues earned in higher tax rate jurisdictions.

The company's financial position remains strong with total assets of $2,167.1 million being financed by shareholders' funds totalling $946.3 million. Computershare's current available funding facility is $830.0 million, with total borrowings of $644.3 million at 30 June 2006.

Revenues

Regionally, revenues were apportioned between Asia Pacific 21%, North America 59% and EMEA 20%. These percentages reflect the increased contribution of the North American businesses in the current financial year.

The Asia Pacific region contributed total revenues of $339.6 million (2005: $334.8 million).

North America contributed total revenues of $952.1 million (2005: $470.7 million) reflecting the impact of the EquiServe business since acquisition in June 2005 and growth in mutual funds services in the US.

The EMEA region contributed total revenues of $324.4 million (2005: $286.7 million). This reflects the stabilisation of market conditions in the region complemented by the development of non-share registry streams in the UK.

Operating costs

Operating expenses (including the effect of acquisitions and cost of sales) were $1,309.0 million, an increase over prior year of 50%. Cost of sales grew 63%, whilst personnel costs grew 45% and occupancy was up 71% with some property rationalisation in North America to come.

Total technology costs increased to $154.7 million (2005: $106.6 million) following acquisitions made during the current year. This was expected due to the EquiServe integration. This amount includes $54.2 million of research and development expenditure of a capital nature which has been expensed in line with the Group's policy.

Working capital

Improved working capital management contributed to operating cash flows of $245.8 million for the 2006 financial year. This is an improvement of $99.0 million (67.5%) on the previous financial year. Capital expenditure of $33.4 million was marginally higher than 30 June 2005 ($31.6 million), however this was in line with depreciation and acceptable based on the increase in the overall size of the business and the integration activity, particularly the acquired EquiServe business. Days Sales Outstanding fell to 54 days (2005: 62 days - excluding EquiServe).

Ordinary shares

There is no current on-market or any other buy back.

Earnings per share

	2006 Cents	2005 Cents
Basic earnings per share	**30.63**	22.19
Diluted earnings per share	**30.60**	22.36
Management basic earnings per share	**30.44**	21.54
Management diluted earnings per share	**30.40**	21.72

The management basic and diluted earnings per share amounts have been calculated to exclude the impact of significant items (see note 7 in the financial report) recognised in the financial report for the year ended 30 June 2006 in order to make the earnings per share amounts for the current year more comparable with the earnings per share amounts for 2005.

SIGNIFICANT CHANGES IN ACTIVITIES

Significant changes in the affairs of the consolidated entity during the financial year that are reported in the consolidated financial statements were:

Acquisitions

a) On 23 September 2005, Computershare acquired Lord Securities based in New York, a corporation specialising in providing management and administrative support services to global structured finance markets.

b) On 15 November 2005 Computershare acquired FinancialBPO, a back office process outsourcing business for the financial service sector in Australia.

c) On 29 December 2005, Computershare acquired the SLS Group, a German Annual General Meeting service provider company.

d) On 4 January 2006, Computershare acquired IML, a UK company specialising in interactive services based on proprietary technology for Annual General Meetings.

e) On 28 February 2006, Computershare acquired the SunTrust (US) investor services business based in Atlanta, Georgia

f) On 1 March 2006, Computershare acquired the ADM Group, specialising in print & mail services in Germany.

g) On 28 April 2006, Computershare acquired the National Bank Trust (Canada) investor services and employee plan businesses and selected corporate trust mandates.

Disposals

a) On 21 November 2005 Computershare entered into a letter of intent with OMX AB to dispose of the Markets Technology business and to establish a strategic alliance to provide issuer services in the Nordic markets. A sale agreement was executed with settlement occurring on 31 January 2006.

In the opinion of the directors there were no other significant changes in the affairs of the consolidated entity during the financial year under review that are not otherwise disclosed in this report or the consolidated accounts.

SIGNIFICANT EVENTS AFTER YEAR END

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, except that:

Strategic alliance with Thomson Financial (Thomson)

On 26 May 2006 Computershare announced a global strategic alliance with Thomson. To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. The Analytics business is included within the Shareholder Relationship Management Services segment.

To facilitate the ongoing strategic relationship, Computershare and Thomson have executed an alliance and data provision agreement designed to align and leverage each organisation's complementary product offerings in their respective core markets.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

There are no likely developments in the operations of the consolidated entity, constituted by the Computershare Group and the entities it controls from time to time, that were not finalised at the date of this report.

The EquiServe integration remains ahead of schedule. The expected synergies from integration reported at 30 June 2005 of US $60 million over the next three years are tracking slightly ahead of plan both in timing and total value terms.

On this basis, and on the assumption that equity and financial markets conditions stay relatively stable, the Company remains comfortable with its target of long term management earnings per share growth of around 20% per annum.

ENVIRONMENTAL REGULATIONS

The Computershare Group is not subject to significant environmental regulation.

INFORMATION ON DIRECTORS

The qualifications, experience and responsibilities of directors together with details of all directorships of other listed companies held by a director in the three years to 30 June 2006 and any contracts to which the director is a party to under which they are entitled to a benefit are outlined in the Corporate Governance Statement and form part of this report.

Directors' Interests

At the date of this report, the direct and indirect interests of the directors in the shares of the company are:

Name	Number of options	Number of Ordinary Shares
P.D. DeFeo	-	80,000
W.E. Ford	-	-
Dr. M. Kerber	-	40,000
P.J. Maclagan	-	16,250,176
C.J. Morris	-	55,875,427
A.S. Murdoch	-	608,800
A.N. Wales	-	32,082,384
S.D. Jones [1]	-	14,000

[1] S.D. Jones was appointed as a non-executive director on 10 November 2005.

T.M. Butler resigned as a non-executive director with effect from 7 May 2006 and is accordingly not included in this table.

Meetings of directors

The number of meetings of the Board of Directors (and of Board Committees) and the number of meetings attended by each of the directors during the financial year are:

	Directors' Meetings		Risk and Audit Committee Meetings		Nomination Committee Meetings		Remuneration Committee Meetings	
	A	B	A	B	A	B	A	B
A.S. Murdoch	6	6	6	6	1	1	2	2
T.M. Butler [1]	5	5	-	-	-	-	-	-
S.D. Jones [2]	2	2	4	4	1	1	-	-
P.D. DeFeo [3]	5	6	2	4	1	1	2	2
W.E. Ford	5	6	-	-	1	1	-	-
Dr. M. Kerber	6	6	-	-	1	1	-	-
P.J. Maclagan	6	6	-	-	1	1	-	-
C.J. Morris	6	6	-	-	1	1	2	2
A.N. Wales	6	6	6	6	1	1	2	2

A Number of meetings attended
B Number of meetings held during the time the director held office during the year.
1 T.M. Butler resigned as a non-executive director with effect from 7 May 2006.
2 S.D. Jones was appointed as a non-executive director on 10 November 2005 and is Chairman of the Risk and Audit Committee.
3 P.D. DeFeo was appointed to the Risk and Audit Committee on 12 August 2005 and resigned with effect from 12 April 2006.

The Board has also constituted an Acquisitions Committee comprising of W.E. Ford (Chairman), S.D. Jones, Dr. M. Kerber and C.J. Morris. The Committee receives a monthly report and meets on an informal basis as necessary. Accordingly, it is not included in the above table.

INFORMATION ON COMPANY SECRETARIES

The qualifications, experience and responsibilities of company secretaries are outlined in the Corporate Governance Statement and form part of this report.

INDEMNIFICATION OF OFFICERS

During the period, the company paid an insurance premium to insure directors and executive officers of the company and its controlled entities against certain liabilities.

Disclosure of the amount of insurance premium payable and a summary of the nature of liabilities covered by the insurance contract is prohibited by the insurance policy.

REMUNERATION REPORT

The remuneration report outlines the remuneration arrangements in place for the directors of Computershare Limited and other key management personnel of the Company and Group. References in this report to the Group refer to the Company and its controlled entities.

This report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Remuneration structure and service contracts

C. Details of remuneration

D. Share based remuneration

E. Additional information

The information provided under headings A-D includes remuneration disclosures that are required under AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

Key management personnel is inclusive of directors and those within the Company and Group who have the authority and responsibility for planning, directing and controlling the activities of the Group.

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION (AUDITED)

Remuneration philosophy

The performance of the Group depends upon the quality of its key management personnel. To prosper, the Group must attract, motivate and retain highly skilled key management personnel.

To this end, the Group embodies the following principles in its remuneration framework:

> Provide competitive rewards to attract, retain and motivate high calibre key management personnel;

> Link key management personnel rewards to shareholder wealth; and

> Provide performance incentives which allow key management personnel to share the rewards of the success of the business.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of the remuneration of directors and other key management personnel on a periodic basis with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and key management team.

B. REMUNERATION STRUCTURE AND SERVICE CONTRACTS (AUDITED)

In accordance with best practice corporate governance, the structure of non-executive directors, executive directors and other key management personnel remuneration is separate and distinct.

Non-executive director remuneration

The Board seeks to set aggregate remuneration at a level which provides the Group with the ability to attract and retain non-executive directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.

Fees to non-executive directors reflect the demands which are made on, and the responsibilities of, the non-executive directors.

Non-executive directors' fees are determined within an aggregate non-executive directors' fee pool limit, which is periodically recommended for approval by shareholders. A pool of $1,000,000 was last approved by shareholders in November 2004.

The aggregate amount of non-executive directors' fees is reviewed periodically with reference taken to the fees paid to non-executive directors of comparable companies. The Board may also elect to receive advice from independent remuneration consultants if necessary.

No incentives, either short or long term, are paid to non-executive directors. Non-executive directors are not provided with retirement benefits other than statutory requirements. Non-executive directors are not eligible to participate in any of the Group's option or share plans. Except for the Managing Director, no director may be in office for longer than three years without facing re-election. Please refer to Section 3 of the Corporate Governance Statement for further information on the Company's re-election process.

The remuneration of non-executive directors for the period ending 30 June 2006 is detailed in the table on page 30 of this report.

Executive directors and other key management personnel remuneration

Overview

The objective of the Group's reward framework is to ensure reward for performance is competitive and appropriate. The remuneration framework also seeks to align executive directors and other key management personnel reward with the achievement of strategic objectives and the creation of shareholder value.

The executive directors and other key management personnel pay and reward framework has a mix of fixed and variable pay, and, as far as the variable remuneration is concerned, a blend of short and long term incentives. Both short and long term incentives are discretionary and are subject to both the Group and the individual meeting requirements agreed upon during the year.

C. Morris has agreed to become Executive Chairman on 16 November 2006. His remuneration for this role has not yet been determined by the Remuneration Committee.

Terms and conditions of employment

The executive directors are employed under open ended arrangements with the Group. C. Morris has agreed to become Executive Chairman on 16 November 2006. His appointment will be subject to re-election by the Company's shareholders at the Annual General Meeting in November 2007 and subsequently will be subject to re-election on the same rotating basis that applies to P. Maclagan and all of the non-executive directors. S. Crosby will become Managing Director of the Company under the Company's Constitution effective at that date and will join the Board at that time. No executive director is eligible for any termination payments should their employment or directorship cease for any reason.

None of the other key management personnel are employed under contract arrangements with Computershare or its subsidiaries, although on termination of employment (except for cause) they are entitled to full vesting of existing awards under the Long Term Incentive ("LTI") Plan in place for key personnel until last year, and partial vesting of awards under the Deferred Long Term Incentive ("DLI") Plan approved by shareholders last year, as well as any statutory entitlements in their respective jurisdictions of employment.

Fixed remuneration

The objective of fixed remuneration is to provide a base level of remuneration which is appropriate to the position, the geographic location and that is competitive in the market. Fixed remuneration for executive directors and other key management personnel is reviewed annually by the Remuneration Committee. The process includes a review of Company and individual performance, relevant comparative remuneration in the market and if necessary, external advice on policies and practices.

Fixed remuneration includes base salary and superannuation arrangements and is not dependent on the satisfaction of a performance condition.

Several key management personnel also act as Company directors and secretaries for subsidiaries. No additional payments are made in consideration for their activities as directors or secretaries of subsidiary companies within the Group.

Fixed remuneration is available to be received in a variety of forms including cash and fringe benefits such as motor vehicle and computer hire plans on the same terms and conditions as all employees of the Group.

Other remuneration

Under the terms of his employment, T. Honan became entitled to 40,000 fully paid shares in the Company on 27 May 2005. There is no current period cost of these shares.

Under the terms of R. Chapman's employment, he became entitled to receive 50,000 fully paid shares in the Company on 31 December 2004. There is no current period cost of these shares.

On 30 September 2005 R. Chapman resigned from Computershare. All long term incentive shares which were due to vest in future periods were vested at this date. Included within the remuneration table on page 30 of this report within 'Other' is a termination benefit of $300,210 which represents the outstanding period cost of the shares from original vesting date to termination date. No other payments were made.

O. Niedermaier resigned with effect from 15 May 2006 and received no termination payments.

From time to time other key management personnel may be awarded discretionary shares in the Company as part of their total remuneration package. For example, these awards may form part of a total relocation package or result from a change in role within the Group. None of the key management personnel listed in the tables below received such an award in the period ending 30 June 2006.

Details of total executive director and other key management personnel remuneration are set out in the remuneration table on page 30 of this report.

Variable remuneration

Variable remuneration – short term incentives

Variable remuneration for individual key management personnel comprises both short term and long term incentives and may be paid in years in which the Group's or the individual's performance meets or exceeds agreed performance hurdles. Short term incentives have been awarded in cash to key management personnel of the Group. In previous years, equity based short term incentives have also been provided to key management personnel with the exception of executive directors who are not eligible to participate in the Group's option or share plans.

Short term incentives are designed to provide performance incentives which allow key management personnel to share the rewards of the success of the Group. Actual short term awards are made to recognise the contribution of each individual to achieving the Group's agreed performance hurdles.

In September 2005, a cash bonus of $750,000 and $350,000 was paid to C. Morris and P. Maclagan respectively in connection with the performance of the Group for the period ended 30 June 2005. C. Morris and P. Maclagan directed the Company to remit $350,000 of their combined bonus to charity.

Details of total short term cash incentives relating to the current financial year that have been awarded to key management personnel and executive directors are set out in the remuneration table on page 30 of this report. These cash incentives are expected to be paid in September 2006. In September 2006, C. Morris and P. Maclagan are to be awarded cash bonuses of $600,000 and $450,000 respectively, and they have directed the Company to remit $400,000 of their fiscal 2006 combined bonus to charity.

Variable remuneration – long term incentives

The Group also provides long term share based awards for key management personnel other than executive directors of the Company. Recipients of long term share based awards must complete specified periods of service (two years for the LTI plan and five years for the DLI Plan) as a minimum before any share awards under the long term incentive plan become unconditional. The DLI Plan includes an additional performance criteria (refer below). The method of long term incentive reward framework has been adopted to seek to align key management personnel's financial interest with those of the shareholders and to assist in the retention of participants.

The performance of each individual is reviewed on an annual basis. Both short term and long term incentive awards are discretionary and are subject to approval of the Board based on recommendations from the Remuneration Committee. The exercise of the discretion in any given year is based on the Groups' performance and the attainment of specific individual objectives agreed upon during the year.

All key management personnel, with the exception of executive directors, are also eligible to participate in the Company's general employee share plans on the same terms and conditions as all other employees. Executive directors are not eligible to participate in the Company's option or share plans. An overview of the Company's employee option and share plans are disclosed in note 28 of the financial statements.

Variable Remuneration Performance Conditions

As explained above, executive directors and other key management personnel variable remuneration is a blend of short and long term incentives.

Short term incentives

As detailed above, the eligibility of Company and Group executive directors and other key management personnel to receive their short term variable remuneration is dependent on the achievement of certain performance criteria.

In the case of executive directors and other key management personnel, short term bonus eligibility is, in part, conditional on the achievement of budgeted financial performance measures. At least 50% of the total amount of available short term bonus remuneration for a year is conditional on achieving predetermined or budgeted levels of financial performance (EBITDA or earnings before interest, tax, depreciation and amortisation) of the area of the key manager's overall responsibility. Financial performance is measured as actual EBITDA of the area compared to budgeted EBITDA.

This measure is chosen as it is readily capable of objective determination and fosters an entrepreneurial business development ethos among the key management personnel of the Group.

The balance of the performance conditions used to determine bonus eligibility relate to a subjective assessment of various non-financial measures and considerations. These measures and considerations differ between executive directors and other key management personnel depending on the areas of their overall responsibility. Separate subjective factors relevant to work areas are chosen for each key manager.

In the case of C. Morris, P. Maclagan, S. Crosby and S. Rothbloom in their roles to the date of this report, the non-financial considerations include the achievement of business service levels, achievement of organic growth objectives and various other considerations.

In the case of T. Honan, the non-financial considerations include an assessment of his achievement on risk management initiatives, the quality of budgeting and financial reporting, expense control and investor relations initiatives.

In the case of P. Tobin, the non-financial considerations include an assessment of his achievement of legal and risk management initiatives, controllable costs, his performance relating to the management of acquisitions and dispositions, performance of the Group insurance program and company secretarial initiatives.

In each case, the applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each key management personnel's sphere of influence and relevant to their area of work within the Group.

Long term incentives

The eligibility of key management personnel (other than directors) to receive their long term incentive remuneration under the DLI Plan is dependent on the achievement of a key performance condition: namely an increase in management basic earnings per share of the Group over a 5 year period. For example, awards under the DLI Plan in the year ending 30 June 2006 are based on average compounded growth in the Group's earnings in the 5 year period ending 30 June 2010. If compounded growth over the period is less than 15% no rights will vest. If growth is more than 20% all rights will vest and if growth is between 15% to 20% then the proportion of rights that will vest will increase on a pro rata straight line basis between 40% (for growth of 15%) and 100% (for growth of 20%).

In the case of key management personnel (other than directors), the amount of available long term incentive remuneration, measured in shares, is determined by applying a given weighting to a variety of measures. These measures include:

- Overall financial performance as determined by the growth in earnings per share of the Group compared to the previous reporting period;
- Individual performance including achieving predetermined performance goals, facilitating positive change within the Group and extent of contribution to the Group's strategic initiatives;
- Leadership including team building, staff development, succession planning and communication skills;
- An assessment of the key management personnel's standing in the marketplace, individual skills and overall commitment to the Group and the capacity of the Group to find a like replacement; and
- An assessment of the individual's personality and fit with the Group's internal culture.

Application of performance conditions in the determination of variable remuneration

In relation to both short term and long term variable remuneration, the financial performance conditions outlined above have been chosen as they are considered the best way to align performance outcomes with shareholder value. The applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each executive directors and other key management personnel's sphere of influence and relevant to their of work.

The method of assessing all financial performance conditions involves a comparison of actual achievement against the predetermined target. The method of assessing all non-financial conditions and considerations involves the application by the Remuneration Committee, or its nominated delegate, of a subjective weighted average of the nominated criteria summarised above. In each case, the assessment methods have been chosen because the Board considers such assessment criteria to be reasonable and appropriate.

C. DETAILS OF REMUNERATION (AUDITED)

Directors

The directors of Computershare Limited are listed below. Unless otherwise indicated those individuals held their position for the whole of the current financial year.

Non-executive	Executive
A.S. Murdoch (Chairman)	C.J. Morris (Managing Director and Chief Executive Officer)
T.M. Butler[1]	P.J. Maclagan (Managing Director Computershare Technology Services & and Chief Executive Officer Computershare Shareholder Services Inc)
P.D. DeFeo	
W.E. Ford	
Dr. M. Kerber	
A.N. Wales	
S.D. Jones[2]	

[1] T.M. Butler resigned as a non-executive director with effect from 7 May 2006.
[2] S.D. Jones was appointed as a non-executive director on 10 November 2005.

Key management personnel other than directors

The individuals listed below are key management personnel (within the meaning of the Australian accounting standard *AASB 124 Related Party Disclosures*) who have the authority and responsibility for planning, directing and controlling the activities of the Group. All individuals named below held their position for the whole of the financial year ended 30 June 2006 unless otherwise noted.

Name	Position	Employer
S. Crosby[1]	Group Managing Director, Asia Pacific; Chief Operating Officer	Computershare Investor Services Pty Ltd (Australia)
T. Honan	Chief Financial Officer	Computershare Limited
S. Rothbloom	President, North America	Computershare Inc (US)
P. Tobin	Chief Legal Officer & Company Secretary	Computershare Limited
P. Conn	Head of Global Capital Markets	Computershare Inc (US)
O. Niedermaier[2]	CEO, Stakeholder Relationship Management Group	Pepper Technologies AG
R. Chapman[3]	Group Managing Director, EMEA	Computershare Investor Services plc (UK)

[1] From 1 July 2005 to 27 September 2005 S. Crosby held the position of Group Managing Director, Asia Pacific. Since 28 September 2005 S. Crosby has also held the position of Chief Operating Officer, and will become Chief Executive Officer on 16 November 2006.
[2] O. Niedermaier resigned with effect from 15 May 2006.
[3] R. Chapman resigned with effect from 30 September 2005.

* Neither M. Davis who was joint Company Secretary from 1 July 2005 to 31 May 2006 nor D. Horsley who has been joint Company Secretary from 1 June 2006 were remunerated as a consequence of this office and therefore are not one of the individuals with the authority and responsibility for planning, directing and controlling the activities of the Group. Accordingly their remuneration details have been excluded from this report.

S. Crosby, T. Honan and P. Tobin are considered to be key management personnel of the Company and are considered to be 'company executives' within the meaning of the *Corporations Act 2001*.

S. Crosby, S. Rothbloom, T. Honan, P. Tobin and P. Conn are the most highly remunerated executives of the Group within the meaning of the *Corporations Act 2001* during the current financial year.

Amounts of remuneration

Details of the nature and amount of each element of the total remuneration for each director, Company and Group key management personnel and most highly remunerated executives within the Group for the year ended 30 June 2006 are set out in the table below. Where remuneration was paid in a foreign currency it has been translated at the average exchange rate for the financial year.

Salary and fees, non-monetary benefits, post employment remuneration and sign-on shares are fixed remuneration and are not related to the performance of the Group. Share based payments and cash profit share and bonuses are variable remuneration and are linked to both the performance of the individual and the Group.

Key management personnel and most highly remunerated executives of the Group and Company

2006	Short term		Long term	Post employment		Share based payments		Other	Total
	Salary & fees	Cash Profit Share & Bonuses	Other	Super-annuation & Pension	Retirement benefits	Shares	Performance Rights*		
	$	$	$	$	$	$	$	$	$
Directors									
A.S. Murdoch	185,000	-	-	18,500	-	-	-	-	203,500
P.D. De Feo	147,767	-	-	-	-	-	-	-	147,767
A.N. Wales	130,000	-	-	12,139	-	-	-	-	142,139
W.E. Ford	126,171	-	-	-	-	-	-	-	126,171
T.M. Butler [1]	123,281	-	-	-	-	-	-	-	123,281
S.D. Jones [3]	104,847	-	-	-	-	-	-	-	104,847
Dr. M. Kerber [2]	73,888	-	-	-	-	-	-	-	73,888
C.J. Morris	600,000	600,000	11,704	60,000	-	-	-	-	1,271,704
P.J. Maclagan	450,000	450,000	7,500	45,000	-	-	-	-	952,500
TOTAL	**1,940,954**	**1,050,000**	**19,204**	**135,639**	-	-	-	-	**3,145,797**
Company and Group key management personnel									
S. Rothbloom	842,399	447,122	-	11,738	-	436,253	676,200	-	2,413,712
S. Crosby	554,400	286,000	28,867	12,139	-	339,227	901,600	3,000	2,125,233
T. Honan	441,000	242,000	8,354	12,139	-	156,628	676,200	3,000	1,539,321
P. Conn	479,456	254,351	-	-	-	152,724	338,100	-	1,224,631
P. Tobin	441,000	186,000	8,354	12,139	-	172,410	281,750	3,000	1,104,653
R. Chapman [4]	341,394	-	-	29,150	-	71,066	-	300,210	741,820
O. Niedermaier [5]	503,870	-	-	25,870	-	-	-	738	530,478
TOTAL	**3,603,519**	**1,415,473**	**45,575**	**103,175**	-	**1,328,308**	**2,873,850**	**309,948**	**9,679,848**

* Performance rights expense has been included in total remuneration on the basis that it is considered more likely than not at the date of this financial report that the key performance condition, namely a 20% compound increase in management earnings per share of the Group over a 5 year period, will be met. In future reporting periods, if the probability requirement is not met a credit to remuneration will be included to be consistent with the accounting treatment.

[1] T.M. Butler resigned as a non-executive director with effect from 7 May 2006.
[2] From 1 January 2006 onwards Dr. M. Kerber was not remunerated as a non-executive director.
[3] S.D. Jones was appointed as a non-executive director on 10 November 2005. Consultancy fees of $40,405 were paid to S.D. Jones prior to this appointment being made and have been included in the Related Party Disclosures at note 33 of the financial statements.
[4] R. Chapman resigned with effect from 30 September 2005. 'Other' remuneration is a termination benefit of $300,210 which represents the outstanding period cost of the LTI shares from original vesting date to termination date.
[5] O. Niedermaier resigned with effect from 15 May 2006.

Key management personnel and most highly remunerated executives of the Group and Company

2005	Short term			Post employment		Share based payments		Total
	Salary & fees	Cash Profit Share & Bonuses	Non-monetary benefits	Super-annuation & Pension	Retirement benefits	Shares	Options	
	$	$	$	$	$	$	$	$
Directors								
A.S. Murdoch	153,833	-	-	15,583	-	-	-	169,416
A.N. Wales	107,083	-	-	10,001	-	-	-	117,084
T.M. Butler	114,229	-	-	-	-	-	-	114,229
Dr. M. Kerber *	116,153	-	-	-	-	-	-	116,153
W.E. Ford	113,105	-	-	-	-	-	-	113,105
P.D. De Feo	112,437	-	-	-	-	-	-	112,437
C.J. Morris	500,750	750,000	-	50,075	-	-	-	1,300,825
P. J. Maclagan	506,750	350,000	-	50,075	-	-	-	906,825
TOTAL	**1,724,340**	**1,100,000**	**-**	**125,734**	**-**	**-**	**-**	**2,950,074**
Company and Group key management personnel								
S. Rothbloom	542,839	287,784	-	6,786	-	259,568	33,717	1,130,694
S. Crosby	400,750	209,118	-	11,585	-	203,514	33,717	858,684
R. Chapman	446,983	59,448	-	31,289	-	196,810	-	734,530
O. Niedermaier	603,954	62,501	26,820	-	-	-	-	693,275
P. Conn	391,708	163,789	41,525	-	-	88,432	6,743	692,197
P. Tobin	397,407	151,833	-	6,758	-	110,503	13,487	679,988
T. Honan	330,750	137,023	-	11,585	-	133,180	32,624	645,162
Other most highly remunerated executives								
S. Chanodoa	544,127	-	-	9,459	-	1,335,945	-	1,889,531
TOTAL	**3,658,518**	**1,071,496**	**68,345**	**77,462**	**-**	**2,327,952**	**120,288**	**7,324,061**

* Dr. M. Kerber was appointed as a non-executive director on 18 August 2004.

D. SHARE BASED REMUNERATION (AUDITED)

Directors

Non-executive and executive directors of the Company are not eligible to participate in the Group's share based remuneration schemes.

Valuation of Shares

The assessed fair value of shares granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. The amount relating to the current financial year is included in the remuneration table on page 30 of this report. Fair values at grant date are independently determined using the closing share price on grant date.

Shares in lieu of a cash bonus

The Company awarded 166,870 shares in lieu of a cash bonus to members of the key management personnel team relating to the performance of the Group for the financial year ended 30 June 2005 on 29 June 2005 and these shares vested immediately. The total value of these shares was $991,209 and has been included in the total remuneration table above for the prior year. For the financial year ended 30 June 2006, all bonuses were paid in cash.

Shares granted as remuneration under long term incentive schemes

126,783 shares were granted to the named Company and Group key management personnel under the LTI Plan on 1 April 2005 in relation to the Group's performance for the first half of the financial year ended 30 June 2005. A time based vesting condition has been imposed on the award of these shares such that each Company and Group key management personnel must remain employed by the Group until 31 March 2007 before these awards become unconditional.

An additional 136,655 shares were granted to the named Company and Group key management personnel under the LTI plan on 1 September 2005 in relation to the Group's performance in the second half of the financial year ended 30 June 2005. Each Company and Group key management personnel must remain employed by the Group until 31 August 2007 before these share awards become unconditional.

No further shares have been granted to the named Company and Group key management personnel under the LTI plan.

There has been no alteration to the terms and conditions of shares granted under the LTI plan since the original grant date. There has also not been any sign on fees paid during the year as part of the consideration for any of the above mentioned key management personnel agreeing to hold their positions.

Share holdings of Company and Group key management personnel

The number of ordinary shares in Computershare Limited held during the financial year by each director and the named Company and Group key management personnel, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, are included in the table below.

	Balance at beginning of period	Granted as remuneration under long term incentive schemes	Resigned during the year	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2006
Directors							
A.S. Murdoch	609,800	-	-	-	-	-	609,800
T.M. Butler	-	-	-	-	-	-	-
P.D. De Feo	80,000	-	-	-	-	-	80,000
W.E. Ford	-	-	-	-	-	-	-
M. Kerber	40,000	-	-	-	-	-	40,000
P.J. Maclagan	16,225,176	-	-	-	-	-	16,225,176
C.J. Morris	55,865,427	-	-	-	10,000	-	55,875,427
A.N. Wales	32,592,384	-	-	-	(500,000)	-	32,092,384
S. Jones	-	-	-	-	-	-	-
Company and Group key management personnel							
S. Crosby	142,654	69,443	-	110,000	(217,140)	951	105,908
S. Rothbloom	111,775	80,854	-	150,000	(230,000)	-	112,629
T. Honan	193,496	39,479	-	-	(160,000)	951	73,926
P. Tobin	161,693	40,108	-	-	(122,812)	1,976	80,965
P. Conn	261,217	30,873	-	-	(32,273)	-	259,817
R. Chapman [1]	36,218	-	(36,218)	-	-	-	-
O. Niedermaier [2]	35,522	-	(35,522)	-	-	-	-

[1] R. Chapman resigned with effect from 30 September 2005

[2] O. Niedermaier resigned with effect from 15 May 2006

Performance rights

The DLI Plan was approved at the Annual General Meeting held on 9 November 2005. The DLI Plan is offered to eligible key management personnel and senior managers in the Group to recognise their ongoing contribution and expected efforts to ensure the performance and success of the Group. The total number of rights approved for issue was 10 million, of which 2.75 million were granted on 20 December 2005.

Performance rights are granted under the plan for no consideration and carry no dividend or voting rights. Under the DLI Plan, the performance rights give an entitlement to one fully paid ordinary share per performance right issued subject to satisfaction of performance hurdles (as set out on page 28 of this report) and continued employment.

The assessed fair value of performance rights granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. The amount relating to the current financial year is included in the remuneration table on page 30 of this report. Fair values at grant date are independently determined using a Black Scholes option pricing model.

The fair value of the performance rights granted on 20 December 2005 was $5.635. The valuation inputs for the performance rights granted during the year ended 30 June 2006 included:

a. Performance rights are granted for no consideration

b. Exercise price: nil

c. Share price at grant date: $6.57

d. Expected price volatility of the Group's shares: 25.0%

e. Expected dividend yield: 3.0%

f. Risk free interest rate: 5.8%

The expected price volatility is based on the historic volatility of the Group's share price.

Set out below are summaries of performance rights granted under the plan:

Grant date	Balance at beginning of year	Granted during the year	Balance at end of year	Exercisable at end of year
20 December 2005	-	2,750,000	2,750,000	-

No performance rights became exercisable during the current year. No performance rights expired, were vested or forfeited during the period covered by the above table.

There has been no alteration to the terms and conditions of performance rights granted under the DLI plan since the original grant date.

Value of options included in key management personnel remuneration

Non-executive and executive directors of the Group are not eligible to participate in the Group's option scheme. No options have been granted to Company or Group key management personnel during the financial year ended 30 June 2006. There has been no variation in the terms of options provided to Company and Group key management personnel previously granted.

Details of employee options granted which may effect remuneration in this or future reporting periods are disclosed in Note 28.

Option holdings of Company and Group key management personnel

The number of options over ordinary shares held during the financial year by each of the Company and Group key management personnel is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period	Total vested and non exercisable at 30 June 2006	Total vested and exercisable at 30 June 2006	Last exercise date
S. Crosby	110,000	-	(110,000)	-	-	-	-	-
T. Honan	100,000	-	-	-	100,000	-	100,000	26 Apr 2007
S. Rothbloom	150,000	-	(150,000)	-	-	-	-	-
P. Tobin	40,000	-	-	-	40,000	-	40,000	5 Feb 2007
P. Conn	10,000	-	-	(10,000)	-	-	-	-

The exercise price of options exercised by S. Crosby was 10,000 at $5.95 and 100,000 at $2.77.

The exercise price of options exercised by S. Rothbloom was 50,000 at $5.95 and 100,000 at $2.77.

The value of options exercised and lapsed during the financial year ended 30 June 2006 at the time they were exercised or lapsed is detailed in the table below.

	Number of options exercised	Value of options exercised at exercise date	Number of options lapsed	Value of options lapsed at lapse date
S. Crosby	10,000	14,100	-	-
S. Crosby	100,000	397,000	-	-
S. Rothbloom	50,000	47,000	-	-
S. Rothbloom	100,000	412,000	-	-
P. Conn	-	-	10,000	18,500

No options or any other bonus or grant was forfeited in the financial year because a person did not meet the performance conditions for the options, bonus or grant.

Valuation of options

The assessed fair value at grant date of options granted to key management personnel is allocated equally over the period from grant date to vesting date. There is no current period charge relating to options. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, the market price at grant date of the underlying share, the expected life of the option and vesting period applicable to the options.

E. ADDITIONAL INFORMATION (UNAUDITED)

Relationship between key management personnel remuneration and Group performance and shareholder wealth

The overall level of key management personnel award takes into account the performance of the Group over a number of years, with greater emphasis given to the current and prior financial year.

Over the past five financial years, the Group's normalised earnings before interest, tax, depreciation and amortisation grew by a compound annual average rate of 16% (based on an AGAAP calculated EBITDA at 30 June 2001 and an AIFRS calculated EBITDA at 30 June 2006). During this period, shareholder wealth, measured by reference to management earnings per share, has grown by a compound annual average rate of 15% (based on an AGAAP calculated EBITDA at 30 June 2001 and an AIFRS calculated EBITDA at 30 June 2006) and measured by reference to dividend payments has grown by a compound annual average rate of 67%. Key management personnel remuneration has grown by an annual compound average rate of 18%, executive director and non-executive director remuneration has grown by an annual compound average rate of 16% and 11% respectively during this period. A year on year analysis of the above metrics together with the compound five year average comparative is set out in the following table.

	Growth over previous financial period	5 year Compound average growth 2001-2006
Normalised EBITDA	52%	16%
Management EPS	41%	15%
Dividend	18%	67%
Key management personnel remuneration (average per key management personnel)	78%*	18%*
Executive director remuneration (average per director)	0%	16%

* Growth over the previous financial period excluding performance rights share based payments from key management personnel remuneration was 25% and compound average growth over the past five financial years was 10%.

Historic key management personnel and executive director remuneration has been adjusted to exclude non-recurring items. All remuneration included in the calculation has been annualised where key management personnel and directors have left during the year.

During the financial year ended 30 June 2006, the Group's share price increased approximately 34% from $5.86 at the beginning of the year to $7.85 on 30 June 2006.

In assessing the impact of the Group's performance on shareholder wealth, it is also noteworthy that on 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005. From 10 June 2004 to 17 June 2005 the Company bought back 15,970,000 ordinary shares at total cost of $50.7 million. The shares bought back represented 2.9% of issued ordinary share capital at the date of the initial buy back announcement on 10 June 2004.

On 19 December 2003 Computershare announced its intention to buy-back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2004 Computershare announced a change in relation to this buy-back in that the maximum number of shares to be bought back was increased to 750,000. Between 5 January 2004 and 30 September 2005 the Company also bought back 600,000 reset preference shares at a total cost of $62.1 million. The shares bought back represented 40.0% of issued reset preference share capital at the date of the initial buy back announcement on 19 December 2003. All remaining reset preference shares were converted to ordinary shares on 30 September 2004.

There is no current on-market or any other buy-back program.

Details of remuneration: cash bonuses and performance rights

The percentage value of total remuneration relating to the current financial year received by key management personnel that consists of cash bonuses and performance rights is as follows:

	% of total remuneration received as cash bonus	% of total remuneration received as performance rights
P.J. Maclagan	47.2	-
C.J. Morris	47.2	-
S. Rothbloom	18.5	28.0
S. Crosby	13.5	42.4
T. Honan	15.7	43.9
P. Conn	20.8	27.6
P. Tobin	16.8	25.5
R. Chapman [1]	-	-
O. Niedermaier [2]	-	-

1 R. Chapman resigned with effect from 30 September 2006
2 O. Niedermaier resigned with effect from 15 May 2006

No shares were awarded in the financial year ended 30 June 2006 to key management personnel.

The percentage of shares previously awarded under long term incentive schemes which were forfeited in the current financial year and the subsequent financial years in which shares previously awarded under long term incentive schemes will vest if the conditions are met for the named Company and Group key management personnel are provided in the table below.

	Vesting date	% of total shares vesting in the current financial year	% of total shares granted forfeited in the current financial year	Estimated value of shares to be reported in subsequent financial periods
S. Rothbloom	30 September 2005 - 31 August 2007	34.1	-	259,202
S. Crosby	30 September 2005 - 31 August 2007	37.1	-	209,974
T. Honan	30 September 2005 - 31 August 2007	42.4	-	93,384
P. Conn	30 September 2005 - 31 August 2007	36.0	-	102,910
P. Tobin	30 September 2005 - 31 August 2007	40.2	-	105,485
R. Chapman [1]	30 September 2005 - 31 August 2007	100.0	-	-
O. Niedermaier [2]	31 August 2007	-	100.0	-

1 R. Chapman resigned with effect from 30 September 2006
2 O. Niedermaier resigned with effect from 15 May 2006

LOANS TO DIRECTORS AND EXECUTIVES

Computershare has not made any loans to directors and executive directors or key management personnel during the current financial year.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Non-audit services

The Group may decide to employ its auditor, PricewaterhouseCoopers, on assignments in addition to their statutory audit duties where the auditor's expertise and experience with the Group are important.

The Board is satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001* and internal guidelines. Further details regarding the Board's internal policy for engaging PricewaterhouseCoopers for non-audit services is set out in the Corporate Governance Statement.

The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

> There were no individual non-external audit tasks performed where the total fee exceeded 10% of the annual external audit engagement fee

> No services were provided by PricewaterhouseCoopers that are prohibited by policy (the policy lists services that are not able to be undertaken)

> None of the services provided undermine the general principles relating to auditor independence, including reviewing or auditing the auditor's own work, acting in a management capacity or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditors' signed independence declaration as required under section 307C of the *Corporations Act 2001* is provided immediately after this report.

Details of the amounts paid to the auditor for both audit and non-audit services are provided in the table below.

During the year the following amounts were incurred in relation to services provided by PricewaterhouseCoopers, the Group auditor, and its related practices.

	Consolidated	
	2006 $	2005 $
1. Audit services		
Remuneration received or due & receivable by PricewaterhouseCoopers Australia for:		
> Audit & review of the financial statements & other audit work	1,107,646	853,472
> Audit & review of the financial statements & other audit work by related practices of PricewaterhouseCoopers Australia	1,734,065	1,719,579
	2,841,711	2,573,051
2. Other assurance services		
> Other services performed by PricewaterhouseCoopers Australia	259,088	107,812
> Other services performed by related practices of PricewaterhouseCoopers Australia	415,144	433,137
	674,232	540,949
Total Remuneration for assurance services	3,515,943	3,114,000

Other services provided relate primarily to regulatory and compliance reviews.

ROUNDING OF AMOUNTS

The Group is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the directors.

A. S. MURDOCH
Chairman
15 September 2006

C. J. MORRIS
Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile + 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the audit of Computershare Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Computershare Limited and the entities it controlled during the period.

JOHN YEOMAN
Partner
PricewaterhouseCoopers

Melbourne
15 September 2006

Liability limited by a scheme approved under Professional Standards Legislation

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2006

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent Entity 2006 $000	Parent Entity 2005 $000
Revenues from continuing operations					
Sales revenue	2	1,604,163	1,063,478	-	-
Other revenue	2	10,321	8,352	96,623	67,229
Total revenue from continuing operations		1,614,484	1,071,830	96,623	67,229
Other income	3	22,627	18,646	2,602	9,392
Expenses					
Direct services		1,190,411	806,017	-	-
Technology services		125,381	90,713	-	-
Corporate services		46,080	32,446	14,770	18,880
Finance costs	2	37,007	17,489	321	1,749
Total expenses		1,398,879	946,665	15,091	20,629
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	40 & 41	4,239	1,802	(110)	-
Profit/(loss) before related income tax expense		242,471	145,613	84,024	55,992
Income tax expense (benefit)	5	54,854	15,531	9,351	(228)
Profit/(loss) for the period		187,617	130,082	74,673	56,220
(Profit)/loss attributable to minority interests		(5,059)	(4,691)	-	-
Profit/(loss) attributable to members of the parent entity		182,558	125,391	74,673	56,220
Basic earnings per share (cents per share)	7	30.63	22.19		
Diluted earnings per share (cents per share)	7	30.60	22.36		

The above income statements should be read in conjunction with the accompanying notes.

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
CURRENT ASSETS					
Cash and cash equivalents	36	98,434	157,145	2,136	15,811
Receivables	8	278,316	270,344	46,156	18,195
Available-for-sale financial assets at fair value	9	973	-	-	-
Other financial assets	10	28,519	37,303	-	-
Inventories	11	9,613	4,846	-	-
Current tax assets	17	1,998	1,321	-	-
Derivative financial instruments	18	533	-	-	-
Other current assets	12	23,452	16,292	84	88
Assets of disposal group held for sale	13	15,808	7,973	824	-
Total Current Assets		457,646	496,224	49,200	34,094
NON-CURRENT ASSETS					
Receivables	8	7,542	7,861	141,671	66,364
Investments accounted for using the equity method	14	12,034	6,402	715	-
Listed and unlisted investments at cost	15	-	2,206	597,262	589,233
Available-for-sale financial assets at fair value	9	3,060	-	405	-
Property, plant & equipment	16	100,488	99,569	1,585	642
Deferred tax assets	17	81,230	75,845	1,067	3,075
Derivative financial instruments	18	1,842	-	-	-
Intangibles	19	1,502,582	1,354,154	-	-
Other		685	-	-	-
Total Non-Current Assets		1,709,463	1,546,037	742,705	659,314
Total Assets		2,167,109	2,041,261	791,905	693,408
CURRENT LIABILITIES					
Payables	20	282,991	273,870	47,279	23,757
Interest bearing liabilities	21	3,538	101,433	-	165
Current tax liabilities	22	13,848	16,975	140	3,592
Provisions	23	27,395	58,548	-	-
Derivative financial instruments	18	1,602	-	-	-
Deferred consideration	24	29,766	32,881	-	-
Other	25	-	1,296	-	-
Total Current Liabilities		359,140	485,003	47,419	27,514
NON-CURRENT LIABILITIES					
Payables	20	7,860	20,224	55,405	-
Interest bearing liabilities	21	640,755	582,057	19,883	20,420
Deferred tax liabilities	22	22,511	4,251	-	115
Provisions	23	87,540	72,589	207	85
Derivative financial instruments	18	38,940	-	-	-
Deferred consideration	24	53,809	81,983	-	-
Other	25	10,275	3,556	-	-
Total Non-Current Liabilities		861,690	764,660	75,495	20,620
Total Liabilities		1,220,830	1,249,663	122,914	48,134
Net Assets		946,279	791,598	668,991	645,274
EQUITY					
Parent Entity Interest					
Contributed equity - ordinary shares	26	586,216	580,762	585,708	580,256
Contributed equity - reset preference shares	26	-	-	-	-
Reserves	27	2,204	(33,400)	26,343	11,215
Retained profits	6	348,993	238,071	56,940	53,803
Total parent entity interest	42	937,413	785,433	668,991	645,274
Minority interest	42	8,866	6,165	-	-
Total Equity		946,279	791,598	668,991	645,274

The above balance sheets should be read in conjunction with the accompanying notes.

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
Total equity at the beginning of the year		791,598	603,836	645,274	508,057
Adjustment on adoption of AASB 132 and AASB 139, net of tax:					
Retained profits	6	(100)	-	-	-
Reserves	27	6,010	-	-	-
Restated total equity at the beginning of the financial year		797,508	603,836	645,274	508,057
Available-for-sale financial assets, net of tax	27	699	-	(39)	-
Cash flow hedges, net of tax	27	(16,031)	-	-	-
Exchange differences on translation of foreign operations	27	26,073	(19,477)	-	-
Asset revaluation reserve	27	-	(542)	-	(542)
Net income recognised directly in equity		10,741	(20,019)	(39)	(542)
Profit for the year		182,558	125,391	74,673	56,220
Total recognised income and expense for the year		193,299	105,372	74,634	55,678
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	24,326	241,775	24,326	241,775
Dividends provided for or paid	6	(71,536)	(56,387)	(71,536)	(56,387)
Conversion of preference shares	26	-	(114,432)	-	(114,432)
On market purchase of shares related to employee share plans	26	(10,224)	-	(10,224)	-
Equity related deferred consideration from share capital		(8,648)	-	(8,648)	-
Employee share based remuneration reserve	27	12,803	10,408	13,106	10,041
Equity related contingent consideration	27	6,050	2,816	2,060	-
Transfer from asset revaluation reserve to retained earnings	27	-	542	-	542
Minority interest		2,701	(2,332)	-	-
		(44,528)	82,390	(50,917)	81,539
Total equity at the end of the year		946,279	791,598	668,991	645,274
Total recognised income and expense for the year is attributable to:					
Members of Computershare Limited		188,240	100,681	74,634	55,678
Minority interest		5,059	4,691	-	-
		193,299	105,372	74,634	55,678

The above statements of changes in equity should be read in conjunction with the accompanying notes.

	Note	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of GST)		1,601,789	1,039,729	-	-
Payments to suppliers and employees (inclusive of GST)		(1,290,078)	(865,214)	(24,070)	(29,331)
Dividends received		47	1	1	-
Interest paid and other costs of finance		(37,865)	(19,369)	-	-
Interest received		7,699	7,803	517	495
Income taxes (paid)/refunded		(35,776)	(16,160)	-	2,100
Net operating cash flows	36	245,816	146,790	(23,552)	(26,736)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of controlled entities and businesses, net of cash acquired		(186,459)	(361,210)	(9,403)	(16,314)
Payments for investment in associated entities and joint ventures		(824)	-	(600)	-
Proceeds from sale of investments		4,097	95	377	-
Payments for investments		(594)	(4,167)	-	-
Payments for property, plant and equipment		(33,423)	(31,648)	-	(1,058)
Net loan repayments from controlled entities		-	-	75,114	153,852
Proceeds from sale of assets		4,495	26,835	-	18,505
Proceeds from sale of controlled entities, net of cash disposed		13,294	5,647	-	-
Other		(1,306)	-	-	(536)
Net investing cash flows		(200,720)	(364,448)	65,488	154,449
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		24,326	2,517	24,326	2,517
Payments for purchase of ordinary shares		(8,401)	-	(8,401)	-
Buy-back of ordinary shares		-	(30,639)	-	(30,639)
Buy-back of reset preference shares		-	(29,447)	-	(29,447)
Proceeds from borrowings		167,103	817,639	-	-
Repayment of borrowings		(216,624)	(410,262)	-	-
Dividends paid - ordinary shares		(71,536)	(55,105)	(71,536)	(53,348)
Dividends paid - reset preference shares		-	(1,816)	-	(1,816)
Dividends paid to outside equity interest in controlled entity		(3,575)	(3,936)	-	-
Proceeds from finance leases		2,963	1,487	-	-
Repayment of finance leases		(5,253)	(1,661)	-	-
Net financing cash flows		(110,997)	288,777	(55,611)	(112,733)
Net increase/(decrease) in cash and cash equivalents held		(65,901)	71,119	(13,675)	14,980
Cash and cash equivalents at the beginning of the financial year		157,145	90,495	15,811	831
Exchange rate variations on foreign cash balances		7,190	(4,469)	-	-
Cash and cash equivalents at the end of the financial year	36	98,434	157,145	2,136	15,811

Refer to Note 36 for information in respect of any non-cash financing and investing transactions.

The above cash flow statements should be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the reporting period ended 30 June 2006 has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This report is to be read in conjunction with any public announcements made by Computershare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001* and Australian Stock Exchange Listing Rules.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

Basis of preparation of full year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for Computershare Limited as an individual entity and the consolidated entity consisting of Computershare Limited and its subsidiaries.

Compliance with IFRS

Australian accounting standards include International Financial Reporting Standards (IFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Computershare Limited comply with IFRS. The parent entity financial statements and notes also comply with IFRS.

AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied in preparing these financial statements.

Until 30 June 2005 financial statements of Computershare Limited have been prepared in accordance with previous Australian Generally Accepted Accounting Policies (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing the Computershare Limited financial report for the year ended 30 June 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Group has taken the exemption available under AASB 1 to only apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 43.

Historical cost convention

The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Early adoption of standard

The Group has elected to apply the amendment to AASB 121: *The Effects of Changes in Foreign Exchange Rates* (issued January 2006) to the reporting period beginning 1 July 2005. This amendment allows monetary items to be denominated in any currency and still be included as part of a net investment in a foreign operation. In the consolidated accounts, exchange differences related to these monetary items are reclassified to the foreign currency translation reserve. This accounting treatment is consistent with previous AGAAP requirements and therefore does not result in an adjustment.

The Group has elected to apply the amendment to AASB 132 : *Financial Instruments: Presentation* (issued 20 February 2006) to the reporting period beginning 1 July 2005. This amendment changes the level of disclosure necessary. This treatment is consistent with previous AGAAP requirements.

Principles of consolidation

The consolidated financial statements include the assets and liabilities of the parent entity, Computershare Limited, and its controlled entities, referred to collectively throughout these financial statements as the "consolidated entity" or "the Group".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are consolidated only from the date control commenced or up to the date control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with Group policy and AIFRS.

Controlled entities

The investments in the controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount. Dividends from controlled entities are brought to account in the income statement when they are declared by the controlled entities.

Associated entities

Interests in material associated entities are brought to account using the equity method. Under this method the investment in associates is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the associate. The Group's share of its associates' post acquisition profits or losses is recognised in the income statement. The investment in associated entities is decreased by the amount of dividends received or receivable. Investments in associates are carried at the lower of cost and recoverable amount in the accounts of the parent entity.

Joint ventures

Interests in joint venture partnerships are accounted for in the consolidated financial statements using the equity method and are carried at cost by the parent entity.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in Australian dollars, which is Computershare Limited's functional and presentation currency.

Transactions and balances

Foreign currency transactions are converted to Australian dollars at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at the average of the buy and sell rates available on the close of business at balance date. Revaluation gains and losses are brought to account as they occur.

Exchange differences relating to monetary items are included in the income statement, as exchange gains or losses, in the period when the exchange rates change, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Group companies

All resulting exchange differences from the translation of the results and financial position of all the Group entities that have a functional currency other than Australian dollars are recognised as a separate component of equity. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Income tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the income statement represents tax on the pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. This is also adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences calculated at the tax rates expected to apply when the differences reverse. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing deed, which includes tax funding arrangements. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing deed are recognised separately as tax related intercompany payables or receivables. The parent entity and the other relevant entities continue to account for their own deferred tax amounts.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease assets are not capitalised and rental payments (net of any incentives received from the lessor) are charged against operating profit on a straight line basis over the period of the lease.

Leasehold Improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

Software and research and development costs

Internally developed software and related research and development costs are expensed in the year in which they are incurred as they do not meet the recognition criteria for capitalisation.

Impairment of assets

All non-current assets that have an indefinite useful life are not subject to amortisation and are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss will be recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For available for sale assets, a significant or prolonged decline in fair value is considered in determining whether the asset is impaired.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

These impairment calculations require the use of assumptions. Refer to Note 19 for details of these assumptions and the potential impact of changes to these assumptions.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on a first-in first-out basis. Prepaid inventory is recorded at cost and is bought on behalf of the company's clients. As the inventory is used, the costs are billed.

Property, plant & equipment

Property, plant and equipment is stated at historical costs less depreciation.

The amounts at which property, plant and equipment are stated in these financial statements are regularly reviewed. Where revaluations are made they are based on reports by independent valuers.

The gain or loss on disposal of re-valued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the profit or loss of the consolidated entity in the year of disposal. Any related revaluation increment in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Depreciation

Items of property, plant and equipment, excluding freehold land and leasehold plant and equipment, are depreciated on a straight line basis at rates calculated to allocate their cost, less estimated residual value, over their estimated useful life. Additions and disposals are depreciated for the period held, in the year of acquisition or disposal. Depreciation expense has been determined based on the following rates of depreciation:

> Buildings (2.5% per annum);

> Plant and Equipment (10% to 50% per annum);

> Fixtures and Fittings (13% to 50% per annum); and

> Motor Vehicles (15% to 40% per annum).

Revenue

Revenue

Revenue is measured at the fair value of the consideration received or receivable. Sales revenue comprises registry and bureau revenue, sale of software licences and associated development, installation and maintenance fees (net of returns, discounts and allowances) and document processing services.

Registry and bureau revenue includes all revenue earned on the provision of regular services to customers, primarily fixed monthly maintenance fees and transaction processing fees. Additionally, sales revenue includes all associated revenue earned from managing various client corporate actions, such as capital raisings, demutualisations and takeovers, which occur periodically. Revenue derived from both sources of sales revenue includes variable margin income earned on administered funds, including Save As You Earn Schemes.

In relation to the recognition of any profits and losses on the corporate actions which span reporting periods, where they can be reliably measured, revenue and expenses arising from the project are recognised in the income statement by reference to the stage of completion of the project as at balance date.

Software licence sales and associated development, installation and maintenance fees are recognised in accordance with written customer agreements when the entity has the right to be compensated for services and it is probable that compensation will flow to the entity in the future.

Document processing revenues include revenue from the provision of paper and electronic document needs for issuers, investors and many corporations. This includes design, document composition and programming, through to various production and distribution methods. Revenue is recognised to match the period in which services are performed.

Plans and Analytics revenue is recognised to match the period in which services are performed.

Other Revenue

Other revenue includes interest income on short-term deposits controlled by the consolidated entity, royalties and dividends received from other persons.

Insurance recoveries

The consolidated entity recognises amounts receivable under its insurance policies, net of any relevant excess amounts, upon indemnity being acknowledged by the insurers.

Significant items

Where items of income and expense are material because of their nature, size or incidence, their nature and amount is disclosed separately.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Dividends

Provision is made for the amount of any dividend declared by the directors on or before the end of the financial year but not distributed at balance date.

Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Management basic earnings per share

Management basic earnings per share excludes certain items to permit a more appropriate and meaningful analysis of the Group's underlying performance on a comparative basis. The net profit used in the Management earnings per share calculation reflects the after tax adjustments for significant items and amortisation of separately identified intangibles acquired through business combinations.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand, deposits at call with financial institutions and other highly liquid investments with short periods to maturity (three months or less) which are readily convertible to known amounts of cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash and cash equivalents excludes Broker Client Deposits carried on the balance sheet that are recorded as other current financial assets.

Intangible Assets

Goodwill

On acquisition of a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition. Within 12 months of completing the acquisition, identifiable intangible assets will be valued by management and separately recognised on the balance sheet.

Purchased goodwill is not amortised. Instead, goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to an entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of these cash generating units represents the Group's internal management reporting structure.

Acquired intangible assets

Acquired intangible assets have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight line method to allocate the cost over their estimated useful lives.

Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at acquisition date, unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference is recognised as revenue directly in the income statement.

Employee benefits

Provision has been made in the balance sheet for benefits accruing to employees in relation to annual leave, long service leave, workers compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting sick leave will never be paid.

Superannuation is included in the determination of provisions. Vested sick leave and annual leave are measured at the amounts expected to be paid when the liabilities are settled.

The long service leave provision is measured at the present value of estimated future cash flows, discounted by the interest rate applicable to Commonwealth Government securities maturing in the period the liability is expected to fall due. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Retirement benefits

Contributory superannuation and pension plans exist to provide benefits for the consolidated entity's employees and their dependants on retirement, disability or death. The plans are accumulation plans. The employee sponsors contribute to the plans at varying rates of contribution depending on the employee classification. The contributions made to the funds by Group entities are charged against profits.

Defined benefit superannuation and pension plans are operated in Germany and India only. Where material to the group, a liability or asset in respect of these plans is recognised on the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost.

Executive share and performance right schemes

Certain employees are entitled to participate in share and performance rights schemes.

The market value of shares issued to employees for no cash consideration issued under the employee and executive share schemes is recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve.

The fair value of performance rights issued under the Computershare Deferred Long Term Incentive Plan are recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve.

The fair value of performance rights granted is determined using a pricing model that takes into account factors that include the exercise price, the term of the performance right, the vesting and performance criteria, the share price at grant date and the expected price volatility of the underlying share. The fair value calculation excludes the impact of any non market vesting conditions. Non market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The personnel expense recognised each period takes into account the most recent estimate.

Where shares are procured by the Group with cash to satisfy obligations for vested employee entitlements, under these plans, a reduction in the share capital is shown (refer Note 26).

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested prior to 1 January 2005. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares issued under employee and executive share plans are held in trust until vesting date. Unvested shares held by the trust are consolidated into the group financial statements.

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of an acquisition are recognised as at the date of acquisition if, at or before the acquisition date, the acquiree had an existing liability for restructuring.

Non current assets (or disposal groups) held for sale

Non current assets and liabilities (or disposal groups) are classified as held for sale and are presented separately from other assets and liabilities in the balance sheet. They are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. Non current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Share capital

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders and is classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Investments and other financial assets

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139 and accounted for investments and other financial assets at cost.

Adjustments on transition date: 1 July 2005

The main adjustment on transition is to use fair value as the measurement basis. The exceptions are loans and receivables which are measured at amortised cost. Fair value is inclusive of transaction costs. Changes in fair value were either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts were taken to opening retained earnings or reserves.

From 1 July 2005

The Group classifies its investments and other financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

i. Financial assets at fair value through profit or loss

This category has two sub categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

ii. Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non current assets. Loans and receivables are included within receivables in the balance sheet.

iii. Available for sale assets

Available for sale financial assets are non derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Initial recognition and subsequent measurement

All financial assets are initially recognised at fair value plus transaction costs other than loans and receivables which are carried at amortised cost using the effective interest method. Subsequently, available for sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Realised and unrealised gains and losses arising from changes in fair value of financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Unrealised gains and losses for changes in fair value of available for sale assets are recognised in equity in the available for sale asset reserve. When these assets are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted investments (classified as available for sale assets) are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using accepted valuation techniques.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Derivative Instruments

The Group uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks.

From 1 July 2004 to 30 June 2005

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139 and accounted for derivative instruments as off balance sheet.

Adjustments on transition date: 1 July 2005

The main adjustment on transition is that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts of derivatives were taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain financial instruments, including derivatives, as either; (1) hedges of net investments of a foreign operation; (2) hedges of firm commitments (cash flow hedges); or (3) fair value hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

i. Hedge of net investment

Changes in the fair value of foreign currency debt balances that are designated and qualify as hedging instruments are recorded in equity in the foreign currency translation reserve. The change in value of the net investment is recorded in the foreign currency translation reserve in accordance with AASB 121 requirements. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii. Cash flow hedge

The Group uses interest rate derivatives to manage interest rate exposure. These derivatives are entered into as part of a hedging relationship.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the future cash flows that are hedged take place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement.

iii. Fair value hedge

The Group uses interest rate derivatives to manage the fixed interest exposure that arises as a result of notes issued as part of the USD Senior Notes. Changes in the fair value of these derivatives are recorded in the income statement, together with any changes in the fair value of the hedged liabilities that are attributable to the hedged risk.

iv. Derivatives that do not qualify for hedge accounting

Certain forward exchange contracts and foreign currency options do not qualify for hedge accounting as the hedged item under previous AGAAP rules is no longer recognised. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair market value of financial instruments traded in active markets (such as available for sale securities) is on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Valuation techniques, such as estimated discounted cash flows, are used to determine the fair value of the remaining financial instruments.

New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The Group has assessed the requirements of these standards and interpretations.

As noted in the basis of preparation of the full year financial report the Group has elected to apply the amendment to AASB 121: *The Effects of Changes in Foreign Exchange Rates* (issued January 2006) to the reporting period beginning 1 July 2005. This amendment allows monetary items to be denominated in any currency and still be included as part of a net investment in a foreign operation. In the consolidated accounts, exchange differences related to these monetary items are reclassified to the foreign currency translation reserve. This accounting treatment is consistent with previous AGAAP requirements and therefore does not result in an adjustment.

The changes introduced by AASB 2005-9 apply to reporting periods beginning on or after 1 January 2006. The Group has not elected to adopt the amendments early. Computershare Limited is a party to a number of financial guarantee contracts whereby the company has provided financial guarantees on behalf of entities within the Group to financial institutions. The application of these amendments will result in the these financial guarantee contracts being recognised on balance sheet at fair value and subsequently being measured at the higher of the amount recognised as a provision and the amount initially recognised less cumulative amortisation in accordance with revenue recognition policies. The fair value of these guarantees is not yet known.

Other than the above, all other interpretations and amendments will have no impact on the Group's financial statements. Additional disclosure requirements which impact the financial statements are noted below.

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
2. REVENUE AND EXPENSES FROM CONTINUING OPERATIONS				
(a) Revenues				
Sales revenue				
Rendering of services	1,604,163	1,063,478	-	-
Other revenue				
Dividends received from:				
> other persons	47	1	1	-
> controlled entity	-	-	55,057	47,249
Interest received from:				
> other persons	10,274	8,351	517	508
> controlled entities	-	-	1,171	394
Other fees received from controlled entities	-	-	39,877	19,078
Total other revenue	10,321	8,352	96,623	67,229
Total revenue from continuing operations (excluding share of net profits of associates and joint ventures accounted for using the equity method)	1,614,484	1,071,830	96,623	67,229
(b) Expenses				
Depreciation and amortisation				
Depreciation of property, plant and equipment	33,053	28,085	434	233
Amortisation of:				
> Leased assets	447	535	-	-
> Leasehold improvements	3,328	4,512	-	19
> Intangible assets	2,374	1,338	-	-
> Other	206	2,283	24	-
Total depreciation and amortisation	39,408	36,753	458	252
Finance costs				
Interest paid:				
> to other persons	36,751	15,406	19	-
> to controlled entities	-	-	302	1,749
Loan facility fees	256	2,083	-	-
Total finance costs	37,007	17,489	321	1,749
Other operating expense items				
Operating lease rentals	52,799	47,474	329	220
Technology spending - research and development	54,200	44,900	-	-
Personnel costs	677,971	477,604	15,065	9,437
Net charge to provision for doubtful trade debts	605	692	-	-

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
3. OTHER INCOME				
Net foreign exchange gains/(losses)	2,150	2,770	1,822	(557)
Net gain on disposal of available for sale investments	11,327	-	-	-
Net gain on disposal of property, plant & equipment	2,669	14,871	-	9,937
Other income	6,481	1,005	780	12
Total other income	22,627	18,646	2,602	9,392

4. INDIVIDUALLY SIGNIFICANT ITEMS

Included in the consolidated income statement are the following significant items:

For the year ended 30 June 2006:		**Total $000**
Premises		
UK property sale adjustment (net of tax)		(1,268)
Sale of Markets Technology		
Profit on sale of Markets Technology (net of tax)		9,867
UK redundancies (net of tax)		(5,208)
Marked to market adjustments - derivatives (net of tax)		(1,344)
Tax losses recognised		1,507
Restructuring provisions related to business combinations (net of tax)		
US		
- Chicago operations redundancies	(1,077)	
- Toronto call centre closure	(1,168)	
- New York sub-lease loss	(1,381)	
- EquiServe restructuring provision adjustment	3,834	
Germany	(1,637)	(1,429)
		2,125

For the year ended 30 June 2005:		
E*Trade shares		
Net sale proceeds	13,402	
Written down value	(6,690)	6,712
Premises		
Net sale proceeds	5,102	
Written down value	(2,496)	
Land write down	(449)	
Tax effect	134	2,291
Business Combinations (net of tax)		
> Grandfathered acquisition tax losses	8,717	
> Other	(588)	8,129
Restructuring provisions related to business combinations (net of tax)		(13,523)
		3,609

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
5. INCOME TAX				
a) Income tax expense				
Current tax expense	33,196	18,203	7,313	1,321
Deferred tax expense	23,307	(4,227)	2,038	(1,549)
Under/(over) provided in prior years	(1,649)	1,555	-	-
Total income tax expense	54,854	15,531	9,351	(228)
Deferred income tax/(revenue) expense included in income tax expense comprises:				
Decrease/(increase) in deferred tax assets (note 17)	5,311	(14,781)	1,853	(1,443)
(Decrease)/increase in deferred tax liabilities (note 22)	17,996	10,554	185	(106)
	23,307	(4,227)	2,038	(1,549)
b) Numerical reconciliation of income tax expense to prima facie tax payable				
Profit before income tax expense	242,471	145,613	84,024	55,992
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Prima facie income tax expense thereon at 30%	72,741	43,684	25,207	16,798
Tax effect of permanent differences:				
Research and development allowance	(1,305)	(1,850)	-	-
Non-deductible provisions	-	(2)	10	53
Tax losses utilised not brought to account	(1,865)	(9,435)	-	-
Share based payments	1,645	2,845	856	279
Finance costs	(6,628)	(6,628)	-	-
Rebatable/non-assessable dividend	-	(3,206)	(16,517)	(14,175)
Other deductible items	(9,211)	(3,642)	(460)	(160)
Non assessable accounting profit on the sale of E*Trade	-	(2,013)	-	(2,013)
Non assessable accounting profit on the sale disposal of assets	(1,527)	(2,068)	90	(1,010)
Other	(1,721)	(2,552)	165	-
Differential in overseas tax rates	4,423	(1,111)	-	-
Prior year tax (over)/under provided	(1,649)	1,555	-	-
Restatement of deferred tax balances due to income tax rate changes	(49)	(47)	-	-
Income tax expense/(benefit)	54,854	15,531	9,351	(228)
c) Amounts recognised directly in Equity				
Net deferred tax - debited/(credited) directly to equity (note 17 & note 22)	7,503	228	145	-
Total	7,503	228	145	-

d) Unrecognised tax losses

As at 30 June 2006 companies within the consolidated entity had estimated unconfirmed tax losses (including capital losses) of $95,527,221 (2005: $111,954,675) available to offset against future years' taxable income. The parent company had estimated unconfirmed gross income tax losses (including capital losses) of $8,128,184 (2005: 14,765,235). The benefit of these losses has not been brought to account as realisation is not probable.

e) Tax consolidation legislation

Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing deed, which includes tax funding arrangements. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing deed are recognised separately as tax related intercompany payables or receivables. The parent entity and the other relevant entities continue to account for their own deferred tax amounts.

	Consolidated		Parent entity	
	2006 $000	2005 $000	**2006 $000**	2005 $000
6. RETAINED PROFITS AND DIVIDENDS				
Retained profits				
Retained profits at the beginning of the financial year	**238,071**	168,525	**53,803**	53,428
Adjustment on adoption of AASB 139 & 132	**(100)**	-	-	-
Ordinary dividends provided for or paid	**(71,536)**	(55,105)	**(71,536)**	(55,105)
Reset preference dividends provided for or paid	-	(1,282)	-	(1,282)
Transfer from the asset revaluation reserve	-	542	-	542
Net profit/(loss) attributable to members of Computershare Limited	**182,558**	125,391	**74,673**	56,220
Retained profits at the end of the financial year	**348,993**	238,071	**56,940**	53,803
Dividends				
Ordinary				
Dividends paid during the financial year in respect of the previous year, 6 cents per share (2005 - 6 cents) unfranked	**35,702**	26,928	**35,702**	26,928
Dividends paid in respect of the current financial year June 2006, 6 cents per share, unfranked (June 2005, 6 cents per share partially franked at 10%)	**35,833**	28,177	**35,833**	28,177
Reset preference				
Dividends paid during the financial year in respect of the previous year				
> fully franked on tax paid at 30%	-	535	-	535
Dividends paid and proposed during the financial year in respect of the current financial year				
> fully franked on tax paid at 30%	-	1,282	-	1,282
The directors have determined that a final dividend of 7 cents per share unfranked in respect of the year ended 30 June 2006 is to be paid on 22 September 2006. As the dividend was not declared until 15 August 2006 a provision has not been recognised as at 30 June 2006.				
Dividend franking account				
Franking credits available for subsequent financial years based on a tax rate of 30%	271	271	271	271

The above amounts represent the balance of the franking account on a tax paid basis.

7. EARNINGS PER SHARE

	Calculation of Basic EPS $000	Calculation of Diluted EPS $000	Calculation of Management Basic EPS $000	Calculation of Management Diluted EPS $000
Year end 30 June 2006				
Earnings per share (cents per share)	30.63 cents	30.60 cents	30.44 cents	30.40 cents
Net profit	187,617	187,617	187,617	187,617
Outside equity interest (profit)/loss	(5,059)	(5,059)	(5,059)	(5,059)
Exclusion of significant items - refer note 4	-	-	(2,125)	(2,125)
Client list amortisation (net of tax)	-	-	948	948
Net profit	182,558	182,558	181,381	181,381
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	595,946,325		595,946,325	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		596,687,655		596,687,655
Year end 30 June 2005				
Earnings per share (cents per share)	22.19 cents	22.36 cents	21.54 cents	21.72 cents
Net profit	130,082	130,082	130,082	130,082
Outside equity interest (profit)/loss	(4,691)	(4,691)	(4,691)	(4,691)
Exclusion of significant items (refer note 4)	-	-	(3,609)	(3,609)
Dividends on reset preference shares	(1,283)	-	(1,283)	-
Net profit	124,108	125,391	120,499	121,782
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	559,299,480		559,299,480	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		560,726,679		560,726,679

Reconciliation of weighted average number of shares used as the denominator:

	Consolidated 2006 Number	2005 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	595,946,325	559,299,480
Adjustments for calculation of diluted earnings per share:		
Options (refer note 28 for options on issue)	342,426	558,705
Equity related contingent consideration	398,904	868,494
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	596,687,655	560,726,679

Performance rights on issue are not dilutive as at 30 June 2006 and are therefore not included in the calculation of diluted EPS.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
8. RECEIVABLES				
Current				
Trade receivables	187,281	202,496	-	68
Trade receivables - intercompany	-	-	45,567	14,329
Tax related receivables - intercompany	-	-	-	547
Total trade receivables	187,281	202,496	45,567	14,944
Less: Provision for doubtful debts	(6,056)	(5,451)	-	
Trade receivables, net	181,225	197,045	45,567	14,944
Accrued revenue	67,416	44,647	-	-
Other non-trade amounts	18,520	21,272	589	3,251
Interest receivable	11,155	7,380	-	-
	278,316	270,344	46,156	18,195
Non-Current				
Non-trade amounts owing - intercompany	-	-	136,704	64,743
Foreign tax credits	5,633	1,633	4,943	1,621
Other	1,909	6,228	24	-
	7,542	7,861	141,671	66,364

(a) Bad and doubtful trade receivables

The Group has recognised a loss of $1,789,433 (2005: $1,533,862) in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in the direct and technology services expense lines in the income statement.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
9. AVAILABLE FOR SALE FINANCIAL ASSETS AT FAIR VALUE				
Current				
Listed securities				
Equity Securities	973	-	-	-
	973	-	-	-
Non Current				
Listed securities				
Equity Securities	2,335	-	405	-
Unlisted securities				
Equity Securities	725	-	-	-
	3,060	-	405	-

The 30 June 2005 comparatives have not been restated to comply with AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* as disclosed in Note 1 Statement of Significant Accounting Policies. The impact of transition is included within the Statement of Changes in Equity.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
10. OTHER FINANCIAL ASSETS				
Current				
Unlisted shares in unrelated entities at cost (a)	-	3,691	-	-
Broker client deposits (b) (refer note 20)	27,911	33,612	-	-
Other	608	-	-	-
	28,519	37,303	-	-

(a) Unlisted shares in unrelated entities at cost are now classified as available for sale financial assets at fair value. Refer to Note 1 and 9 for further detail with regard to the accounting treatment under AIFRS requirements.

(b) An overseas entity is a licensed deposit taker. As at year end this controlled entity has accepted deposits in its own name, and recorded these funds as other financial assets together with a corresponding liability. The deposits are insured through a local regulatory authority.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
11. INVENTORIES				
Raw materials and stores, at cost	5,972	3,082	-	-
Work in progress, at cost	3,641	1,764	-	-
	9,613	4,846	-	-
12. OTHER CURRENT ASSETS				
Current				
Prepayments	18,255	16,292	84	88
Other	5,197	-	-	-
	23,452	16,292	84	88
13. ASSETS OF DISPOSAL GROUP HELD FOR SALE				
Investment in subsidiaries	-	-	824	-
Goodwill	13,783	-	-	-
Property, plant and equipment	127	-	-	-
Land	-	7,973	-	-
Other	1,898	-	-	-
	15,808	7,973	824	-

On 26 May 2006 Computershare announced a global strategic alliance with Thomson Financial (Thomson). To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. From this date, Thomson will provide Computershare and its clients with Analytics products and services. All property plant and equipment have been reclassified as held for sale assets at written down value. The estimated profit on sale of the Analytics business is approximately AUD$12.0 million.

These held for sale assets and liabilities are presented in the following segments:

GEOGRAPHIC Segments	Asia Pacific $000	EMEA $000	North America $000	Total $000
Segment assets	855	10,943	5,337	17,135
Segment liabilities	132	804	391	1,327

BUSINESS Segments	Shareholder Relationship Management Services $000	Investor Services $000	Technology Services $000	Total $000
Segment assets	16,815	194	126	17,135
Segment liabilities	1,304	23	-	1,327

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Non Current				
Shares in associates (Note 40)	11,319	6,402	-	-
Interest in joint venture partnerships (Note 41)	715	-	715	-
	12,034	6,402	715	-

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
15. LISTED AND UNLISTED INVESTMENTS AT COST				
Non Current				
Shares in listed companies (a)	-	1,126	-	871
Unlisted shares in unrelated entities (a)	-	1,080	-	-
Unlisted shares in controlled entities	-	-	**577,578**	578,402
Share based payments to controlled entities	-	-	**19,684**	9,960
	-	2,206	**597,262**	589,233

(a) The 30 June 2005 comparatives have not been restated to comply with AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* as disclosed in Note 1 Statement of Significant Accounting Policies. The impact of transition is included within the Statement of Changes in Equity.

16. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Land at cost $000	Building, freehold at cost $000	Buildings, leasehold at cost $000	Plant & Equipment $000	Fixtures & Fittings $000	Motor Vehicles $000	Leased plant and equipment $000	Leasehold improvements at cost $000	Total $000
At 1 July 2004									
Cost	2,977	7,377	7,148	128,779	26,466	595	19,826	24,499	217,667
Accumulated depreciation	-	(3,241)	(2,197)	(89,240)	(12,742)	(400)	(8,197)	(9,262)	(125,279)
Net book amount	2,977	4,136	4,951	39,539	13,724	195	11,629	15,237	92,388
Year ended 30 June 2005									
Opening net book amount	2,977	4,136	4,951	39,539	13,724	195	11,629	15,237	92,388
Acquisition through subsidiaries and businesses acquired	-	-	-	8,171	2,920	164	101	9,522	20,878
Additions	7,973	1,573	1,104	23,790	2,718	164	-	2,299	39,621
Disposals	(2,463)	(5,830)	-	249	(56)	(17)	(11)	(10)	(8,138)
Transfers	-	1,878	(288)	975	(3,734)	-	1,188	-	19
Reclassification to held for sale	(7,973)	-	-	-	-	-	-	-	(7,973)
Depreciation charge	-	-	(787)	(22,085)	(2,997)	(86)	(2,306)	(2,975)	(31,236)
Currency translation differences	(131)	(366)	(334)	(2,461)	(973)	(21)	(476)	(1,228)	(5,990)
Closing net book amount	383	1,391	4,646	48,178	11,602	399	10,125	22,845	99,569
At 30 June 2005									
Cost	383	1,391	7,260	156,931	25,552	693	14,292	24,835	231,337
Accumulated depreciation	-	-	(2,614)	(108,753)	(13,950)	(294)	(4,167)	(1,990)	(131,768)
Net book amount	383	1,391	4,646	48,178	11,602	399	10,125	22,845	99,569

Consolidated	Land at cost $000	Building, freehold at cost $000	Buildings, leasehold at cost $000	Plant & Equipment $000	Fixtures & Fittings $000	Motor Vehicles $000	Leased plant and equipment $000	Leasehold improvements at cost $000	Total $000
Year ended 30 June 2006									
Opening net book amount	383	1,391	4,646	48,178	11,602	399	10,125	22,845	99,569
Acquisition through subsidiaries and businesses acquired	-	-	-	2,681	313	99	-	-	3,093
Additions	173	-	242	14,385	3,986	152	292	13,816	33,046
Disposals	(85)	(387)	-	(5,522)	(328)	(86)	-	(73)	(6,481)
Reclassification to held for sale	-	-	-	(108)	-	-	-	(20)	(128)
Depreciation charge	-	-	(816)	(26,019)	(4,608)	(145)	(481)	(4,337)	(36,407)
Currency translation differences	23	129	142	1,850	1,591	15	405	972	5,128
Transfers Other	-	-	-	17,506	2,397	-	(9,803)	(7,432)	2,668
Closing net book amount	**494**	**1,133**	**4,214**	**52,951**	**14,953**	**434**	**538**	**25,771**	**100,488**
At 30 June 2006									
Cost	494	1,133	8,440	220,542	50,977	1,072	4,882	40,245	327,785
Accumulated depreciation	-	-	(4,226)	(167,590)	(36,025)	(638)	(4,344)	(14,473)	(227,296)
Net book amount	**494**	**1,133**	**4,214**	**52,952**	**14,952**	**434**	**538**	**25,771**	**100,488**

Parent entity	Land at cost $000	Building, freehold and leasehold at cost $000	Plant & Equipment $000	Fixtures & Fittings $000	Motor Vehicles $000	Leasehold improvements at cost $000	Total $000
At 1 July 2004							
Cost	900	2,203	955	1,349	75	105	5,587
Accumulated depreciation	-	(756)	(794)	(1,226)	(49)	(86)	(2,911)
Net book amount	900	1,447	161	123	26	19	2,676
Year ended 30 June 2005							
Opening net book amount	900	1,447	161	123	26	19	2,676
Additions	-	189	287	61	-	-	537
Disposals	(900)	(1,415)	(1)	(3)	-	-	(2,319)
Depreciation charge	-	(32)	(154)	(41)	(6)	(19)	(252)
Closing net book amount	-	189	293	140	20	-	642
At 30 June 2005							
Cost	-	192	1,062	398	75	105	1,832
Accumulated depreciation	-	(3)	(769)	(258)	(55)	(105)	(1,190)
Net book amount	-	189	293	140	20	-	642
Year ended 30 June 2006							
Opening net book amount	-	189	293	140	20	-	642
Additions	-	-	1,517	-	-	-	1,517
Disposals	-	(35)	(7)	(98)	-	-	(140)
Depreciation charge	-	(5)	(383)	(41)	(5)	-	(434)
Closing net book amount	**-**	**149**	**1,420**	**1**	**15**	**-**	**1,585**
At 30 June 2006							
Cost	-	155	2,133	3	75	-	2,366
Accumulated depreciation	-	(6)	(713)	(2)	(60)	-	(781)
Net book amount	**-**	**149**	**1,420**	**1**	**15**	**-**	**1,585**

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
17. TAX ASSETS				
Current tax assets				
Refunds receivable	1,998	1,321	-	-
	1,998	1,321	-	-
Deferred tax assets				
Attributable to carry forward tax losses	21,515	20,882	-	-
Attributable to temporary differences	59,715	54,963	1,067	3,075
Total deferred tax assets	81,230	75,845	1,067	3,075

The deferred tax assets attributable to temporary differences predominantly relate to restructuring provisions.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
Movements				
Opening balance at 1 July	75,846	23,668	3,075	1,632
Currency translation difference	2,419	-	-	-
Change on adoption of AASB 139 & 132	(52)	-	-	-
Set off of deferred tax liabilities	-	(14,413)	(300)	-
Credited/(charged) to the income statement (note 5)	(5,311)	14,781	(1,853)	1,443
Credited/(charged) to equity	8,157	228	145	-
Acquisition of subsidiary	171	51,581	-	-
Closing balance at 30 June	81,230	75,845	1,067	3,075

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
18. DERIVATIVE FINANCIAL INSTRUMENTS				
Net fair value of derivative instruments				
Derivative assets				
Current	533	-	-	-
Non current	1,842	-	-	-
Total derivative assets	2,375	-	-	-
Derivative assets – current and non current				
The fair values of derivative financial instruments at 30 June 2006 designated as cash flow hedges are:				
Interest rate derivatives	2,333	-	-	-
The fair values of derivative financial instruments at 30 June 2006 for which hedge accounting has not been applied are:				
Foreign currency contracts	42	-	-	-
Total derivative assets	2,375	-	-	-
Derivative liabilities				
Current	1,602	-	-	-
Non current	38,940	-	-	-
Total derivative liabilities	40,542	-	-	-
Derivative liabilities – current and non current				
Fair value of derivative financial instrument at 30 June 2006 designated as cash flow hedges are:				
Interest rate derivatives	10,621	-	-	-
Fair values of derivative financial instruments at 30 June 2006 designated as fair value hedges are:				
Interest rate derivatives	28,319	-	-	-
Fair values of derivative financial instruments at 30 June 2006 for which hedge accounting has not been applied are:				
Interest rate derivatives	1,602	-	-	-
Total derivative liabilities	40,542	-	-	-
Total net derivative assets/(liabilities)	(38,167)	-	-	-

The 30 June 2005 comparatives have not been restated to comply with AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* as disclosed in Note 1 Statement of Significant Accounting Policies. As transition occurred on 1 July 2005, the impact of transition is included within the Statement of Changes in Equity.

The carrying amount and net fair value of off balance sheet derivatives as at 30 June 2005 as previously disclosed are presented in the below table:

	Consolidated 2005	
	Carrying Amount	Net Fair Value
	$000s	$000s
Derivatives:		
Foreign exchange options	-	(133)
Foreign exchange contracts	-	85
Interest rate derivatives	5,022	15,249

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the United States dollar, Canadian dollar, and Great British pound, and to movements in interest rates. The purposes for which specific derivative instruments are used are as follows:

Cash flow hedges

Computershare earns service fee income for administering funds as part of the service. Total funds, which at year end approximated $6.8 billion (2005: $5.2 billion), are deposited in agency bank accounts. Given the nature of the accounts, neither the funds nor an offsetting liability are included in the Group's financial statements.

The consolidated entity uses interest rate derivatives to manage the floating interest rate exposure that arises as a result of maintaining paying agent and escrow agent accounts on behalf of customers and to enhance returns on funds. The United Kingdom operations also use interest rate swaps and options to manage the interest rate exposure on certain Save As You Earn Schemes ("SAYE")

The group has entered into cash flow hedge interest rate derivatives on notional amounts of $152.9 million (maturing within one year) and $611.4 million (maturing no later than five years but more than one) swapping a weighted average fixed rate of 4.89% to a weighted average floating rate of 4.90%.

Other interest rate derivatives with cash flow hedge treatment at 30 June 2006 have a notional value of $712.3 million. Computershare have the option to receive fixed rates should the floating rate fall below specific levels. At balance date, the weighted average floating interest rate of 4.82% was above these levels.

The gain or loss from remeasuring the hedging instruments at fair value is deferred in equity in the cash flow hedge reserve (note 27), to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest income is recognised. The ineffective portion is recognised in the income statement immediately. In the year ended 30 June 2006 a loss of $575,792 was transferred to the income statement.

Fair value hedge

The consolidated entity uses interest rate derivatives to manage the fixed interest exposure that arises as a result of notes issued as part of the USD Senior Notes.

On 22 March 2005 Computershare US General Partnership, a controlled entity of Computershare Limited, issued 52 notes in the US as part of the capital raising for the purchase of EquiServe Inc. These notes are six, seven, ten and twelve years in length and were issued at fair value, with no premium or discount. Floating interest is paid on the six year note on a quarterly basis. Fixed interest is paid on the seven, ten and twelve year notes on a semi-annual basis. Computershare uses interest rate swaps to manage the Group's exposure to fixed interest rates associated with these notes.

Refer to the net debt reconciliation in note 21 for further disclosure on these interest rate derivatives.

The gain or loss from remeasuring the hedging instruments at fair value is recognised immediately in the income statement along with the change in fair value of the underlying hedged item.

No hedge accounting

Under previous AGAAP rules, forward exchange contracts and foreign currency options which were used by the consolidated entity in relation to foreign subsidiaries' revenues, qualified for hedge accounting treatment. No hedge accounting treatment has been applied to these derivatives under the AIFRS requirements with any change in fair value being recognised immediately in the income statement.

Hedge of net investment

The consolidated entity raises non-Australian dollar denominated debt that is designated as a hedge of the net investment in foreign operations, in which case the exchange gain or loss is transferred to the foreign currency translation reserve.

19. INTANGIBLE ASSETS

Consolidated	Goodwill $'000	Customer contracts and relationships $'000	Other $'000	Total $'000
At 1 July 2004				
Cost	698,903	-	5,970	704,873
Accumulated amortisation	-	-	(1,666)	(1,666)
Net book amount	698,903	-	4,304	703,207
Year ended 30 June 2005				
Opening net book amount	698,903	-	4,304	703,207
Acquisition of subsidiary	684,046	6,763	-	690,809
Other	-	-	4,893	4,893
Amortisation charge (note 2)	-	(1,338)	(1,598)	(2,936)
Currency translation difference	(41,712)	-	(107)	(41,819)
Closing net book amount	1,341,237	5,425	7,492	1,354,154
At 30 June 2005				
Cost	1,341,237	6,763	10,756	1,358,756
Accumulated amortisation	-	(1,338)	(3,264)	(4,602)
Net book amount	1,341,237	5,425	7,492	1,354,154
Year ended 30 June 2006				
Opening net book amount	1,341,237	5,425	7,492	1,354,154
Additions	-	522	1,871	2,393
Acquisitions of subsidiaries	114,109	-	-	114,109
Reclassification to held for sale	(13,783)	-	-	(13,783)
Other reclassification	-	-	(847)	(847)
Disposals	-	-	(318)	(318)
Amortisation charge*	-	(1,419)	(1,161)	(2,580)
Currency translation difference	48,857	382	215	49,454
Closing net book amount	**1,490,420**	**4,910**	**7,252**	**1,502,582**
At 30 June 2006				
Cost	1,490,420	7,723	11,652	1,509,795
Accumulated amortisation	-	(2,813)	(4,400)	(7,213)
Net book amount	**1,490,420**	**4,910**	**7,252**	**1,502,582**

* The amortisation charge is included within direct services expense in the income statement.

The parent entity has no intangible assets.

No impairment losses have been recognised during the current period (2005: Nil).

Where acquisitions have been made during the period, the company has 12 months from acquisition date in which to finalise the necessary accounting, including the calculation of goodwill. Until the expiry of the 12 month period provisional amounts have been included in the consolidated results.

The Group has previously disclosed that the initial accounting for the EquiServe and PCTC business combinations was determined provisionally.

In accordance with the accounting policy, the acquisition accounting for these business combinations has been finalised. The following adjustments have been made to the provisional values recognised during the current reporting period:

	AUD $million
Net increase in the fair value of assets acquired	14.4
Recognition of intangible assets separately from goodwill	2.3
Increase in goodwill recognised on acquisition	4.4
Total increase in fair value of assets	**21.1**
Net increase in the fair value of liabilities (including contingent liabilities) acquired	21.1
Total increase in fair value of liabilities	**21.1**

The recognition of intangible assets separately from goodwill relates to the PCTC acquisition.

Management identified a number of intangible assets acquired in the EquiServe acquisition. After a valuation process Management have allocated these acquired intangible assets a value of $NIL.

The 30 June 2005 comparative balance sheet has been restated to reflect these adjustments. Due to the proximity of the acquisition to year end, no amortisation charge has been reflected in the comparative information.

Acquisition accounting requires that management makes estimates around the valuation of certain non monetary assets and liabilities within the acquired entities The estimates have particular impact in terms of the valuation of provisions, tax related balances and the recognition of contingent liabilities. To the extent that these items are subject to determination during the initial 12 months after acquisition the variation to estimated value will be adjusted through goodwill. To the extent that determination occurs after 12 months any variation will impact the profit and loss in the relevant period.

Impairment tests for Goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) as follows:

	2006 $000	2005 $000
CGU		
Asia Pacific	161,794	150,811
EMEA	151,992	43,075
North America	1,176,634	1,024,587
SRG	n/a	122,764
	1,490,420	1,341,237

As a result of an internal reorganisation during the year, the SRG businesses have been integrated into the relevant regions. They are no longer a separate management reporting line. Accordingly, goodwill previously allocated to the SRG CGU has been reallocated based on management reporting.

The recoverable amount of goodwill is determined based on a value in use calculation for each CGU to which goodwill has been allocated. The value in use calculation uses the discounted cash flow methodology for each CGU, based upon five years of pre tax cash flows, plus a terminal value.

(a) Key assumptions used for value in use calculations

The following describes each key assumption on which management has based its value in use calculations for each CGU.

a) Five year pre tax cash flow projections, based upon management approved budgets covering a one year period, with the subsequent periods based upon management expectations of growth excluding the impact of possible future acquisitions, business improvement capital expenditure and restructuring.

b) Earnings growth rates applied beyond the initial five year period are as follows for each CGU: Asia Pacific 1%, EMEA 1% and North America 2%.

c) The discount factor used was 14.7% in 2006 and 15.4% in 2005.

(b) Impact of possible changes in key assumptions

Management has considered changes in key assumptions that they believe to be reasonably possible. In all instances considered, the recoverable amount of the CGU's goodwill exceeded its carrying amount.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
20. PAYABLES				
Current				
Trade payables - unsecured	21,909	24,515	-	-
Trade payables - intercompany	-	-	30,216	13,005
Trade payables - intercompany - tax related	-	-	9,030	-
GST/VAT payable	20,152	5,602	-	-
Employee entitlements (refer note 28)	13,622	11,829	328	248
Broker client deposits (refer note 10)	27,911	33,612	-	-
Other creditors and accruals	198,063	198,001	4,255	1,504
Other payables	1,334	311	3,450	9,000
	282,991	273,870	47,279	23,757
Non Current				
Loans from controlled entities - unsecured	-	-	55,405	-
Other payables	7,860	20,224	-	-
	7,860	20,224	55,405	-
21. INTEREST BEARING LIABILITIES				
Current				
Bank loans	54	-	-	-
Revolving multi-currency facility (a)	-	97,931	-	-
Lease Liability - secured, (b)	3,484	3,336	-	-
Other	-	166	-	165
	3,538	101,433	-	165
Non-Current				
Bank loans	-	3	-	-
Revolving multi-currency facility (a)	235,346	160,278	-	-
USD Senior Notes (c)	402,355	417,979	-	-
Loans from controlled entities - unsecured	-	-	19,883	20,420
Lease liability - secured (b)	3,054	3,703	-	-
Other	-	94	-	-
	640,755	582,057	19,883	20,420

(a) The consolidated entity maintains two revolving multi-currency facilities. The first revolving multi-currency facility is for $100,000,000. This facility was drawn to Australian dollar equivalent of $97,800,172 at 30 June 2006. This facility terminates on 24 July 2007. The second revolving multi-currency facility is $300,000,000 and terminates on 24 July 2008. This facility was drawn to Australian dollar equivalent of $137,545,341 at 30 June 2006. These facilities are subject to negative pledge agreements that impose certain covenants upon the consolidated entity.

(b) The lease liability is secured directly against the assets to which the leases relate.

(c) The following table provides a reconciliation of the USD Senior Notes:

	Consolidated $000
Net debt reconciliation	
USD Senior Notes at cost - 30 June 2005	417,979
Currency translation difference	12,660
USD Senior Notes at cost - 30 June 2006	430,639
Fair value movement of USD Senior Notes*	(28,284)
Total net debt - 30 June 2006	402,355
Interest rate derivative (note 18)	28,319
Total	430,674

* USD Senior Notes are designated as the hedged item in a fair value hedge, refer note 18

The reduction in the USD Senior Notes liability reflects the valuation change due to increased market interest rates at balance date for the term until maturity. This reduction is offset by the increased liability representing the fair value of interest rate derivatives used to effectively convert the USD fixed interest rate Notes to floating interest rates. The conversion of debt to floating interest rate using derivatives provides a hedge against the Group's USD margin income exposure to floating interest rates.

The 30 June 2005 comparatives have not been restated to comply with AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* as disclosed in Note 1 Statement of Significant Accounting Policies. Accordingly, the interest rate derivatives in place at 30 June 2005 are disclosed as off balance sheet (refer note 18). As transition occurred on 1 July 2005, the impact of transition is included within the Statement of Changes in Equity.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
22. TAX LIABILITIES				
Current tax liabilities				
Provision for income tax	**13,848**	16,975	**140**	3,592
Deferred tax liabilities				
Provision for deferred income tax on temporary differences	**22,511**	4,251	**-**	115

The balance of the deferred tax liability predominantly relates to the deductibility of certain amounts for tax purposes, including deductible goodwill amortisation, the benefit of which may reverse on ultimate disposal of the business to which they relate.

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
Movements:				
Opening balance at 1 July	**4,250**	8,110	**115**	221
FX rate movement	**1,993**	-	**-**	-
Change on adoption of AASB 139 & 132	**(2,675)**	-	**-**	-
Set off of deferred tax assets	**-**	(14,413)	**(300)**	-
Charged/(credited) to the income statement (note 5)	**17,996**	10,554	**185**	(106)
Charged/(credited) to equity	**654**	-	**-**	-
Acquisition of subsidiary	**293**	-	**-**	-
Closing balance at 30 June	**22,511**	4,251	**-**	115
23. PROVISIONS				
Current				
Loss on early termination of lease	**383**	552	**-**	-
Future services	**2,747**	3,539	**-**	-
Restructuring	**12,211**	19,799	**-**	-
Provisions arising from continuing operations	**3,952**	16,543	**-**	-
Other	**8,102**	18,115	**-**	-
	27,395	58,548	**-**	-

MOVEMENT IN PROVISIONS

Movements in each class of current provision during the financial year, other than employee entitlements, are set out below.

	Loss on early termination of lease $000	Future Services $000	Restructuring $000	Provisions arising from continuing operations $000	Other $000	Total $000
CONSOLIDATED - 2006						
Carrying amount at start of year	552	3,539	19,799	16,543	18,115	58,548
Additional provisions recognised through profit and loss	-	4,124	13,101	515	15,399	33,139
Payments/other sacrifices of economic benefits	(177)	(1,660)	(16,595)	(12,907)	(12,492)	(43,831)
Other transfers	-	-	-	-	(8,563)	(8,563)
Reversals	(9)	(3,841)	(4,860)	(656)	(4,695)	(14,061)
Exchange rate impacts on opening balance	17	585	766	457	338	2,163
Carrying amount at end of year	383	2,747	12,211	3,952	8,102	27,395

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Non-Current				
Employee entitlements (refer note 28)	**16,512**	5,135	**207**	85
Future services	**853**	7,388	**-**	-
Restructuring	**70,175**	60,066	**-**	-
	87,540	72,589	**207**	85

MOVEMENT IN PROVISIONS

Movements in each class of non-current provision during the financial year, other than employee entitlements, are set out below.

	Future Services $000	Restructuring $000	Total $000
CONSOLIDATED - 2006			
Carrying amount at start of year	7,388	60,066	67,454
Additional provisions recognised	853	8,272	9,125
Payments/other sacrifices of economic benefits	(185)	-	(185)
Other transfers	(7,217)	-	(7,217)
Exchange rate impacts on opening balance	14	1,837	1,851
Carrying amount at end of year	853	70,175	71,028

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
24. DEFERRED CONSIDERATION				
Current				
Deferred settlement on acquisition of entities	**29,766**	32,881	**-**	-
Non-Current				
Deferred settlement on acquisition of entities	**53,809**	81,983	**-**	-
25. OTHER LIABILITIES				
Current				
Other	**-**	1,296	**-**	-
Non-Current				
Lease inducements (a)	**10,275**	3,556	**-**	-

(a) Lease inducements represent cash payments received as an allowance for leasehold improvements made to the premises. This receipt is being accounted for as a reduction in the rental expenses over the term of the lease.

	Consolidated		Parent entity	
26. CONTRIBUTED EQUITY				
Ordinary shares (b)	**586,216**	580,762	**585,708**	580,256
Reset preference shares (a)	**-**	-	**-**	-
Total contributed equity (b)	**586,216**	580,762	**585,708**	580,256

(a) On 19 August 2004 the directors announced their decision to cause the reset preference shares to be converted to ordinary shares on 30 September 2004. On 30 September 2004, 900,000 reset preference shares were converted to ordinary shares. In addition a reset preference share dividend of $1.8384 per share, fully franked, was paid in respect of the period 1 July 2004 to 30 September 2004.

(b) During the year ended 30 June 2000 Computershare Limited increased its investment in the CDS Group from 20% to 50.02% by the payment of cash and issue of Computershare Limited equity to ACN 088 820 633 Pty Ltd (the parent entity of the CDS Group). The shares were subsequently sold by the CDS Group at a profit. On consolidation this profit was eliminated and transferred to share capital and the outside equity interest leading to the difference in the share capital of the parent entity and that of the consolidated entity.

Date	Number of shares	Price per share	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
Movements in ordinary shares for the last two years						
Opening balance: 594,888,809 ordinary shares (1 July 2004: 546,757,627)			580,762	338,987	580,256	338,480
Issued during the year						
As a result of the exercise of employee options:						
March 2005	525,000	$2.7700	-	1,454	-	1,454
March 2005	20,000	$2.5200	-	50	-	50
May 2005	50,000	$2.7700	-	139	-	139
June 2005	222,500	$2.7700	-	616	-	616
June 2005	102,000	$2.5200	-	257	-	257
September 2005	28,000	$2.5200	71	-	71	-
September 2005	301,500	$2.7700	835	-	835	-
September 2005	8,000	$5.9400	48	-	48	-
September 2005	710,000	$5.9500	4,224	-	4,224	-
December 2005	10,000	$2.5200	25	-	25	-
December 2005	248,000	$2.7700	687	-	687	-
December 2005	7,000	$5.9400	42	-	42	-
December 2005	1,019,250	$5.9500	6,064	-	6,064	-
March 2006	4,000	$2.5200	10	-	10	-
March 2006	11,500	$2.7700	32	-	32	-
March 2006	50,000	$5.9400	297	-	297	-
March 2006	1,309,500	$5.9500	7,790	-	7,790	-
March 2006	3,000	$6.1500	18	-	18	-
March 2006	14,000	$6.6900	94	-	94	-
April 2006	6,000	$2.7700	17	-	17	-
April 2006	328,600	$7.3500	2,415	-	2,415	-
May 2006	3,000	$5.9400	18	-	18	-
May 2006	20,000	$5.9500	119	-	119	-
May 2006	138,400	$7.3500	1,017	-	1,017	-
June 2006	46,000	$2.7700	127	-	127	-
June 2006	35,000	$5.9500	208	-	208	-
June 2006	27,000	$6.1500	166	-	166	-
As a result of share issues under the employee share plan:						
July 2004	492,276	$0.0000	-	-	-	-
August 2004	1,333,373	$0.0000	-	-	-	-
March 2005	587,273	$0.0000	-	-	-	-
June 2005	234,597	$0.0000	-	-	-	-

Date	Number of shares	Price per share	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
As a result of purchases under the employee share plan:						
December 2005	-	$0.0000	(7,687)	-	(7,687)	-
January 2006	-	$0.0000	(2,537)	-	(2,537)	-
Exercise of options issued to Citigroup (a):						
December 2004	978,781	$0.0000	-	-	-	-
Issued as part of the consideration paid for acquisitions:						
August 2004	200,000	$3.0000	-	600	-	600
June 2005	29,606,000	$6.3300	-	187,400	-	187,400
Reset preference share conversion						
September 2004	24,000,382	$0.0000	-	84,985	-	84,985
Forfeited contingent shares issued in respect to prior period acquisitions :						
December 2003	-	$3.1800	-	(2,655)	-	(2,655)
November 2004	-	$3.1800	-	(102)	-	(102)
December 2004	-	$3.1800	-	(41)	-	(41)
January 2005	-	$3.1800	-	(24)	-	(24)
February 2005	-	$3.3600	-	(130)	-	(130)
March 2005	-	$3.3000	-	(60)	-	(60)
June 2005	-	$3.1800	-	(60)	-	(60)
June 2005	-	$3.0000	-	(15)	-	(15)
November 2005	-	$3.3600	(4)	-	(4)	-
December 2005	-	$3.1800	(4)	-	(4)	-
February 2006	-	$3.1800	211	-	211	-
March 2006	-	$3.3000	(9)	-	(9)	-
April 2006	-	$3.3000	(74)	-	(74)	-
May 2006	-	$3.0000	(17)	-	(17)	-
May 2006	-	$3.1800	(69)	-	(69)	-
June 2006	-	$5.4400	643	-	643	-
Purchased as part of consideration on acquisition						
April 2006	404,268	$5.4400	(2,201)	-	(2,201)	-
January 2006	1,076,595	$6.7000	(7,214)	-	(7,214)	-
Consideration shares vested						
June 2006	134,756	$5.4400	734	-	734	-
Shares transferred to executive share plan trust						
June 2006	118,129	$5.4400	(643)	-	(643)	-
Share buy backs						
Between 1 July 2004 and 30 June 2005 the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital.			-	(30,639)	-	(30,639)
Closing balance: 599,216,559 ordinary shares (fully paid) (30 June 2005: 594,888,809)			586,216	580,762	585,708	580,256

There are no restrictions on ordinary shares.

(a) Citigroup options

On 28 August 2002, Computershare provided Citigroup Global Investments with options over 12,081,633 unissued ordinary shares at an exercise price of $1.83, in connection with the strategic alliance formed on that date. In December 2004, the issue of 978,781 ordinary shares released Computershare's obligation to CitiGroup and the remaining options were cancelled.

			Consolidated		Parent entity	
			2006 $000	2005 $000	2006 $000	2005 $000
Movements in preference shares for the last two years						
Opening balance: nil shares (1 July 2005: 1,184,807)			-	114,432	-	114,432
Issued during the year						
Date	**Number of shares**	**Price per share**				
As a result of the preference share buy back						
August 2004	(123,407)	$103.86	-	(12,817)	-	(12,817)
September 2004	(161,400)	$103.04	-	(16,630)	-	(16,630)
Reset Preference share conversion						
September 2004	(900,000)	-	-	(84,985)	-	(84,985)
Closing balance: nil preference shares (30 June 2005: nil)			-	-	-	-

Share buy-back

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares is purchased prior to this time.

During the previous financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital.

There is no current on-market or any other buy-back.

Preference shares

On 19 December 2003 Computershare announced its intention to buy back up to 250,000 reset preference shares. Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964. Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

Employee share plans and options

Refer to note 28 for employee and executive share plan details. There are no shares reserved for issuance under options.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
27. RESERVES				
Capital redemption reserve	3	3	3	3
Asset revaluation reserve	-	-	-	-
Foreign currency translation reserve	(21,748)	(47,821)	-	-
Cash flow hedge reserve	(9,736)	-	-	-
Share based payments reserve	24,405	11,602	24,318	11,212
Equity related consideration	8,866	2,816	2,060	-
Available for sale asset reserve	414	-	(39)	-
	2,204	(33,400)	26,343	11,215
Movements during the year:				
Asset revaluation reserve				
Opening balance	-	542	-	542
Transfer from asset revaluation reserve	-	(542)	-	(542)
Closing balance	-	-	-	-
Foreign currency translation reserve				
Opening balance	(47,821)	(28,344)	-	-
Translation of overseas subsidiaries (a)	26,073	(19,477)	-	-
Closing balance	(21,748)	(47,821)	-	-
Cash flow hedge reserve				
Opening balance	-	-	-	-
Adjustment on adoption of AASB 139 & 132	6,295	-	-	-
Revaluation	(16,031)	-	-	-
Closing balance	(9,736)	-	-	-
Share based payments reserve				
Opening balance	11,602	1,194	11,212	1,171
Share based payments expense	12,803	10,408	13,106	10,041
Closing balance	24,405	11,602	24,318	11,212
Equity related contingent consideration reserve				
Opening balance	2,816	-	-	-
Acquisition related consideration	6,050	2,816	2,060	-
Closing balance	8,866	2,816	2,060	-
Available for sale asset reserve				
Opening balance	-	-	-	-
Adjustment on adoption of AASB 139 & 132	(265)	-	-	-
Revaluation	688	-	(50)	-
Transfer to net profit	11	-	11	-
Closing balance	414	-	(39)	-

(a) This amount is the net of gains and losses on hedge transactions and intercompany loans after adjusting for related income tax effects.

Nature and purpose of reserves

i. Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non current assets as described in note 1.

ii. Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1. The reserve is recognised in the income statement when the net investment is disposed of.

iii. Cash flow hedge reserve

The hedging reserve is used to record gains and loses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1.

iv. Share based payments reserve

The share based payments reserve is used to recognise the fair value of shares which will vest to employees under employee and executive share plans.

v. Equity related contingent consideration reserve

This reserve is used to reflect deferred consideration for acquisitions which is payable through the issue of parent entity equity instruments.

vi. Available for sale asset reserve

Changes in fair value of investments, such as equities, classified as available for sale financial assets are taken to this reserve in accordance with note 1.

28. EMPLOYEE BENEFITS

(a) Share plans

Computershare Limited offers options over ordinary shares to eligible employees at the absolute discretion of the Board. Options are generally exercisable three years after the date granted or earlier in the case of special circumstances such as the employee's death or retirement. The exercise price of the option is set at an amount equal to the market value of the shares at the date of option grant.

During the year ended 30 June 2001 the company introduced an Exempt Employee Share Plan. The Plan gives Computershare employees the opportunity to acquire shares in Computershare Limited. Each year, participating employees can make contributions from their pre-tax salary to acquire $500 worth of shares in the company. Such employee contributions are matched by the company with an additional $500 worth of shares being acquired for each participating employee. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan.

During the year ended 30 June 2002 a Deferred Employee Share Plan was established to enable Computershare to match dollar for dollar any employee pre-tax contributions to a maximum of $3,000 per employee. Shares purchased and funded by employee's pre-tax salary must remain in the plan for a minimum of 1 year. Matching company funded shares must be kept in the plan for a minimum of 2 years or they will be forfeited. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan. A derivative of this Plan and the Exempt Employee Share Plan has been made available to employees in New Zealand, the United Kingdom, Ireland, Canada, South Africa and the United States of America.

Subject to the discretion of the Board, shares in the company may also be allocated to selected employees in accordance with an employee share plan on a discretionary basis having regard to special circumstances as determined by the remuneration committee. Such shares may be subject to vesting and performance criteria as determined by the Board or the remuneration committee.

The Group also provides long term share based awards for key management personnel other than executive directors and other employees on a discretionary basis. Recipients of long term share based awards must complete specified periods of service as a minimum before any share awards under the long term incentive plan become unconditional. There has been no alteration to the terms and conditions of shares granted under the LTI plan since the original grant date.

	Ordinary shares		Options	
Number of Employee shares & options held	2006	2005	2006	2005
Opening balance	**13,472,339**	13,399,535	**6,723,253**	12,309,053
New shares issued	**18,100**	3,417,218	**-**	-
New shares purchased on market	**3,073,013**	1,342,919	**-**	-
Forfeited shares reissued/options reinstated	**663,353**	-	**3,000**	-
Shares/options forfeited	**(910,324)**	(305,075)	**(1,951,003)**	(4,666,300)
Shares withdrawn/options exercised	**(5,378,504)**	(4,382,258)	**(4,327,750)**	(919,500)
Closing balance	**10,937,977**	13,472,339	**447,500**	6,723,253
Fair value of shares granted through the employee share plan ($000s)*	**20,614**	21,544	**-**	-

* Weighted average fair value of shares is determined by the closing price at the end of the day's trading on the Australian Stock Exchange on the allocation date.

(b) Performance rights

The DLI Plan was approved at the Annual General Meeting held on 9 November 2005. The DLI Plan is offered to eligible key management personnel and senior managers in the Group to recognise their ongoing ability and expected efforts and contribution to the performance and success of the Group. The total number of rights approved for issue was 10 million, of which 2.75 million were granted on 20 December 2005.

Performance rights are granted under the plan for no consideration and carry no dividend or voting rights. Under the DLI Plan, the performance rights give an entitlement to one fully paid ordinary share per performance right issued subject to satisfaction of performance hurdles and continued employment.

The assessed fair value of performance rights granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black Scholes option pricing model.

The fair value of the performance rights granted on 20 December 2005 was $5.635. The model inputs for the performance rights granted during the year ended 30 June 2006 included:

a. Performance rights are granted for no consideration
b. Exercise price: nil
c. Share price at grant date: $6.57
d. Expected price volatility of the Group's shares: 25.0%
e. Expected dividend yield: 3.0%
f. Risk free interest rate: 5.8%

The expected price volatility is based on the historic volatility of the Group's share price.

Set out below are summaries of performance rights granted under the plan:

Grant date	Balance at beginning of year	Granted during the year	Balance at end of year	Exercisable at end of year
20 December 2005	-	2,750,000	2,750,000	-

No performance rights became exercisable during the current year. No performance rights expired, were vested or forfeited during the period covered by the above table.

(c) Options over ordinary shares

Employee options

Computershare Limited has issued the following options over ordinary shares to eligible employees. The options are generally exercisable 3 years after the date granted or earlier in the case of the employee's death or retirement. The options expire 59 months after the date issued. Each option entitles the holder to 1 ordinary share upon exercise.

Employee option movements to 30 June 2006 are as follows:

Issue Date	Expiry Date	Exercise Price	Number On Issue 30 June 05	Number Reinstated This Year	Number Cancelled This year	Number Exercised This year	Number On Issue 30 June 06	
1 Aug 2000	1 Jul 2005	$7.920	20,000	-	20,000	-	-	
15 Aug 2000	14 Jul 2005	$7.850	147,000	-	147,000	-	-	
8 Sep 2000	7 Aug 2005	$8.000	971,000	-	971,000	-	-	
15 Dec 2000	14 Nov 2005	$8.000	35,000	-	35,000	-	-	
25 Sep 2000	24 Aug 2005	$7.970	99,000	-	99,000	-	-	
29 Dec 2000	28 Nov 2005	$9.186	68,200	-	68,200	-	-	
21 Feb 2001	20 Jan 2006	$5.820	13,953	-	13,953	-	-	A
26 Feb 2001	25 Jan 2006	$7.400	58,000	-	58,000	-	-	
27 Apr 2001	26 Mar 2006	$6.690	18,000	-	4,000	14,000	-	
1 Jul 2001	31 May 2006	$7.350	467,000	-	-	467,000	-	
1 Jul 2001	31 May 2006	$5.950	760,000	1,000	54,500	706,500	-	
2 Jul 2001	1 Jun 2006	$5.950	2,635,750	2,000	250,500	2,387,250	-	
2 Jul 2001	1 Jun 2006	$5.940	71,500	-	3,500	68,000	-	
2 Jul 2001	1 Jun 2006	$7.350	74,000	-	74,000	-	-	
31 Jul 2001	30 Jun 2006	$6.150	37,250	-	7,250	30,000	-	
6 Mar 2002	5 Feb 2007	$2.770	1,065,600	-	143,100	613,000	309,500	A
6 Mar 2002	5 Feb 2007	$2.520	40,000	-	-	2,000	38,000	A
10 Apr 2002	9 Mar 2007	$2.520	42,000	-	2,000	40,000	-	A
27 May 2002	26 Apr 2007	$2.550	100,000	-	-	-	100,000	A
Total			6,723,253	3,000	1,951,003	4,327,750	447,500	
Weighted average exercise price of share options for each category			$5.900	$5.950	$7.250	$5.620	$2.700	

All options outstanding at 30 June 2006 are exercisable. No options have been issued since year end.

All options in the table above on issue at 30 June 2006 were included in potential ordinary shares for the purposes of 30 June 2006 diluted EPS. Options in the table above which were included in potential ordinary shares for the purposes of 30 June 2005 diluted EPS are marked with a (A).

The market price of shares under option at 30 June 2006 was $7.85 (2005: $5.86).

The weighted average remaining contractual life for options outstanding at 30 June 2006 is 8 months.

The following options have been exercised, cancelled or lapsed between reporting date and the time of completion of this report:

Type	Date	Exercise price	Number of options exercised	Shares issued
Exercise	7 July 2006	$2.77	6,000	6,000
Exercise	10 July 2006	$2.77	10,000	10,000
Exercise	13 July 2006	$2.77	10,000	10,000
Exercise	27 July 2006	$2.77	6,000	6,000
Exercise	1 August 2006	$2.77	31,000	31,000
Exercise	9 August 2006	$2.52	10,000	10,000
Exercise	12 September 2006	$2.77	50,000	50,000
Exercise	12 September 2006	$2.55	100,000	100,000

Cancellation of options have resulted from employee resignations.

There are no employee unissued shares under option as at the date of this report, other than those referred to above.

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
(d) Employee benefits recognised				
Performance rights expense	2,789	-	2,789	-
Share plan expense	13,126	10,533	623	933
Aggregate employee entitlement liability				
(Refer note 20 and note 23)	30,134	16,964	535	334
	46,049	27,497	3,947	1,267

29. COMMITMENTS

a) Superannuation commitments

Defined Contribution Funds

The company and its controlled entities maintain defined contribution superannuation schemes which provide benefits to all employees upon their disability, retirement or death. Employee contributions to the funds are based upon various percentages of employees' gross salaries as set out below:

Australian controlled entities contribute to the defined contribution funds as follows:

Category 1 Management (employer contributions, voluntary employee contributions of at least 1%)

Category 2 Staff (statutory employer contributions of 9%, voluntary employee contributions)

Category 3 SGC Staff & casual and fixed term employees (statutory employer contributions, voluntary employee contributions)

Foreign controlled entities contribute to the defined contribution funds as follows:

United Kingdom entities - between 7% and 10% of employees' gross salaries

United States entities - voluntary employee contributions with matching employer contribution up to 4% of employees' base salaries

Canadian entities - between 2% and 7% of employees' base salaries dependent upon years of service

South African entities - 12.25% of employees' gross salaries

New Zealand entities - voluntary employee contributions with matching employer contribution up to 6% of employees' base salaries

Hong Kong - between 5% and 20% of employees' base salary dependent upon years of service

India - 12% of employees' gross salaries

Defined Benefit Funds

1) Karvy Computershare Private Limited maintained a defined benefit superannuation scheme which provides benefits to 1,149 (30 June 2005: 869) employees.

Actuarial valuation of plan assets is provided by the Life Insurance Corporation, which maintains the fund.

	Consolidated $000
Karvy Computershare Private Limited – Staff Retirement Plan	
Actuarial valuation of plan assets at 30 June 2006	298
Actuarial valuation of aggregate past services liability at 30 June 2006	(369)
Net deficit	(71)
Actuarial valuation of vested liability at 30 June 2006	(369)

2) Computershare GmbH Private Limited maintained a defined benefit scheme which provides benefits to 70 (30 June 2005: 98) employees.

Actuarial assessments of the scheme as at 30 June 2006 is set out as follows:

Computershare GmbH Private Limited – Staff Retirement Plan	
Actuarial valuation of plan assets at 30 June 2006	-
Actuarial valuation of aggregate past services liability at 30 June 2006	(404)
Actuarial valuation of vested liability at 30 June 2006	(404)

Defined benefit plan liabilities have been recognised as at 30 June 2006 in accordance with the actuarial valuation.

(b) Finance lease commitments

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Commitments in relation to finance leases are payable as follows:				
Not later than 1 year	**3,910**	2,820	-	-
Later than 1 year but not later than 5 years	**3,266**	4,703	-	-
Total commitments	**7,176**	7,523	-	-
Less: Future finance charges	-	-		
Not later than 1 year	**(426)**	(141)	-	-
Later than 1 year but not later than 5 years	**(212)**	(343)	-	-
Total future finance charges	**(638)**	(484)	-	-
Net finance lease liability	**6,538**	7,039	-	-
Reconciled to:				
Current liability (note 21)	**3,484**	3,336	-	-
Non-current liability (note 21)	**3,054**	3,703	-	-
	6,538	7,039	-	-

(c) Operating lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Not later than 1 year	**58,977**	58,978	**2,227**	2,168
Later than 1 year but not later than 5 years	**186,989**	227,814	**7,064**	6,074
Later than 5 years	**202,708**	151,997	-	-
	448,674	438,789	**9,291**	8,242

The Group leases various offices and warehouses under non-cancellable operating leases expiring within 2 and 15 years. The leases have varying terms, escalation clauses and renewal rights. Where the leases have fixed escalation clauses, the operating lease is expensed on a straight line basis.

Operating leases are entered into as a means of acquiring access to office facilities. Rental payments are generally fixed, but with inflation and/or market escalation clauses on which contingent rentals are determined. Operating lease commitments in respect of the rental of various premises are subject to market review at various intervals. Certain leases include an option to renew. No operating leases contain restrictions on financing or other leasing activities.

30. DETAILS OF CONTROLLED ENTITIES

Subsidiaries

The financial years of all controlled entities is 30 June except for Computershare Canada Inc and its subsidiaries; Computershare Hong Kong Investor Services Limited and its subsidiary and Karvy Computershare Pty Limited due to local statutory reporting requirements. These entities prepare results on a 30 June year end basis for group purposes.

Voting power is in accordance with the ownership interest held.

The consolidated financial statements as at 30 June 2006 include the following controlled entities:

Name of controlled entity	Place of incorporation		Percentage of shares held 2006 %	2005 %
Computershare Limited	Australia	(2)	-	-
ACN 080 903 957 Pty Ltd	Australia	(2)	100	100
CDS International Limited	Australia	(4)	100	100
Computershare Document Services Limited	Australia	(4)	100	100
Global eDelivery Group Pty Ltd	Australia		100	100
Computershare Document Services (WA) Pty Ltd	Australia		100	100
ACN 081 035 752 Pty Ltd	Australia	(2)	100	100
Computershare Technology Services (Philippines) Inc	Philippines	(1)	100	100
Karvy Computershare Private Limited	India	(1)(8)	50	50
Computershare Hong Kong Investor Services Limited	Hong Kong	(1)	70	70
Hong Kong Registrars Limited	Hong Kong	(1)	70	70
Georgeson Shareholder Analytics Hong Kong Limited	Hong Kong	(1)	100	100
Computershare Finance Company Pty Ltd	Australia	(4)	100	100
Computershare US General Partnership	United States of America	(1)	100	100
Georgeson Shareholder Communications Inc.	United States of America	(1)	100	100
Georgeson Shareholder Communications Canada Inc.	Canada	(1)	100	100
GSC Shareholder Services Inc.	Canada	(1)	100	100
Georgeson Shareholder Communications Ltd (UK)	United Kingdom	(1)	100	100
Georgeson Shareholder Communications (France) SAS	France	(1)	100	100
Georgeson Shareholder Communications South Africa Pty Ltd	South Africa	(1)	100	100
GSC Registrars (Pty) Ltd	South Africa	(1)	100	100
GS Nominees (Pty) Ltd	South Africa	(1)	100	100
Georgeson Shareholder Securities Limited (UK)	United Kingdom	(1)	100	100
Shareholder Investments Research Ltd (UK)	United Kingdom	(1)	100	100
Shareholder Investments Research (#1) Ltd (UK)	United Kingdom	(1)	100	100
Georgeson International Inc.	United States of America	(1)	100	100
Georgeson & Company Inc.	United States of America	(1)	100	100
GSC Proxitalia	Italy	(1)	100	100
Proxitalia S.p.A	Italy	(1)	100	100

Name of controlled entity	Place of incorporation		Percentage of shares held 2006 %	2005 %
GS Proxiberica Si	Spain	(1)	100	100
Proxylatina	Argentina	(1)	100	100
Georgeson Shareholder Securities Corporation	United States of America	(1)	100	100
Georgeson Shareholder Communications Australia Pty Ltd	Australia	(7)	100	100
Source One Communications Australia Pty Ltd	Australia	(7)	100	100
Corporate Investors Communications Inc.	United States of America	(1)	100	100
Source One Communications Asia Inc. (Philippines)	Philippines	(1)	-	57.5
Source One Communications Limited (UK)	United Kingdom	(1)	100	100
Computershare Inc	United States of America	(1)	100	100
Computershare Technology Services Inc	United States of America	(1)	100	100
Computershare Trust Company of New York Inc	United States of America	(1)	100	100
Computershare Financial Services Inc	United States of America	(1)	100	100
Computershare Investor Services LLC	United States of America	(1)	100	100
Computershare Trust Company Inc	United States of America	(1)	100	100
Georgeson Shareholder Analytics Inc.	United States of America	(1)	100	100
Computershare Document Services Inc	United States of America	(1)	100	100
Computershare Securities Corporation Inc	United States of America	(1)	100	100
Lords Securities Corp LLC	United States of America	(1)	100	100
Transcentive Inc.	United States of America	(1)	100	100
EQAC Inc.	United States of America	(1)	100	100
Computershare Shareholder Services Inc.	United States of America	(1)	100	100
EquiServe Trust Inc.	United States of America	(1)	100	100
Computershare Investments (UK) (No.2) Limited	United Kingdom	(1)	100	100
Computershare Canada Inc	Canada	(1)	100	100
Computershare Trust Company of Canada	Canada	(1)	100	100
Pacific Corporate Trust Company Canada	Canada	(1)	100	100
Computershare Investor Services Inc	Canada	(1)	100	100
Computershare Finance LLC	United States of America	(1)	100	100
Financial Markets Software Consultants Pty Ltd	Australia	(3)	100	100
Computershare Analytics Pty Ltd	Australia	(4)	100	100
Obadele Pty Ltd	Australia	(5)	100	100
Computershare Clearing Pty Ltd	Australia	(2)	100	100
Computershare Depositary Pty Ltd	Australia	(4)	100	100
Computershare Technology Services Pty Ltd	Australia	(3)	100	100
Registrars Holdings Pty Ltd	Australia	(2)	100	100
Computershare Investor Services Pty Ltd	Australia	(2)	100	100
CRS Custodian Pty Ltd	Australia	(3)	100	100
Computershare Plan Managers Pty Ltd	Australia	(4)	100	100
Computershare Plan Co Pty Ltd	Australia	(5)	100	100
CPU Share Plans Pty Ltd	Australia		100	100
CIS Debt Securities Pty Ltd	Australia	(5)	100	100
Computershare Fund Services Pty Ltd	Australia		100	-
Sepon (Australia) Pty Ltd	Australia	(2)	100	100
Computershare Limited	United Kingdom	(1)	100	100

Name of controlled entity	Place of incorporation		Percentage of shares held 2006 %	2005 %
Computershare Investments (UK) Limited	United Kingdom	(1)	**100**	100
Computershare GmbH	Germany	(1)	**100**	100
ADM GmbH	Germany	(1)	**100**	100
SLS HV Cons	Germany	(1)	**100**	100
Computershare Pepper GmbH	Germany	(1)	**100**	100
Georgeson GmbH	Germany	(1)	**100**	100
Administration AG	Germany	(1)	**100**	100
Computershare Pepper SRM Ltd	United Kingdom	(1)	**100**	100
Flag Communication Limited	United Kingdom	(1)	**100**	100
Credit 360 Limited	United Kingdom	(1)(8)	**50**	50
Pepper Technologies PTE.Ltd	Singapore	(1)	**100**	100
Computershare Pepper SRM Australia Pty Ltd	Australia	(1)	**100**	100
Computershare Pepper SRM North America	United States of America	(1)	**100**	100
Computershare Technology Services (UK) Ltd	United Kingdom	(1)	**100**	100
Computershare Trustees Limited	United Kingdom	(1)	**100**	100
Computershare Registry Services Limited	United Kingdom	(1)	**100**	100
Citywatch Limited	United Kingdom	(1)	**100**	100
Hlulumiti Limited	United Kingdom	(1)	**100**	100
Georgeson Shareholder Analytics (UK) Limited	United Kingdom	(1)	**100**	100
Computershare Investor Services PLC	United Kingdom	(1)	**100**	100
Shareholder Solutions Limited	United Kingdom	(1)	**100**	100
Computershare Document Services Limited	United Kingdom	(1)	**100**	100
Computershare Company Nominees Limited	Scotland	(1)	**100**	100
Computershare PEP Nominees Limited	Scotland	(1)	**100**	100
Computershare Services Nominees Limited	Scotland	(1)	**100**	100
Computershare Investments (UK) (No.3) Limited	United Kingdom	(1)	**100**	100
Interactive Meetings Ltd	United Kingdom	(1)	**100**	-
IML Ltd	United Kingdom	(1)	**100**	-
Computershare Investments (UK) (No.4) Limited	United Kingdom	(1)	**100**	-
NRC Investments Ltd	United Kingdom	(1)	**100**	-
Computershare Fixed Income Services Ltd	United Kingdom	(1)	**100**	-
Computershare Russia Ltd	United Kingdom	(1)	**100**	-
Legotla Investments Ltd	United Kingdom	(1)	**100**	-
Computershare South Africa (Pty) Ltd	South Africa	(1)	**62.16**	84.02
Computershare Ltd	South Africa	(1)	**62.16**	84.02
Computershare Nominees (Pty) Ltd	South Africa	(1)	**62.16**	84.02
CTS Outsourcing Limited	South Africa	(1)	**62.16**	84.02
Minu Investment Managers Ltd	South Africa	(1)	**62.16**	84.02
Computershare Investor Services Limited	South Africa	(1)	**62.16**	84.02
Computershare Management Services (Pty) Ltd	South Africa	(1)	**62.16**	84.02
Computershare Plan Managers (Pty) Ltd	South Africa	(1)	**62.16**	84.02
Computershare CSDP Nominees (Pty) Ltd	South Africa	(1)	**62.16**	84.02
Computershare Custodial Nominees (Pty) Ltd	South Africa	(1)	**62.16**	84.02
Computershare Shareholders Nominee (Pty) Ltd	South Africa	(1)	**62.16**	84.02

Name of controlled entity	Place of incorporation		Percentage of shares held 2006 %	2005 %
Computershare Analytics (Pty) Ltd	South Africa	(1)	62.16	84.02
Computershare Investor Services 2004 (Pty) Ltd	South Africa	(1)	62.16	84.02
Computershare Investor Services (Ireland) Ltd	Ireland	(1)	100	100
Computershare Trustees (Ireland) Ltd	Ireland	(1)	100	100
Computershare Systems (N.Z.) Ltd	New Zealand	(1)	100	100
Computershare New Zealand Limited	New Zealand	(1)	100	100
Computershare Investor Services Limited	New Zealand	(1)	100	100
Computershare Services Ltd	New Zealand	(1)	100	100
CRS Nominees Ltd	New Zealand	(1)	100	100
Sharemart NZ Limited	New Zealand	(1)	100	100

(1) Controlled entities audited by other PricewaterhouseCoopers member firms. The USA entities above are only audited for Group purposes.

(2) These wholly owned companies have entered into a deed of cross guarantee dated 20 July 1998 with Computershare Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a Class Order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements.

(3) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 1999.

(4) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2001.

(5) These companies became parties to the deed of cross guarantee noted in (2) above on 26 June 2002.

(6) These companies were deregistered during the year ended 30 June 2006.

(7) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2004.

(8) These companies are controlled entities as Computershare Limited has the capacity to control the casting of a majority of the votes cast at a meeting of the board of directors, or the capacity to dominate decision making in relation to the financial and operating policies.

Acquisition of controlled entities

The following controlled entities were acquired by the consolidated entity at the date stated and its operating results have been included in the income statement from the relevant date.

(a) On 4 January 2006, Computershare acquired 100% of the issued share capital of IML for a consideration of AUD $47.2 million through the payment of cash ($39.9 million) and 1,076,595 shares purchased on market for a total of AUD $7.2 million.

The acquired business contributed revenues of AUD $8.1 million and net profit of AUD $2.7 million to the Group for the period 1 January to 30 June 2006. If the acquisition had occurred on 1 July 2005, the revenue and profit for the year ended 30 June 2006 would have been estimated at $14.4 million and $4.4 million respectively.

Details of the acquisition are as follows:

	$000
Cash consideration	39,948
Deferred consideration	7,214
Direct costs relating to the acquisition	236
Total consideration paid	47,398
Less fair value of identifiable net assets acquired	6,917
Goodwill on consolidation*	40,481

* Identifiable intangible asset valuations to be finalised and separately recognised.

During the year, Computershare also acquired Lord Securities, FinancialBPO, the SLS Group and the ADM Group for a total consideration of AUD $61.7 million, comprising of cash of AUD $54.3 million, 220,000 shares purchased on market for AUD $1.5 million, 1,000,000 options (exercisable at $6.15 and valued under the binomial method) and deferred consideration of AUD $4.1 million, should certain revenue targets be met.

None of these acquired business combinations individually contributed materially to total revenue or net profit of the Group.

(b) Assets and liabilities acquired

The assets and liabilities arising from the acquisition are as follows:

	IML		Other		TOTAL	
	Acquiree's carrying amount	Fair Value	Acquiree's carrying amount	Fair Value	Acquiree's carrying amount	Fair Value
	$'000	$'000	$'000	$'000	$'000	$'000
Cash	5,867	5,867	5,370	5,370	11,238	11,238
Receivables	2,453	2,417	4,129	4,129	6,582	6,546
PP&E	927	927	2,128	2,128	3,055	3,055
Other financial assets	-	-	1,405	1,405	1,405	1,405
Tax assets	-	-	167	167	167	167
Other assets	2,667	2,611	4,872	4,872	7,539	7,482
Payables	(744)	(744)	(6,259)	(6,259)	(7,003)	(7,003)
Provisions	(2,201)	(2,938)	(5,760)	(5,760)	(7,962)	(8,699)
Other liabilities	(1,223)	(1,223)	(1,298)	(1,298)	(2,520)	(2,520)
Net Assets	7,746	6,917	4,754	4,754	12,501	11,671

(c) Purchase consideration

	IML	Other	Total
	$'000	$'000	$'000
Outflow of cash to acquire the entities, net of cash acquired:			
Cash paid	47,398	55,826	103,224
Less cash balance acquired	(5,867)	(5,370)	(11,238)
Outflow of cash	41,531	50,456	91,986

30. DETAILS OF CONTROLLED ENTITIES

Financial information for class order Closed Group

	2006 $000	2005 $000
Computershare Limited Closed Group Balance Sheet		
Current Assets		
Cash and cash equivalents	7,992	34,317
Receivables	148,180	134,292
Inventories	829	1,039
Other	3,358	5,799
Derivatives	509	-
Total Current Assets	160,868	175,447
Non-Current Assets		
Receivables	6,143	2,162
Other financial assets	997,095	957,648
Property, plant & equipment	24,230	18,617
Deferred tax assets	20,898	17,410
Intangibles - goodwill	58,809	58,934
Other	21,943	41,600
Total Non-Current Assets	1,129,118	1,096,371
Total Assets	1,289,986	1,271,818
Current Liabilities		
Payables	18,283	25,671
Interest bearing liabilities	273	1,078
Current tax liabilities	581	1,831
Total Current Liabilities	19,137	28,580
Non-Current Liabilities		
Payables	427,610	389,093
Interest bearing liabilities	574	771
Deferred tax liabilities	145	-
Provisions	7,084	6,121
Derivatives	10,136	-
Total Non-Current Liabilities	445,549	395,985
Total Liabilities	464,686	424,565
Net Assets	825,300	847,253
Equity		
Contributed equity - ordinary shares	586,102	580,650
Contributed equity - preference shares	104,596	104,596
Reserves	27,258	12,684
Retained profits	107,344	149,323
Total Equity	825,300	847,253

	2006 $000	2005 $000
Computershare Limited Closed Group Income Statement		
Revenues from continuing operations		
Sales revenue	233,538	255,804
Other revenues	24,109	57,167
Total Revenue	257,647	312,971
Other Income		
Net foreign exchange gains on hedges	12,312	57,229
Expenses		
Direct services	148,077	143,115
Technology services	39,041	36,294
Corporate services	40,458	52,683
Finance costs	13,396	4,324
Total Expenses	240,972	236,416
Profit before income tax expense	28,987	133,784
Income tax (expense)/benefit	5,139	(2,451)
Net profit	34,126	131,333
Net profit attributable to outside equity interests	-	-
Net profit attributable to members of the parent entity	34,126	131,333
Movements in net assets of entities included in the cross guarantee this period	-	542
Total changes in equity other than those resulting from transactions with owners as owners	34,126	131,875
Set out below is a summary of movements in consolidated retained profits for the year of the Closed Group.		
Retained profits at the beginning of the financial year	149,323	80,616
Profit after income tax expense/benefit	34,126	131,875
Dividends provided or paid	(78,858)	(63,168)
Adjustment on adoption of AASB 132 and AASB 139, net of tax	2,753	-
Retained profits at the end of the financial year	107,344	149,323

31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following directors held the position of director of Computershare Limited during all of the past two financial years, unless otherwise stated:

T. M. Butler (resigned 7 May 2006)
P. D. DeFeo
W. E. Ford
Dr. M. Kerber (appointed 18 August 2004)
P. J. Maclagan
C. J. Morris
A. S. Murdoch
A. N. Wales
S. D. Jones (appointed 10 November 2005)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during all of the past two financial years, unless otherwise stated:

Name	Position
S. Crosby	Group Managing Director, Asia Pacific (to 27 September 2005) Chief Operating Officer (28 September 2005 to current)
S. Rothbloom	President, North America
P. Tobin	Chief Legal Officer & Company Secretary
T. Honan	Chief Financial Officer
P. Conn	Head of Global Capital Markets
R. Chapman	Group Managing Director, EMEA (resigned 30 September 2005)
O. Niedermaier	CEO, Stakeholder Relationship Management Group (resigned 15 May 2006)

S. Crosby, T. Honan and P. Tobin are considered to be key management personnel of the parent entity (T. Honan and P. Tobin were considered key management personnel in the prior year).

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2006 $	2005 $	2006 $	2005 $
Short term employee benefits	8,009,946	7,010,227	5,141,354	3,841,353
Other long term benefits	64,779	-	64,779	-
Post employment benefits	238,815	193,737	172,056	144,077
Termination payments	300,210	-	-	-
Share-based remuneration	4,202,158	1,112,295	2,527,815	289,784
Other	9,738	68,345	9,000	-
	12,825,646	8,384,604	7,915,004	4,275,214

(d) Option holdings of Company and Group key management personnel

The number of options over ordinary shares held during the financial year by each of the Company and Group key management personnel is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period	Total vested and non exercisable at 30 June 2006	Total vested and exercisable at 30 June 2006
S. Crosby	110,000	-	(110,000)	-	-	-	-
T. Honan	100,000	-	-	-	100,000	-	100,000
S. Rothbloom	150,000	-	(150,000)	-	-	-	-
P. Tobin	40,000	-	-	-	40,000	-	40,000
P. Conn	10,000	-	-	(10,000)	-	-	-

The exercise price of options exercised by S. Crosby was 10,000 at $5.95 and 100,000 at $2.77.

The exercise price of options exercised by S. Rothbloom was 50,000 at $5.95 and 100,000 at $2.77.

(e) Share holdings of Company and Group key management personnel

The number of ordinary shares in Computershare Limited held during the financial year by each director and named Company and Group key management personnel, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, is included in the table below.

	Balance at beginning of period	Granted as remuneration under long term incentive schemes	Resigned during the year	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2006
Directors							
A.S. Murdoch	609,800	-	-	-	-	-	609,800
T.M. Butler	-	-	-	-	-	-	-
P.D. De Feo	80,000	-	-	-	-	-	80,000
W.E. Ford	-	-	-	-	-	-	-
M. Kerber	40,000	-	-	-	-	-	40,000
P.J. Maclagan	16,225,176	-	-	-	-	-	16,225,176
C.J. Morris	55,865,427	-	-	-	10,000	-	55,875,427
A.N. Wales	32,592,384	-	-	-	(500,000)	-	32,092,384
S. Jones	-	-	-	-	-	-	-
Company and Group key management personnel							
S. Rothbloom	111,775	80,854	-	150,000	(230,000)	-	112,629
S. Crosby	142,654	69,443	-	110,000	(217,140)	951	105,908
T. Honan	193,496	39,479	-	-	(160,000)	951	73,926
P. Conn	261,217	30,873	-	-	(32,273)	-	259,817
P. Tobin	161,693	40,108	-	-	(122,812)	1,976	80,965
R. Chapman [1]	36,218	-	(36,218)	-	-	-	-
O. Niedermaier [2]	35,522	-	(35,522)	-	-	-	-

[1] O. Niedermaier resigned with effect from 15 May 2006

[2] R. Chapman resigned with effect from 30 September 2005

(f) Loans and other transactions to directors and key management personnel

Computershare has not made any loans to directors and executive directors or key management personnel during the current financial year.

Computershare has not entered into other transactions with directors and executive directors or key management personnel during the current financial year other than those disclosed in note 33.

32. REMUNERATION OF AUDITORS

	Consolidated 2006 $000	Consolidated 2005 $000	Parent entity 2006 $000	Parent entity 2005 $000
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:				
(a) Assurance services:				
Auditing or review of financial statements				
- PricewaterhouseCoopers Australia	1,107,646	853,472	731,646	677,620
- Related practices of PricewaterhouseCoopers	1,734,065	1,719,579	-	-
	2,841,711	2,573,051	731,646	677,620
Other assurance services (a)				
- PricewaterhouseCoopers Australia	259,088	107,812	259,088	60,543
- Related practices of PricewaterhouseCoopers	415,144	433,137	-	-
	674,232	540,949	259,088	60,543
Remuneration received, or due and receivable, by auditors other than the auditor of the parent entity and its affiliates for:				
Auditing or review of financial statements	118,351	10,825	-	-
Other services (b)	138,435	193,948	-	-

(a) This relates primarily to regulatory and compliance reviews.

(b) This relates primarily to compliance audits performed in North America.

33. RELATED PARTY DISCLOSURES

Key management personnel disclosures are included at Note 31.

(a) Directors' shareholdings	Shares issued by the parent entity 2006	Shares issued by the parent entity 2005
Ordinary shares held at the end of the financial year	104,922,787	105,412,787
Reset preference shares held at the end of the financial year	-	-
Options held at the end of the financial year	-	-
Ordinary dividends received during the year in respect of those ordinary shares	$12,590,134	$10,540,727
Reset preference dividends received during the year in respect of those reset preference shares	-	$2,077
Reset preference shares converted to ordinary shares by directors during the financial year	-	1,330
Ordinary Shares acquired by directors during the financial year	10,000	193,385
Ordinary Shares disposed of by directors during the financial year	500,000	437,786
Ordinary Shares awarded to directors following the reset preference share conversion	-	35,437

(b) Other transactions with key management personnel *	2006	2005
C.J. Morris and P.J. Maclagan are directors and major shareholders in Ellon Holdings Pty Limited which entered into rental agreements with the company in the ordinary course of business on commercial terms and conditions, allowing the Company to use disaster recovery facilities owned by Ellon with a number of important characteristics. Rent received by Ellon Holdings Pty Limited is:	-	27,552
During the 2006 financial year Computershare purchased the above facilities from Ellon Holdings Pty Ltd. following an appraisal of their value and approval of the Computershare Board without participation by C.J. Morris or P.J. Maclagan. Amount received in consideration for these facilities by Ellon Holdings Pty Ltd is:	-	150,187

(b) Other transactions with key management personnel (continued) *	Shares issued by the parent entity 2006 $	2005 $
During the 2005 financial year, O. Niedermaier was a director of a wholly owned subsidiary within the Computershare Group and co-owner of CKON Marketingberatung GbR which provided strategic corporate development consultancy services to the company in the ordinary course of business on ordinary commercial terms and conditions. Fees received by CKON Marketingberatung GbR were:	-	128,721
Dr. M. Kerber is a major shareholder of GFT Technologies and was during 2005 the Vice Chairman of the Supervisory Board. During the 2005 financial year Computershare acquired AGM business (Emagine) of GFT technologies in a transaction approved by the Computershare Board without participation by Dr. M. Kerber. The consideration was agreed on ordinary commercial terms and conditions. The consideration paid to GFT Technologies was:	95,018	765,567
Dr. M. Kerber is a major shareholder of GFT Technologies. During the current financial year GFT technologies provided Computershare a rental premise in the ordinary course of business on ordinary commercial terms and conditions. The rental fees received by GFT technologies are:	54,857	-
C.J. Morris is a director and owner of Portsea Hotel which provides conference facilities to the company in the ordinary course of business on ordinary commercial terms and conditions. Fees received by the Portsea Hotel are:	20,025	8,957
During the 2005 financial year P.J. Maclagan provided private accommodation for Computershare employees in the ordinary course of business and on ordinary commercial terms and conditions. Rental income received by P.J.Maclagan was:	-	11,324
P.D. DeFeo and W.E. Ford are directors of Archipelago Holdings Inc. Computershare provided transfer agent services to Archipelago Holdings Inc. in the ordinary course of business on commercial terms and conditions. Fees paid by Archipelago Holdings are:	-	29,715
P. Tobin is a director and owner of Rubacky Holdings Pty Ltd. During the current financial year Rubacky provided accommodation in the ordinary course of business and on ordinary commercial terms and conditions. Rental income was:	6,100	-
S. D. Jones is a director of Canterbury Partners. Prior to Mr. Jones becoming a director, Canterbury Partners provided consulting services to Computershare pursuant to an agreement that has since been terminated by mutual consent. Prior to Mr. Jones becoming a Computershare Director, Canterbury Partners provided consulting services to the Company on commercial terms to the value of:	40,405	100,000
Total payments to key management personnel	$216,405	$1,222,023

* Computershare as a matter of Board approved Policy maintains a register of all transactions between employees and the company and its subsidiaries. It is established practice for any Director to recuse himself or herself from discussion and voting upon any transaction in which that Director has an interest. The Company has a Board-approved Ethics Policy governing many aspects of workplace conduct, including management and disclosure of conflicts of interest.

(c) Wholly owned Group - intercompany transactions and outstanding balances

The parent entity and its controlled entities entered into the following transactions during the year within the wholly owned Group:

> Loans were advanced and repayments received on loans and intercompany accounts (notes 8 and 20)

> Fees were exchanged between entities (note 2)

> Interest was charged between entities (note 2)

> The parent entity and its Australian controlled entities have entered into a tax sharing deed, which includes a tax funding arrangement (note 5)

> Dividends were paid between entities (note 2)

These transactions were undertaken on commercial terms and conditions. No provision for doubtful debts were raised during the financial year (2005: $Nil).

(d) Ultimate controlling entity

The ultimate controlling entity of the consolidated entity is Computershare Limited.

(e) Ownership interests in related parties

Interests in subsidiaries are set out in note 30. Interests held in associates and joint ventures are disclosed in notes 40 and 41 of the financial statements.

(f) Transactions with other related parties

Computershare Technology Services Pty Ltd has a receivable of $539,927 (2005: $539,926) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is $156,284 (2005: $73,353).

Computershare New Zealand Ltd has a receivable of $1,619,739 (2005: $1,817,108) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is $nil (2005: $nil).

Computershare Technology Services Pty Ltd has made sales of $nil (2005: $73,353) and purchases of $nil (2005: $165,884) to Chelmer Limited.

Computershare Investor Services New Zealand has made purchases of $28,518 (2005: $25,506) from Chelmer Limited.

Computershare Investment No1 UK Ltd has a receivable of $456,153 (2005: $nil) from The National Registry Company.

These transactions were undertaken on commercial terms and conditions.

34. SIGNIFICANT EVENTS AFTER BALANCE DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, except that:

Strategic alliance with Thomson Financial (Thomson)

On 26 May 2006 Computershare announced a global strategic alliance with Thomson. To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. The Analytics business is included within the Shareholder Relationship Management Services segment.

To facilitate the ongoing strategic relationship, Computershare and Thomson have executed an alliance and data provision agreement designed to align and leverage each organisation's complementary product offerings in their respective core markets.

35. FINANCIAL RISK MANAGEMENT

(a) Hedging transactions and derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. Full detail of the consolidated entity's use of derivative financial instruments is included in Note 18.

(b) Interest rate risk exposures

The consolidated entity is exposed to interest rate risk through its primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and options.

The following table summarises the interest rate risk for the consolidated entity, together with effective interest rates as at the balance date.

		Fixed interest rate maturing in					Weighted average interest rate	
	Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total	Floating	Fixed
	$000	$000	$000	$000	$000	$000	%	%
AS AT 30 JUNE 2006								
Financial assets								
Cash and cash equivalents	98,434	-	-	-	-	98,434	4.64	
Broker client deposits	27,911	-	-	-	-	27,911	3.45	-
Trade receivables	-	-	-	-	181,225	181,225	-	-
Non trade receivables & loans	-	-	-	-	18,520	18,520	-	-
	126,345	-	-	-	199,745	326,090		
Financial liabilities								
Broker client deposits	27,911	-	-	-	-	27,911	3.03	-
Trade payables	-	-	-	-	21,909	21,909	-	-
Finance lease liabilities	-	3,484	3,054	-	-	6,538	-	5.95
Bank loan and Other	54	-	-	-	-	54	7.50	-
Revolving multi-currency facilities	235,346	-	-	-	-	235,346	5.07	-
USD Senior Notes*	67,604	-	-	363,035	-	430,639	6.09	5.11
Derivatives **	363,035	-	-	(363,035)	-	-	5.94	5.11
Deferred consideration	83,074	-	-	-	-	83,074	4.72	-
	777,024	3,484	3,054	-	21,909	805,471		

* USD Senior Notes at cost, excluding fair value adjustment, refer to note 21 (c)
** Notional principal amounts

	Floating interest rate	Fixed interest rate maturing in					Weighted average interest rate	
		1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total	Floating	Fixed
	$000	$000	$000	$000	$000	$000	%	%
AS AT 30 JUNE 2005								
Financial assets								
Cash and cash equivalents	157,145	-	-	-	-	157,145	3.55	-
Broker client deposits	33,612	-	-	-	-	33,612	2.43	-
Trade receivables	-	-	-	-	197,045	197,045	-	-
Non trade receivables & loans	-	-	-	-	21,272	21,272	-	-
	190,757	-	-	-	218,317	409,074		
Financial liabilities								
Broker client deposits	33,612	-	-	-	-	33,612	2.03	-
Trade payables	-	-	-	-	24,515	24,515	-	-
Finance lease liabilities	-	3,336	3,703	-	-	7,039	-	6.36
Bank loan and Other	-	-	-	-	167	167	-	-
Revolving multi-currency facilities	258,209	-	-	-	-	258,209	4.04	-
USD Senior Notes	65,617	-	-	352,362	-	417,979	4.09	5.11
Deferred consideration	114,864	-	-	-	-	114,864	4.72	-
	472,302	3,336	3,703	352,362	24,682	856,385		
Off balance sheet interest rate swap - USD Senior Notes *	352,362	-	-	(352,362)	-	-	3.93	5.11

* Notional principal amounts

(c) Credit risk exposures

Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties, does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The consolidated entity's exposure to "on Balance Sheet" credit risk is as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether or not recognised in the Balance Sheet) exist for Groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of debtors in various countries and industries. The registry and bureau sector transacts with various listed companies across a number of countries.

(d) Net fair value of financial assets and liabilities

The carrying amounts of cash and cash equivalents, receivables, payables, non interest bearing liabilities finance leases, loans and derivatives approximate their fair values.

(e) Foreign Exchange

The following table summarises by currency the Australian dollar value of forward and spot foreign exchange agreements. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the Australian dollar equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency were entered into from time to time to hedge the net investment in and revenues from foreign operations.

	Average Exchange Rate		2006		2005	
			Buy	Sell	Buy	Sell
Currency	2006	2005	$000	$000	$000	$000
United States dollars:						
3 months or less	-	0.7620	-	-	9,186	181,102
Over 3 months to 12 months	-	-	-	-	-	-
Canadian dollars:						
3 months or less	-	0.9358	-	-	183,986	-
Over 3 months to 12 months	-	-	-	-	-	-
UK pounds						
3 months or less	0.4019	-	62	4,976	-	-
Over 3 months to 12 months	-	-	-	-	-	-
New Zealand dollars:						
3 months or less	-	1.0711	-	-	253	758
Over 3 months to 12 months	-	1.0770	-	-	-	2,274
Total			62	4,976	193,425	184,134

(f) Liquidity Risk

Liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

36. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash

For the purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand, deposits at call with financial institutions and other highly liquid investments with short periods to maturity (three months or less) which are readily convertible to known amounts of cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Cash at bank and on hand	59,852	118,144	2,136	15,811
Short-term deposits	38,582	39,001	-	-
Shown as cash and cash equivalents on the balance sheet	98,434	157,145	2,136	15,811
(b) Reconciliation of net profit after income tax to net cash provided by operating activities				
Net profit after income tax	187,617	130,082	74,673	56,220
Adjustments for non-cash income and expense items:				
Depreciation and Amortisation	39,408	35,773	458	252
(Profit)/loss on sale of non current assets	(13,996)	(12,903)	12	(10,044)
Share of net profit/(loss) of associates accounted for using equity method	(4,239)	(1,802)	110	-
Employee benefits - share based payments	12,944	11,373	3,412	932
Financial instruments	2,059	-	-	-
Other	(99)	(767)	-	21
Changes in assets and liabilities				
(Increase)/decrease in accounts receivable	6,606	(53,362)	847	803
(Increase)/decrease in net tax assets	6,965	8,880	9,351	4,155
(Increase)/decrease in inventory	(2,110)	2,188	-	-
(Increase)/decrease in prepayments and other assets	(4,568)	2,830	(1,378)	(360)
(Increase)/decrease in intercompany balances	-	-	(112,890)	(81,365)
Increase/(decrease) in payables & provisions	37,574	35,963	1,853	2,650
Increase/(decrease) in reserves	(22,345)	(11,465)	-	-
Net cash and cash equivalents provided by operating activities	245,816	146,790	(23,552)	(28,736)

(c) Non-Cash transactions

- On 15 November 2005, Computershare acquired 100% of the issued share capital of FinancialBPO for a combination of cash, shares purchased on market and 1,000,000 options (exercisable at $6.15 and valued under the binominal method).

Please refer to note 26 for further details of shares issued.

(d) Acquisition of businesses

In addition to the acquisition of controlled entities as disclosed in note 30, the transfer agent operations of SunTrust Bank Inc and the share ownership management services of National Bank Trust were acquired during the year for a total consideration of $18.0 million.

The amounts of assets and liabilities acquired by major class are:

	2006 $000s
Property, plant and equipment	-
Intangible assets including goodwill on acquisition *	18,043
Provisions	-
Consideration paid and payable	18,043
Less: consideration paid in prior periods /payable in future periods	-
Outflow of cash	18,043

* Intangible asset valuations will be performed within 12 months of acquisition date.

(e) Disposals

During the year Computershare disposed of its Market's Technology for a cash consideration of $13.7 million. Cash and cash equivalents disposed of totalled $0.4 million and net assets disposed amounted to $2.9 million.

37. CONTINGENT LIABILITIES

Contingent liabilities at balance date, not otherwise provided for in these financial statements are categorised as follows:

(a) Guarantees and Indemnities

Guarantees and indemnities of $400,000,000 (30 June 2005: $400,000,000) have been given to the consolidated entity's Australian Bankers by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Investments (UK)(No. 3) Ltd, Computershare Finance Company Pty Ltd, and Computershare US under a Multicurrency Revolving Facility Agreement dated 18 March 2005 (please refer to note 21 for further detail).

Bank guarantees of $520,000 (2005: $520,000) have been given in respect of facilities provided to Computershare Clearing Pty Ltd.

A bank guarantee of $4,025,000 (2005: $105,105) has been given in respect of facilities provided to Computershare Ltd.

A bank guarantee of $500,000 (2005: $500,000) has been given in respect of facilities provided to Sepon Australia Pty Ltd.

A bank guarantee of $257,237 (2005: $199,500) has been given in respect of facilities provided to Computershare Investor Services Pty Ltd.

A bank guarantee of $88,350 (2005: $88,350) has been given in respect of facilities provided to Computershare Document Services Pty Ltd.

Bank guarantees totalling CAD $1,800,000 (2005: CAD $1,800,000) have been given by Computershare Trust Company of Canada and Computershare Investor Services Inc in respect of standby letters of credit for the payment of payroll.

Guarantees of US $4,639,862 (2005: US $2,447,379) have been given by Computershare Investor Services LLC as security for payroll and healthcare administration services in USA.

Guarantees of US $2,760,881 and AUD $497,713 (2005: US $2,340,861 and AUD $497,713) have been given by Computershare Limited as security for bonds in respect of leased premises.

A bank guarantee of HK $398,197 (2005: HK $398,197) has been given by Computershare Hong Kong Investor Services Limited as security for bonds in respect of leased premises.

A bank guarantee of Rand 850,000 (2005: Rand 850,000) has been given by Computershare South Africa (Pty) Ltd as security for bonds in respect of leased premises.

Guarantees and indemnities of US $318,500,000 (2005: 318,500,000) have been given to US Institutional Accredited Investors by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Finance Company Pty Ltd and Computershare Investments (UK)(No. 3) Ltd under a Note and Guarantee Agreement dated 22 March 2005.

(b) Legal and Regulatory Matters

Due to the nature of operations, certain commercial claims and regulatory investigations in the normal course of business have been made against Computershare in various countries. The directors, based on legal advice, are contesting all of these matters. The majority of these claims are covered by insurance. An inherent difficulty in predicting the outcome of such matters exist, but based on current knowledge and consultation with legal counsel, we do not expect any material liability to the Group to eventuate. The status of all claims and regulatory investigations is monitored on an ongoing basis, together with the adequacy of any provisions recorded in the Group's Financial Statements.

(c) Other

As noted in this financial report, the Group is subject to regulatory capital requirements administered by certain US and Canadian banking commissions and by the Financial Services Authority in the UK. These requirements pertain to the trust company charter granted by the commissions and the Financial Services Authority. Failure to meet minimum capital requirements, or other ongoing regulatory requirements, can initiate action by the regulators that, if undertaken, could revoke or suspend the Group's ability to provide trust services to customers in these markets. At all relevant times the Computershare subsidiaries have met all minimum capital requirements. In addition to the capital requirements, a trust company must deposit eligible securities with a custodian. The Group has deposited a certificate of deposit with the Group's custodian in the UK in order to satisfy this requirement.

Computershare Limited (Australia) has issued a letter of warrant to Computershare Custodial Services Ltd. This obligates Computershare Limited (Australia) to maintain combined tier one capital of at least Rand 500,000,000.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries is $4,810,563 (30 June 2005: $2,252,133). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

In consideration of the Australian Securities and Investments Commission agreeing to allow $5,000,000 to form part of the net tangible assets of Computershare Clearing Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Clearing Pty Ltd, a $5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Clearing Pty Ltd. The loan was made pursuant to a deed of subordination dated 7 January 2004.

Computershare Limited (Australia), as the parent company, has undertaken to own, either directly or indirectly, all of the equity interests and guarantee performance of the obligations of Computershare Investor Services LLC, Computershare Trust Company Inc, Georgeson Shareholder Communications Inc, Computershare Trust Company of Canada and Computershare Investor Services Inc with respect to any financial accommodation related to transactional services provided by Harris Trust and Savings Bank, Chicago.

38. CAPITAL EXPENDITURE COMMITMENTS

	Consolidated		Parent entity	
	2006 $000	2005 $000	2006 $000	2005 $000
Less than 1 year:				
Fitout of premises	274	1,100	-	-
Purchase of equipment	267	1,376	-	200
Other	-	1,064	-	-
	541	3,540	-	200

39. SEGMENT INFORMATION

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA); and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus operating activities. Other areas of operation in the region are New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany and South Africa. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Shareholder Relationship Management comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry, financial services and stock markets. Intersegment charges are at normal commercial rates.

Geographical segments are presented as the primary reporting segment of the Group, reflecting the manner in which the Group has been internally managed and financial information reported to the Board in the current financial year.

PRIMARY BASIS - Geographical Segments 2006

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	333,030	318,741	954,376	8,337	1,614,484
Intersegment revenue	5,662	35,217	24,084	(64,963)	-
Total segment revenue	338,692	353,958	978,460	(56,626)	1,614,484
Other income	8,124	12,388	1,083	1,032	22,627
Segment Result					
Profit/(loss) before income tax	80,811	46,267	112,487	2,906	242,471
Income tax expense					(54,854)
Profit after income tax					187,617
Depreciation	8,960	9,661	14,432	-	33,053
Other non-cash expenses	4,227	390	4,526	-	9,143
Liabilities					
Total segment liabilities	75,566	121,354	985,177	38,733	1,220,830
Assets					
Total segment assets	1,073,556	343,965	2,510,755	(1,761,167)	2,167,109
Carrying value of investments in associates included in segment assets	-	11,319	-	-	11,319
Segment assets acquired during the reporting period:					
Property, plant & equipment	15,145	11,836	9,419	-	36,400
Other Non Current Segment Assets	13,100	69,250	20,329	-	102,679
Total	28,245	81,086	29,748	-	139,079

PRIMARY BASIS - Geographical Segments 2005

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	321,849	289,569	457,521	2,891	1,071,830
Intersegment revenue	33,409	14,453	3,856	(51,718)	-
Total segment revenue	355,258	304,022	461,377	(48,827)	1,071,830
Other income	14,703	(7,309)	7,412	3,840	18,646
Segment Result					
Profit/(loss) before income tax	92,194	30,430	15,028	7,961	145,613
Income tax expense					(15,531)
Profit after income tax					130,082
Depreciation	7,144	7,799	13,142	-	28,085
Other non-cash expenses	836	438	6,056	-	7,330
Liabilities					
Total segment liabilities	46,510	108,862	1,079,756	14,535	1,249,663
Assets					
Total segment assets	1,059,875	323,258	2,512,955	(1,854,827)	2,041,261
Carrying value of investments in associates included in segment assets	-	6,402	-	-	6,402
Segment assets acquired during the reporting period:					
Property, plant & equipment	13,779	12,007	12,275	-	38,061
Other Non Current Segment Assets	7,896	15,599	688,243	-	711,738
Total	21,675	27,606	700,518	-	749,799

SECONDARY BASIS - Business Segments 2006

Major business segments	Shareholder Relationship Management Services	Corporate Services	Document Services	Investor Services	Plan Services	Technology Services	Unallocated	Consolidated Total
	$000	$000	$000	$000	$000	$000	$000	$000
Revenue								
External revenue	116,144	2,264	84,562	1,257,092	111,647	34,438	8,337	1,614,484
Intersegment revenue	10,875	49,995	154,462	20,319	1,076	131,964	(368,691)	-
Total segment revenue	127,019	52,259	239,024	1,277,411	112,723	166,402	(360,354)	1,614,484
Other income	706	1,752	74	7,620	555	10,888	1,032	22,627
Segment Result								
Profit/(loss) before income tax	17,082	(4,324)	13,085	177,122	20,753	19,789	(1,036)	242,471
Income tax expense								(54,854)
Profit after income tax								187,617
Depreciation	1,305	922	5,854	11,857	190	12,925	-	33,053
Other non-cash expenses	843	3,693	1,065	3,473	111	58	-	9,143
Liabilities								
Total segment liabilities	42,956	732,139	20,337	346,212	57,011	16,299	5,876	1,220,830
Assets								
Total segment assets	203,134	1,785,807	99,469	1,665,442	149,455	28,847		2,167,109
Carrying value of investments in associates included in segment assets	-	11,319	-	-	-	-	-	11,319
Segment assets acquired during the reporting period:								
Property, plant & equipment	1,400	2,621	10,921	10,260	7	11,191	-	36,400
Other Non Current Segment Assets	-	-	3,510	99,169	-	-	-	102,679
Total	1,400	2,621	14,431	109,429	7	11,191	-	139,079

SECONDARY BASIS - Business Segments 2005

Major business segments	Shareholder Relationship Management Services $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	95,577	27,642	60,038	748,030	93,967	43,686	2,890	1,071,830
Intersegment revenue	7,915	92,980	79,037	12,923	2,041	106,749	(301,645)	-
Total segment revenue	103,492	120,622	139,075	760,953	96,008	150,435	(298,755)	1,071,830
Other income	1,071	14,361	524	(22)	8	(1,136)	3,840	18,646
Segment Result								
Profit/(loss) before income tax	19,272	2,364	20,029	67,368	12,787	14,909	8,884	145,613
Income tax expense								(15,531)
Profit after income tax								130,082
Depreciation	941	765	3,625	10,477	853	11,424	-	28,085
Other non-cash expenses	14	318	1,121	5,523	234	120	-	7,330
Liabilities								
Total segment liabilities	31,177	697,429	9,968	426,036	58,801	17,839	8,413	1,249,663
Assets								
Total segment assets	169,703	1,851,440	62,905	1,643,607	117,459	64,271		2,041,261
Carrying value of investments in associates included in segment assets	-	6,402	-	-	-	-	-	6,402
Segment assets acquired during the reporting period:								
Investments	1,596	1,046	9,462	13,773	1,312	10,872	-	38,061
Property, plant & equipment	1,949	-	8,752	701,038	-	-	-	711,738
Total	3,544	1,046	18,214	714,811	1,312	10,872	-	749,799

Segment information is prepared in conformity with the accounting policies of the entity as disclosed below and Accounting Standard, AASB 114 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. Corporate segment assets also include financial assets. Segment liabilities consist primarily of trade and other payables, employee entitlements and other provisions. Corporate segment liabilities also include borrowings

40. ASSOCIATED ENTITIES

Details of interests in associated entities are as follows:

Name	Principal Activities	Place of Incorporation	Ownership Interest 2006 $000	Ownership Interest 2005 $000	Balance Date	Consolidated Carrying amount 2006 $000	Consolidated Carrying amount 2005 $000
Equity accounted							
Chelmer Limited	Computer Technology Services	New Zealand	50%	50%	30 June	-	-
The National Registry Company	Investor Services	Russia	45%	45%	31 December	11,319	6,402
Total investments in associated entities						11,319	6,402

Voting power is in accordance with the ownership interest held.

From 1 July 2004 to 25 April 2005, the Computershare Group ceased control of GSC Proxitalia S.p.A. and its subsidiaries. Accordingly these entities have been included as associated entities for this period. Profit/(loss) made by these entities for this period have been included in the table below. On 26 April 2005 Computershare acquired the remaining 54% of GSC Proxitalia S.p.A. and its subsidiaries. From this date onward, the result and balance sheet of those entities have been consolidated by the Computershare Group.

	2006 $000	2005 $000
Share of associates' results		
Profit/(loss) before income tax	5,437	1,445
Income tax expense	(935)	(84)
Profit/(loss) after tax	4,502	1,361
Amortisation	-	441
Share of net result of associates	4,502	1,802
Less dividends received	-	-
Retained profits at the beginning of the financial year	3,951	1,441
Effect of becoming associates	-	573
Effect of associates becoming subsidiary undertakings	-	135
Retained profits at the end of the financial year	8,453	3,951
Share of associates' reserves		
Foreign currency translation reserve	-	-
Balance at the beginning of the financial year	(162)	275
Share of translation of overseas associates	415	(436)
Effect of associates becoming subsidiary undertakings	-	-
Balance at the end of the financial year	253	(162)
Movements in carrying value of investments in associates		
Carrying amount at the beginning of the financial year	6,402	4,330
Investments acquired during the year	-	-
Share of net result after income tax	4,502	1,361
Less dividends received	-	-
Amortisation	-	441
Share of movement in reserves during the financial year	415	(436)
Effect of becoming associates	-	573
Effect of investments ceasing to be classified as associates during the financial year	-	135
Carrying amount at the end of the financial year	11,319	6,402
Share of associates' capital expenditure commitments		
Lease commitments	-	455

Share of associates contingent liabilities

There are no material contingent liabilities in respect of associates at balance date.

41. JOINT VENTURES

Details of interests in joint ventures are as follows:

Name	Principal Activities	Place of Incorporation	Ownership Interest 2006 $000	Ownership Interest 2005 $000	Consolidated Carrying amount 2006 $000	Consolidated Carrying amount 2005 $000
Japan Shareholder Services	Investor services	Japan	50%	-	715	-

	Consolidated 2006 $000	Consolidated 2005 $000
Retained profits attributable to the joint venture		
At the beginning of the financial year	-	-
At the end of the financial year	(220)	-
Foreign currency translation reserve attributable to the joint venture		
At the beginning of the financial year	-	-
At the end of the financial year	-	-
Movement in carrying amount of investment in joint venture		
Carrying amount at the beginning of the financial year	-	-
Investments acquired during the year	825	-
Share of net result of joint ventures after income tax	(110)	-
Amortisation of goodwill	-	-
Share of movement in reserves during the financial year	-	-
Effect of investment ceasing to be a joint venture during the financial year	-	-
Carrying amount at the end of the financial year	715	-
Share of joint venture assets and liabilities are nil for both the years ended 30 June 2005 and 30 June 2006	-	-
Share of joint venture revenues, expenses and results		
Revenues	(220)	-
Expenses	-	-
Profit/(loss) before related income tax	(220)	-

Share of joint venture capital expenditure commitments

There are no material capital expenditure commitments in respect of joint ventures at balance date.

Share of joint venture contingent liabilities

There are no material contingent liabilities in respect of joint ventures at balance date.

42. INTERESTS IN EQUITY

	Members of the Parent entity		Outside Equity Interests	
	2006	2005	2006	2005
	$000	$000	$000	$000
Interest in the equity of the consolidated entity:				
Contributed equity - ordinary shares	586,216	580,762	6,712	6,711
Reserves	2,204	(33,400)	(3,779)	(3,626)
Retained profits	348,993	238,071	5,933	3,080
Total interest in equity	937,413	785,433	8,866	6,165

43. EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Adoption of International Financial Reporting Standards

As at 1 July 2005, Computershare have complied with the Australian equivalents of International Financial Reporting Standards (AIFRS) in accordance with the accounting policies set out in Note 1. The below tables reconcile our previously reported net profit for the 12 months ended 30 June 2005 and total equity as at 1 July 2004 and 30 June 2005 under previous AGAAP rules to that now reported under AIFRS.

The 30 June 2006 results are reported in accordance with the accounting policies set out in Note 1 and are not included in the below reconciliations or commentary.

It is important to note, that whilst the adoption of AIFRS has changed the Group's reported results, this does not represent a change in the strength of the underlying business nor in the cash flows generated. Accordingly, there is no change to the cash flow statement upon transition to AIFRS requirements.

Reconciliation of net profit as presented under AGAAP to that under AIFRS for the year ended 30 June 2005

		Consolidated	Parent
		12 months to 30 June 2005	12 months to 30 June 2005
	Note	$000	$000
Net profit after tax and outside equity interests as reported under AGAAP		101,462	56,775
Amortisation of goodwill	A	41,706	-
Amortisation of intangible assets	B	(514)	-
Derecognition of restructuring provisions	C	(13,523)	-
Pre 1 July 2004 business combination transitional adjustments	C	8,129	-
Share based payment expense	D	(9,971)	(932)
Assets held for sale	E	(125)	(125)
Tax effect of lower recognition hurdles	I	(1,033)	-
Other	J	(740)	502
Net profit after tax and outside equity interests under AIFRS		125,391	56,220

The above reconciliation of net profit should be read in conjunction with the accompanying notes.

Reconciliation of equity as presented under AGAAP to that under AIFRS at date of transition: 1 July 2004 and at the end of the last reporting date 30 June 2005

	Note	Consolidated		Parent	
		30 June 2005**	1 July 2004*	30 June 2005**	1 July 2004*
		$000	$000	$000	$000
Total equity under AGAAP		755,147	604,867	635,314	507,582
Adjustments to retained earnings (net of tax)					
Write back of goodwill amortisation	A	41,706	-	-	-
Amortisation of intangible assets	B	(514)	-	-	-
Derecognition of restructuring provisions	C	(13,523)	-	-	-
Pre 1 July 2004 business combination transitional adjustments	C	8,129	-	-	-
Recognition of share based payment expense	D	(11,065)	(1,094)	(1,252)	(320)
Write back on held for sale assets	E	-	125	-	125
Tax effect of lower recognition hurdles	I	77	1,110	-	-
Other	J	(2,342)	(2,365)	-	(501)
Adjustments to other reserves (net of tax)					
Foreign currency translation reserve	G	(435)	-	-	-
Equity related contingent consideration	C	2,816	-	-	-
Recognition of share based payment reserve	D	11,602	1,193	11,212	1,171
Total equity under AIFRS		791,598	603,836	645,274	508,057

* These columns represent the adjustments as at the date of transition to AIFRS

** These columns represent the cumulative adjustments as at the date of transition to AIFRS and those for the full year ended 30 June 2005.

The above reconciliation of equity should be read in conjunction with the accompanying notes.

Explanation of key differences in accounting policy which have arisen upon the adoption of AIFRS

In reading the below commentary on the transition to AIFRS, reference should be made to Note 1 for a detailed explanation of the accounting policies as adopted under the AIFRS accounting standards.

A. Annual impairment testing of goodwill

> Goodwill amortisation expensed in 2005 in the financial results of the consolidated Group under AGAAP requirements has been reversed in full under AIFRS. This results in a $41.7 million increase in the Group's reported profits.

> Computershare has elected to adopt the option to "grandfather" all pre-1 July 2004 acquisitions, as permitted under AASB 1, First Time Adoption of AIFRS. This means that the carrying value of goodwill as at 1 July 2004 has not been adjusted upon the adoption of AIFRS.

> Impairment testing of goodwill has been completed annually since 1 July 2004. Based on the impairment testing completed and sensitivity analysis performed to date, no impairment has been recognised at 30 June 2005.

> In certain regions within the Group, goodwill amortisation is tax deductible. The reversal of amortisation expense for accounting has resulted in an additional deferred tax liability of $2.3 million as at 30 June 2005 being recognised.

B. Acquired intangible assets

- The process to separately value and recognise intangible assets which were previously subsumed in goodwill has been completed for all material acquisitions to 30 June 2005 other than Pacific Corporate Trust Company (PCTC) and EquiServe (refer below).
- Intangible assets with an original cost of $6.0 million have been reclassified from goodwill to intangible assets at 30 June 2005. To date these include contractual customer relationships and proprietary software.
- The total cumulative amortisation expense from the date of acquisition to 30 June 2005 is $0.5 million.
- Regulatory approval for the acquisition of the PCTC and EquiServe Inc. was received on 14 June 2005 and 17 June 2005 respectively. The valuation of the intangible assets was finalised during the year ended 30 June 2006. Accordingly, the above balance sheet reclassification and amortisation charge as at 30 June 2005 do not include any impact of these acquisitions. The impact on the Group's results would have been a decrease in goodwill and an increase in intangible assets reported in the balance sheet of $2.3 million for PCTC and $NIL for EquiServe. An amortisation expense for intangible assets identified for the period since acquisition has been recorded in the results to 30 June 2006. Due to the proximity of the acquisition to year end, no amortisation charge has been reflected in the comparative information.

C. Business combinations

Restructuring provisions

- All restructuring provisions arising as a result of a post 1 July 2004 business combination which were not a commitment of the acquiree have been recorded as an expense in the income statement.
- This resulted in a decrease of $13.5 million in the original cost of goodwill and a decrease in net profit after tax of approximately $13.5 million.

Grandfathered acquisitions

- Computershare has elected to adopt the option to grandfather all pre 1 July 2004 acquisitions as permitted under AASB 1. The impact is an increase in net profit after tax of $8.1 million for the 12 months ended 30 June 2005 with a corresponding increase in equity.
- The reduction in goodwill related to the above adjustments was $7.5 million at 30 June 2005.

Deferred consideration

- Contingent consideration of $2.8 million has been reclassified from deferred consideration to an equity reserve account given that if certain targets are met, the consideration is payable through the delivery of shares.

D. Share based payments

- Equity based compensation in the form of shares has been recognised as an expense in the period during which the employee provides related services. The impact of this change is a decrease in consolidated net profit after tax of $10.0 million in the income statement and $0.9 million in the parent entity.
- Consolidated opening retained earnings have decreased by $1.1 million representing the cumulative impact of applying the new accounting standard to share based payments ($0.3 million in the parent entity). An increase of $10.4 million to 30 June 2005 has been recorded in share based payments reserve representing the cumulative movement in the share based payments expense of $11.6 million plus the deferred tax adjustment deferred in equity rather than reported in current income tax expense.

E. Non current assets held for sale

- Properties valued at $8.0 million met the held for sale criteria as at 30 June 2005. These properties have been separately identified as held for sale asset in the balance sheet.
- As at 30 June 2004 two properties owned by the Parent were considered to be held for sale requiring separate identification in the AIFRS balance sheet. Both properties were sold in the financial year ended 30 June 2005. The depreciation expense associated with these assets has been reversed. The impact is a decrease in the current year depreciation expense of $22,000 and an increase in opening retained earnings of $0.1 million (representing depreciation expense recognised on these assets in the financial year ended 30 June 2004). As a result the carrying value of the assets subsequently sold increased from $2.4 million to $2.6 million, reducing the gain on sale reported in 30 June 2005 by $0.2 million.
- Under AGAAP gross proceeds from the sale of assets were recognised as revenue and the carrying amount of the asset sold is recognised as an expense. Under AIFRS the net profit on sale of assets is recognised as income. The impact of this is a reclassification of $26.9 million in the income statement for the 12 months ended 30 June 2005 from expenses to other income. The net impact on profit after tax is $nil.

F. Impairment testing of fixed assets

> Similar to goodwill, the carrying value of fixed assets is subject to impairment testing under AIFRS. Impairment testing is only required when an impairment indicator is triggered. Impairment testing of fixed assets has been reviewed at 30 June 2004 and no impairment indicators were identified as triggered during the year ended 30 June 2005.

G. Foreign Currency Translation Reserve

> AASB 1 allows first time adopters to deem all cumulative translation differences for all foreign operations to be zero at the date of transition to AIFRS. The application of this exemption would mean that the gain or loss on a subsequent disposal of any foreign operation would exclude translation differences that arose before the date of transition to AIFRS.

> Computershare has elected not to apply the above exemption available within AASB 1 and as a result no adjustment has been made upon transition to AFIRS.

> A decrease to the foreign currency translation reserve of $0.4 million as at 30 June 2005 has been recorded as a result of AIFRS transition entries which have been posted in Computershare subsidiaries in local currency.

H. Defined benefit superannuation funds

> The impact of the transitional adjustments under AIFRS relating to defined benefit superannuation funds both individually and cumulatively are immaterial to the Group therefore no adjustments have been recorded.

I. Deferred tax assets & liabilities

> Under AIFRS the recognition hurdle for deferred tax assets has been lowered from "virtual certainty" to "probable". The financial impact of the lower recognition hurdle under AIFRS is a cumulative deferred tax asset of $1.0 million as at 30 June 2005.

> The deferred tax effect of other AIFRS transitional accounting adjustments are reflected in the 30 June 2005 AIFRS balance sheets and income statements and have been included under each relevant note within this narrative.

J. Other

> An adjustment to bring the groups operating lease expense on a straight line basis over the term of the lease has been made. This resulted in a decrease to opening retained earnings of $0.5 million and an equal increase to other non current liabilities. This provision was increased during the 30 June 2005 financial year by $0.3 million.

> As a result of the write back of goodwill amortisation expense relating to associates, additional profit was attributed to minority interests $0.8 million for the 12 months to 30 June 2005.

> Other also includes smaller adjustments arising from a change in timing associated with the recognition of non-recurring transactions within the Group which result in net profit of $0.3 million for the 12 months ended 30 June 2005. There is a related decrease in opening retained earnings of $1.8 million and an increase in other non current liabilities of $2.1 million.

K. Financial Instruments – disclosure and presentation

> As permitted under the transitional accounting standards, Computershare has elected to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 onwards. This allows the Group to continue to apply current accounting standards to the 30 June 2005 financial statements.

> Accordingly, no adjustments in respect of financial instruments are included in the quantitative disclosures provided above.

> On 1 July 2005 there was a decrease to retained earnings of $0.1 million and an increase to equity reserves of $6.0 million.

In the directors' opinion:

(a) the financial statements and notes set out on pages 38 to 104 are in accordance with the *Corporations Act 2001*, including:

(i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(c) the remuneration disclosures set out on pages 25 to 35 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 30 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 30.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

A.S. MURDOCH
Chairman

C. J. MORRIS
Director

15 September 2006

STATEMENT TO THE BOARD OF DIRECTORS OF COMPUTERSHARE LIMITED

The Chief Executive Officer and Chief Financial Officer state that:

(a) with regard to the integrity of the financial statements of Computershare Limited and its controlled entities (the Group) for the year ended 30 June 2006:

(i) the financial statements and notes thereto comply with Accounting Standards in all material respects;

(ii) the financial statements and notes thereto give a true and fair view, in all material respects of the financial position and performance of the company and consolidated entity;

(iii) in our opinion, the financial statements and notes thereto are in accordance with the *Corporations Act 2001*; and

(iv) in our opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due payable.

(b) with regard to the Group's risk management and internal compliance and control systems for the year ended 30 June 2006:

(i) the statements made in (a) above regarding the integrity of the financial statements and notes thereto is founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the Board;

(ii) the risk management and internal compliance and control systems to the extent they relate to financial reporting are operating effectively and efficiently, in all material respects, based on the risk management model adopted by the company; and

(iii) nothing has come to our attention since 30 June 2006 that would indicate any material change to the statements in (i) and (ii) above.

C.J. MORRIS
Chief Executive Officer

T.F. HONAN
Chief Financial Officer

15 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc com/au
Telephone +61 3 8603 1000
Facsimile + 61 3 8603 1999

Independent audit report to the members of Computershare Limited

Audit opinion

In our opinion:

1. the financial report of Computershare Limited:

   › gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Computershare Limited and the Computershare Limited Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and

   › is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the audited remuneration disclosures that are contained on pages 26 to 34 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Computershare Limited and the Computershare Limited Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 25 to 35 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

JOHN YEOMAN
Partner

Melbourne
15 September 2006

This section contains additional information required by the Australian Stock Exchange Limited listing rules not disclosed elsewhere in this report.

SHAREHOLDINGS

Substantial Shareholders

The following information is extracted from the Company's Register of Substantial Shareholders.

Name	Date of notice to Company	Number of ordinary shares
Fidelity Management Research Company & Fidelity International Limited	15 August 2006	81,954,099
Christopher John Morris	8 September 2005	55,875,427
Anthony Norman Wales (Welas Pty Ltd)	18 August 2005	32,092,384

Class of shares and voting rights

At 25 August 2006 there were 25,977 holders of ordinary shares in the Company. The voting rights attaching to the ordinary shares, set out in clause 50 of the Company's Constitution, are:

"(a) every member may vote

(b) on a show of hands every member has one vote, and

(c) on a poll every member has:

(i) for each fully paid share held by the member, one vote; and

(ii) for each partly paid share held by the member, a fraction of a vote equivalent to the proportion that the amount paid up bears to the total issue price of the share."

At 25 August 2006 there were 1,374,500 options over ordinary shares issued to eligible employees at the absolute discretion of the Board. The options are generally exercisable 3 years after the date granted or earlier in the case of the employee's death or retirement.

Distribution of shareholders of shares as at 25 August 2006

Size of holding	Ordinary shareholders
1 - 1,000	8,526
1,001 - 5,000	12,500
5,001 - 10,000	2,799
10,001 and over	2,152
Total shareholders	25,977

There were 139 shareholders holding less than a marketable parcel of 66 ordinary shares at 25 August 2006.

TWENTY LARGEST SHAREHOLDERS OF ORDINARY SHARES AS AT 25 AUGUST 2006

	Ordinary shares	
	Number	%
J.P. Morgan Nominees Australia	94,041,565	15.69
National Nominees Limited	60,367,468	10.07
Finico Pty Limited (Christopher John Morris)	55,875,427	9.32
Westpac Custodian Nominees	42,530,841	7.10
Welas Pty Limited (Anthony Norman Wales)	32,092,384	5.36
Westside Investments Inc	29,605,000	4.94
HSBC Custody Nominees Limited	23,022,455	3.84
P. J. Maclagan	16,250,176	2.71
ANZ Nominees Limited	12,113,912	2.02
Cogent Nominees Pty Ltd	10,372,686	1.73
Citicorp Nominees Pty Ltd	10,151,444	1.69
Australian Foundation Investment Company Limited	8,156,355	1.36
Queensland Investment Corporation	7,446,768	1.24
AMP Life Limited	6,832,557	1.14
Computershare Clearing Pty Ltd	5,789,500	0.97
RBC Global Services Australia Nominees Pty Limited	4,856,899	0.81
Suncorp Custodian Services Pty Ltd	4,347,573	0.73
M.J. O'Halloran	4,200,000	0.70
ARGO Investments Limited	4,011,166	0.67
Victorian Workcover Authority	3,423,708	0.57
Total	435,487,884	72.66


Bristol
Madrid
Rome
Hyderabad
Johannesburg
Singapore
Tokyo
Hong Kong
Perth
Adelaide
Melbourne
Sydney
Brisbane
Auckland
Calgary, AB
Vancouver, BC
Golden, CO
San Francisco, CA
Plano, TX
The Woodlands, TX
Winnipeg, MB
Richmond Hill, ON
Toronto, ON
Montreal, QC
Halifax, NS
Canton, MA
Shelton, CT
New York, NY
Atlanta, GA
Cleveland, OH
Chicago, IL
Burr Ridge, IL

OFFICE LOCATIONS NOT LISTED ON MAP:

Additional New York area locations
Edison, NJ
Hauppauge, NY
Jersey City, NJ
East Rutherford, NJ

Germany
Hamburg
Ratingen
Schwabhausen
Ursensollen

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents. For more information, visit www.computershare.com

DIRECTORS

Alexander Stuart Murdoch (Chairman)

Christopher John Morris
(Chief Executive Officer)

Philip Daniel DeFeo

William E Ford

Dr Markus Kerber

Simon David Jones

Penelope Jane Maclagan

Anthony Norman Wales

COMPANY SECRETARIES

Paul Xavier Tobin

Dominic Matthew Horsley

REGISTERED OFFICE

Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

STOCK EXCHANGE LISTING

Australian Stock Exchange Limited

SOLICITORS

Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne VIC 3000

AUDITORS

PricewaterhouseCoopers
Freshwater Place
2 Southbank Boulevard
Southbank VIC 3006

SHARE REGISTRY

Computershare Investor
Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

PO Box 103
Abbotsford VIC 3067

Telephone 1300 307 613
(within Australia)

+61 3 9415 4222

Facsimile +61 3 9473 2500

INVESTOR RELATIONS

Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Telephone + 61 3 9415 5000
Facsimile + 61 3 9473 2434

Email
investor.relations@computershare.com.au

Website www.computershare.com

BANKERS

National Australia Bank Limited
500 Bourke Street
Melbourne VIC 3000

Australia and New Zealand Banking
Group Limited
530 Collins Street
Melbourne VIC 3000

The Royal Bank of Scotland Plc
Corporate and Institutional Banking
135 Bishopsgate
London EC2M 3UR
United Kingdom

Designed and procured by Computershare Document Services Limited

Melbourne
21 Wirraway Drive
Port Melbourne VIC 3207
Telephone +61 3 9415 5000

Computershare

www.computershare.com



COMPUTERSHARE NOTICE OF ANNUAL GENERAL MEETING

The 2006 Annual General Meeting of Computershare Limited (ABN 71 005 485 825)

Location: Conference Centre
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067

Date: Wednesday, 15 November 2006

Time: 10.00am

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

NOTICE OF ANNUAL GENERAL MEETING

The 2006 Annual General Meeting **(AGM)** of Computershare Limited (ABN 71 005 485 825) **(Company)** will be held on Wednesday, 15 November 2006 commencing at 10:00am at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067.

BUSINESS

1. Chairman's Address and Presentation by the Chief Executive Officer

2. Financial Statements and Reports

Consideration of the annual Financial Report, Directors' Report, and Auditor's Report for the year ended 30 June 2006.

Note: The auditor of the Company or their representative will be available to receive questions relevant to:

(a) the conduct of the audit;

(b) the preparation and content of the Auditor's Report;

(c) the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d) the independence of the auditor in relation to the conduct of the audit.

A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if:

(a) the question is relevant to:

(i) the content of the Auditor's Report to be considered at the AGM; or

(ii) the conduct of the audit of the annual Financial Report to be considered at the AGM; and

(b) the shareholder gives the question to the Company no later than the fifth business day before the day on which the AGM is held (ie, by Wednesday, 8 November 2006).

3. Remuneration Report

To consider and if thought fit pass the following resolution:

"That the remuneration report for the year ended 30 June 2006 be adopted."

Note: The vote on this resolution is advisory only and does not bind the Company or its directors.

4. Re-election of Directors

To re-elect the following directors of the Company:

(a) Ms P J Maclagan;

(b) Mr W E Ford; and

(c) Mr S Jones.

5. Other Business

To transact any other business that may be legally brought forward.

By Order of the Board



D M Horsley

Company Secretary
Melbourne, Australia
29 September 2006

Important Information: It is important that you read the Explanatory Notes attached to this Notice of the AGM. They form part of this notice and contain information you need to know, including information regarding your right to appoint a proxy to attend the AGM.

EXPLANATORY NOTES

These Explanatory Notes are included in and form part of the Notice of the AGM dated 29 September 2006

1. Financial Statements and Reports

1.1 The Australian *Corporations Act 2001* requires the Directors' Report, Financial Report and the Auditor's Report to be received and considered at the meeting.

1.2 The Corporations Act does not require shareholders to vote on the reports. However, shareholders attending the AGM will be given a reasonable opportunity:

(a) to ask questions about or make comments on the management of the Company; and

(b) if the Company's auditor or their representative is at the meeting, to ask the auditor or the auditor's representative questions relevant to:

(i) the conduct of the audit;

(ii) the preparation and content of the Auditor's Report;

(iii) the accounting policies adopted by the Company in relation to the preparation of financial statements; and

(iv) the independence of the auditor in relation to the conduct of the audit.

1.3 A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if the question is relevant to:

(a) the content of the Auditor's Report to be considered at the AGM; or

(b) the conduct of the audit of the annual Financial Report to be considered at the AGM.

1.4 A question may be submitted by giving the question to the Company no later than the fifth business day before the day on which the AGM is held (ie, by Wednesday, 8 November 2006), which the Company will then pass on to the auditor. The Company will allow a reasonable opportunity for the auditor or their representative to answer the written questions submitted to the auditor.

1.5 Copies of a list prepared by the auditor of shareholder questions that the Company has passed on to the auditor and that the auditor considers relevant to the matters specified in paragraph 1.3(a) or (b) above, will be reasonably available to shareholders attending the AGM.

2. Remuneration Report

2.1 The Directors' Report for the year ended 30 June 2006 contains a Remuneration Report which sets out the policy for the remuneration of the directors and certain group executives of the Company and its controlled entities.

2.2 The Corporations Act requires that a resolution be put to the vote that the Remuneration Report be adopted.

2.3 The Corporations Act expressly provides that the vote is advisory only and does not bind the directors or the Company.

2.4 Shareholders attending the AGM will be given a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

3. Re-election of Directors

3.1 **Ms P J Maclagan and Mr W E Ford**

Reasons for retirement and presentation for re-election

Under clause 66 of the Company's constitution (**Constitution**), at the close of each AGM a number of directors must retire from office, being the number:

(a) determined by the directors;

(b) required for compliance with the ASX Listing Rules; or

(c) two,

whichever is the greatest.

The directors to retire by rotation at an annual general meeting are those directors who have been longest in office since their last election.

Under clause 83.6 of the Constitution:

(a) a director must retire from office at the conclusion of the third annual general meeting after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office; and

(b) the managing director is not subject to retirement by rotation and is not taken into account in determining the rotation of retirement of directors. Any other executive directors are subject to retirement by rotation.

A retiring director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

Under ASX Listing Rule 14.4, a director must not hold office past the third annual general meeting following the director's appointment or three years, whichever is longer. This rule does not apply to the managing director.

Ms P J Maclagan must retire by rotation in accordance with the Constitution and, being eligible, presents herself for re-election.

Mr W E Ford must retire by rotation in accordance with the Constitution and, being eligible, presents himself for re-election.

Professional experience

Set out below are summaries of Ms Maclagan's and Mr Ford's professional backgrounds.

Name: **Penelope Jane Maclagan** BSc (Hons), DipEd
Position: Executive Director
Age: 54
Independent: No

Penny Maclagan joined Computershare in 1983 and was appointed to the Board as an executive director in May 1995.

Penny has previously served in the role as Managing Director of Computershare Technology Services and has been instrumental in planning, developing and executing technological innovation across the world in support of the Group's global strategy. For the past year Penny has had executive management responsibility for Computershare Investor Services-Boston in the United States (formerly Equiserve Inc.).

Throughout her career with Computershare, Penny has been involved with all aspects of technology support and development. Her detailed understanding of Computershare's proprietary technology and of the global securities industry and processing infrastructure has contributed greatly to the establishment of Computershare's competitive advantage in the global marketplace.

Penny is a member of the Nomination Committee and is currently based in Boston.

Name: **William E. Ford** MBA (Stanford, USA), BA Economics (Amherst College, USA)
Position: Non Executive Director
Age: 45
Independent: Yes

Bill Ford joined the Board in January 2003 as a non executive director.

Bill is President and a Managing Director of General Atlantic LLC, a global private equity firm that provides capital for growth companies driven by information technology or intellectual property.

Bill brings an extensive understanding of the financial markets and has specific expertise in the finance and consumer sectors. He works closely with several General Atlantic portfolio companies and is director of NYSE Group, Inc. and NYMEX Holdings, Inc.

Prior to joining General Atlantic, Bill worked at Morgan Stanley & Co. as an investment banker.

Bill, who is based in New York, is Chairman of the Acquisitions Committee and is a member of the Nomination Committee.

3.2 Mr S Jones

Reasons for retirement and presentation for re-election

Under clause 65 of the Constitution, the directors may appoint any person as a director to fill a casual vacancy or as an addition to the existing directors. A director appointed under this clause, unless appointed as an executive director and not subject to retirement in accordance with the ASX Listing Rules, will hold office until the end of the next annual general meeting of the Company, at which the director may be re-elected but will not be taken into account in determining the directors who must retire by rotation.

Mr S Jones was appointed by the directors as an additional director on 10 November 2005 and holds office until the end of this AGM and, being eligible, presents himself for re-election.

Professional experience

Set out below is a summary of Mr S Jones' professional background.

Name: **Simon Jones** M.A.(Oxon), A.C.A.
Position: Non Executive Director
Age: 50
Independent: Yes

Simon Jones was appointed to the Board on 10 November 2005 as a non executive director.

Simon is a qualified chartered accountant and is a principal of Canterbury Partners, a corporate advisory firm based in Melbourne. Simon has extensive corporate experience having previously held the positions of Managing Director - Victoria at N M Rothschild & Son and Managing Partner - Audit and Business Advisory Arthur Andersen. He is currently a director of Melbourne IT Limited and Chairman of the Advisory board of MAB Limited.

Simon is Chairman of the Risk and Audit Committee and is a member of the Acquisitions Committee and of the Nomination Committee. He is based in Melbourne.

3.3 Recommendation

The Board unanimously supports the re-election of Ms Maclagan, Mr Ford and Mr Jones.

INFORMATION FOR SHAREHOLDERS

4. Voting and Proxy Votes

Right to appoint a proxy

4.1. A shareholder entitled to attend and vote at the AGM has the right to appoint:

(a) a proxy; or

(b) if the shareholder is entitled to cast two or more votes, two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the shareholder's votes. If the shareholder appoints two proxies, neither proxy may vote on a show of hands.

4.2 Shareholders who do not plan to attend the AGM are encouraged to complete and return a proxy form, or to register their votes electronically (see below). Shareholders may withdraw their proxy, and attend and vote at the AGM, even if they have sent a proxy form to the Company.

How to appoint a proxy

4.3. A shareholder may appoint a proxy by :

(a) using the form provided with this Notice of AGM; or

(b) the electronic medium available at the Company's website http://www.computershare.com/au/proxy/cpu. Shareholders who use this medium will be taken to have signed or authenticated their proxy form if it is submitted in accordance with the instructions given on the website.

No proxy qualifications

4.4. A proxy:

(a) need not be a shareholder of the Company; and

(b) may be an individual or a body corporate.

Directing a proxy's vote

4.5 A shareholder may direct their proxy how to vote by placing a mark in one of the boxes opposite each item of business on the proxy form. All of the shareholder's securities will be voted in accordance with such direction unless the shareholder indicates that their proxy is:

(a) to vote only a portion of their votes on any item; or

(b) to cast their votes in different ways on any item,

by inserting the percentage or number of securities in the appropriate box or boxes.

4.6 If a shareholder does not mark any of the boxes on a given item, the proxy may vote as the proxy chooses. If the shareholder does not direct all of their votes on any item, the proxy may vote as the proxy chooses in respect of the undirected votes. If the shareholder directs the proxy to cast their votes in different ways on any item, the proxy must not vote on a show of hands in respect of that item.

4.7 If a shareholder marks more than one box on an item, their vote on that item will be invalid. If a shareholder inserts percentages or number of shares in boxes on any item that in total exceed 100% or exceed the number of shares that the shareholder holds as at the voting entitlement time, the shareholder's vote on that item will be invalid, unless the shareholder has inserted a number of shares in one box only on an item which exceeds the number of shares that they hold at that time, in which case it will be taken to be valid for the shares held at that time.

4.8 The Company's Chairman, Mr Murdoch, will chair the AGM and intends to vote all undirected proxies in favour of all of the resolutions. Similarly, all directors will vote undirected proxies in favour of all of the resolutions. If you wish to appoint the Chairman or another director as your proxy and you do not wish to direct them how to vote, please tick the appropriate box on the form.

Signing the proxy form

4.9 If the shareholder is:

(a) an individual - the proxy form must be signed or otherwise authenticated by the shareholder or the shareholder's attorney; and

(b) a corporation - the proxy form must be signed or otherwise authenticated in accordance with the Corporations Act or under the hand of an attorney.

4.10 Where two or more persons are registered as a shareholder, each person must sign or authenticate the proxy form.

4.11 If the proxy form is completed by an individual or a corporation under a power of attorney, that power of attorney must be provided to the Company with the completed proxy form, unless the Company has previously noted that power of attorney.

Lodging the proxy form

4.12 To be effective, the proxy form, together with any authority under which the proxy form was signed that has not already been provided to the Company, must be received by the Company's share registry at its registered office at 452 Johnston Street Abbotsford, Victoria 3067 Australia by no later than 10:00am (Melbourne time) on Monday, 13 November 2006. A shareholder who wishes to appoint their proxy electronically through the Company's website (http://www.computershare.com/au/proxy/cpu) must do so by no later than 10:00am (Melbourne time) on Monday, 13 November 2006.

4.13 Proxies, together with any authority under which they were signed that has not already been provided to the Company, may also be lodged by facsimile if received by no later than 10:00am (Melbourne time) on Monday, 13 November 2006. The facsimile number for this purpose is **+61 3 9473 2555**.

Electronic voting

4.14 For the first time, electronic voting will be used at this year's AGM and as the facility is available, the Chairman intends to call a poll, by electronic means, on each resolution.

Share register

4.15 The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that for the purposes of the AGM (including voting), shares will be taken to be held by those persons recorded in the Company's register as at 7:00pm (Melbourne time) on Monday, 13 November 2006.

5. Corporate Representatives

5.1 Corporate shareholders and corporate proxies may appoint a representative in accordance with the Corporations Act.

5.2 The Company will require a certificate appointing the corporate representative. A form of certificate may be obtained from the Company's share registry.

5.3 The certificate must be lodged with the Company before the AGM or at the registration desk on the day of the AGM before the AGM starts. The certificate will be retained by the Company. A corporate representative will not be permitted to attend the AGM unless the necessary certificate of appointment has been produced prior to admission.

6. How to get to the AGM

6.1 Location

Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067

Entrance is via the Conference Centre.



Melway Ref 2D B8
EASTERN FREEWAY
Victoria Park
Victoria Park Station
Yarra Bend Park
Yarra River
JOHNSTON STREET
Computershare Global Headquarters
HODDLE STREET
NICHOLSON STREET
CLARKE ST
STUDLEY PARK ROAD
GIPPS STREET
YARRA BVD
WALKER ST

6.2 Getting there

By train
The nearest train station is Victoria Park station, which is a ten minute walk from the Yarra Falls building. Victoria Park station is a stop on both the Epping and Hurstbridge lines.

By bus
Bus route numbers 200, 201, 205 and 207 stop outside the Yarra Falls building on Johnston Street.

By car
Car parking is available on Johnston Street and in the surrounding streets subject to availability.

7. Registration

If you are attending the AGM, it will assist us with registration if you bring your personalised proxy form.

Computershare

www.computershare.com

Computershare

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2555
www.computershare.com

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse) ☐

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Computershare Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Computershare Limited to be held at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria on Wednesday, 15 November 2006 at 10.00am and at any adjournment of that meeting.

Voting directions to your proxy - please mark ☒ to indicate your directions

Ordinary Business

		For	Against	Abstain*
Item 3	That the remuneration report for the year ended 30 June 2006 be adopted	☐	☐	☐
Item 4(a)	To re-elect Ms P J Maclagan as a director of the Company	☐	☐	☐
Item 4(b)	To re-elect Mr W E Ford as a director of the Company	☐	☐	☐
Item 4(c)	To re-elect Mr S Jones as a director of the Company	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If you are entitled to 2 or more votes, you may direct your proxy, on a poll, to vote the whole or only a portion of your votes on any item or cast your votes in different ways on any item. See note 3 on the back of this form for further details.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

CPU 1PR

How to complete this Proxy Form

1 Your name and address

This is your name and address as it appears on the share register of Computershare Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a proxy

If you wish to appoint the Chairman of the meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy. A proxy need not be a shareholder of Computershare Limited.

3 Votes on items of business

You may direct your proxy how to vote by placing an 'X' in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate that your proxy is:

- to vote only a portion of your votes on any item; or
- to cast your votes in different ways on any item,

by inserting the percentage or number of securities in the appropriate box or boxes.

If you do not mark any of the boxes on a given item, your proxy may vote as your proxy chooses. If you do not direct all of your votes on any item, your proxy may vote as your proxy chooses in respect of your undirected votes. If you direct your proxy to cast your votes in different ways on any item, your proxy must not vote on a show of hands in respect of that item.

If you mark more than one box on an item with an 'X', your vote on that item will be invalid. If you insert percentages or number of shares in boxes on any item that in total exceed 100% or exceed the number of shares you hold as the voting entitlement time of 7:00pm (Melbourne time) on 13 November 2006, your vote on that item will be invalid, unless you have inserted a number of shares in one box only on an item which exceeds the number of shares you hold at that time, in which case it will be taken to be valid for the shares held at that time.

4 Appointment of a second proxy

You are entitled to appoint up to two proxies as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional proxy form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you:

(a) should on each of the first proxy form and the second proxy form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) must return both forms together in the same envelope.

5 Signing instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have either already lodged this document with the registry or attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be signed by either two Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, the Director may sign alone. Delete titles as applicable.

If a representative of a corporate Securityholder or proxy is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be lodged with the company before the meeting or at the registration desk on the day of the meeting. A form of the certificate may be obtained from the company's share registry.

6 Lodgement of proxy

This Proxy Form (and any authority under which it is signed) must be received no later than 10.00am (Melbourne time) on Monday, 13 November 2006, being 48 hours before the time for holding the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting. Proxies must be lodged at the registered office of Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067 (Postal Address: GPO Box 242, Melbourne, VIC 3001) or faxed to 61 3 9473 2555. Alternatively, shareholders may appoint their proxy online through the Company's website at http://www.computershare.com/au/proxy/cpu. You must do so by 10.00am (Melbourne time) on Monday, 13 November 2006.

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Wednesday, 1 November 2006

COMPUTERSHARE INCREASES INVESTMENT IN RUSSIA

Computershare Limited **(ASX:CPU)** today announces two transactions with BANK URALSIB, continuing its long term strategy to build a substantial market leading business in Russia.

Computershare has agreed terms to acquire a controlling interest in The National Registry Company (NRC), Russia's largest independent registrar. Computershare has been a shareholder in NRC since 2003 and has increased its interest from 45% to 65%.

Computershare is also pleased to announce the acquisition of a strategic minority stake of 25% in Registrar NIKoil, Russia's number three registrar and largest mutual fund transfer agent. Computershare is awaiting regulatory approval to allow it to further increase its interest to 40%.

These acquisitions position Computershare as a market leader in Russia, strengthening its client base and creating significant consolidation opportunities within the Registry market.

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61-3-9415-5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.
Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholder and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

Computershare

COMPUTERSHARE LIMITED
ANNUAL GENERAL MEETING
15 NOVEMBER 2006

CHAIRMAN'S ADDRESS

INTRODUCTION

Good morning ladies and gentlemen.

Welcome to the 2006 Annual General Meeting of Computershare Limited.

I think you will agree that, following another year of record revenues, profit levels and cash flow, Computershare can justifiably be considered an Australian success story on the international stage.

This is not purely an internal view; it is a view shared by respected market commentators such as Robert Gottliebsen, who earlier this year noted, "Computershare chief executive Chris Morris has pulled off a coup never before achieved by an Australian chief executive – establishing a major global business in a well-established industry that is five times the size of his nearest competitor."

It has been the company's long-held belief and ambition that to truly succeed on a global level, we need a strong presence in the key US market.

Thanks to the rapid integration of the former EquiServe business (now part of Computershare Investor Services) and the growth of our other core businesses, Computershare now enjoys US market leadership in the investor services, mutual fund proxy services and corporate proxy solicitation sectors.

This integration has highlighted the strength of Computershare's global business model, with support and resources from the company's global network allowing the project to achieve key milestones ahead of schedule.

The majority of group revenue now emanates from North America and we have established a solid platform for further expansion in that region.

Other notable achievements during the year included the significant turnaround of Computershare's UK business following a major restructure, a stronger spread of contributions across all business lines and our achievements in emerging markets such as China, Russia and India.

Our business continues to expand organically and through strategic acquisition, and is ideally positioned to continue its success of recent years.

FINANCIAL RESULTS

Once again, Computershare recorded strong financial growth, increasing earnings per share by 41% (on a management adjusted AIFRS basis) from 21.54 cents to 30.44 cents per share.

Total revenues grew by 50%, from $1,083.2 million to $1,626.1 million, which helped drive a 52% increase in management EBITDA to $321.3 million.

A significant achievement was the considerable increase in operating cash flows, growing 67% to $245.8 million. The introduction of International Accounting Standards has in some ways complicated accounting statements for some readers and can lead to volatility in reported earnings, however one thing remains clear - a company that grows operating cash flow by 67% in one year has had an outstanding year.

CAPITAL MANAGEMENT

As part of the Company's capital management initiatives it has today announced an on-market buy back of up to 25 million ordinary shares. The buy back will start on the 30 November 2006 and be conducted over the next six months.

The company did not undertake any share buy back activity during the financial year 2006.

With respect to working capital, Computershare recorded a reduction in days sales outstanding to 54 days (down from 62 days), while free cash flow increased 84% to $212.4 million.

Net debt to EBITDA, the debt ratio we focus most on, fell from 2.5 times to 1.7 times over FY2006, resulting in increased borrowing headroom should opportunities arise.

On 16th August 2006 the company announced a final unfranked dividend of 7 cents per share. This resulted in a full year return of 13 cents per share unfranked.

CONTINUED FOCUS ON TECHNOLOGY

Computershare's total technology expenditure of $154.7 million, an increase of 45% on FY2005 was primarily due to the acquisition of EquiServe. Expenditure did, however, remain at 10% of sales revenue. The overall spend included $54.2 million in research and development expenditure, which was expensed despite being of a capital nature.

The migration and integration of the former EquiServe business was the company's primary technology focus over the past year. The efforts of all staff involved have enabled the company to realise synergies from the acquisition ahead of schedule.

As always, invaluable technology support was also provided to major client-facing activities such as the successful demutualisation of Standard Life in the UK, which resulted in the creation of a register of 1.9 million shareholders across four countries.

REMUNERATION

At last year's Annual General Meeting you will recall that shareholders approved adoption of the Deferred Long Term Incentive Plan ("DLI Plan"). The eligibility of key management personnel (other than directors) to receive their long term incentive remuneration under the DLI Plan is dependent on the achievement of a key performance condition; namely an increase in management basic earnings per share of the Group over a 5 year period.

Under the DLI Plan the performance rights give an entitlement to one fully paid ordinary share. The total number of rights approved for issue under the DLI Plan was 10 million, of which 2.75 million were granted on 20th December 2005.

Under Accounting Standards the assessed fair value of performance rights granted to key personnel as remuneration is allocated equally over the period from grant date to vesting date if it is deemed more likely than not at the date of the financial report that the key performance condition will be met. This treatment, as reflected in the remuneration table in the Directors' Report, results in a significant increase in the year on year executive remuneration figures despite no ordinary shares being issued until and unless the performance conditions are met in 2010. Key management personnel remuneration grew by 25% over the previous financial period when excluding performance rights share based payments.

EXECUTIVE MANAGEMENT CHANGES

As you will already be aware, there are changes to the company's executive management structure. As of tomorrow, the 16th of November 2006, Chris Morris will step down as Chief Executive Officer of Computershare and assume the position of Executive Chairman and we will welcome Stuart Crosby to the Computershare Board as Managing Director and Chief Executive Officer.

I will step down as Chairman – a role I have found both challenging and rewarding over the past 12 years – and I will remain on the Computershare Board as a non-executive director.

While this is a change of role for Chris and Stuart, it is certainly not a change in strategic direction for the company. Both men share very similar business and management philosophies and will continue their extremely effective working partnership, which has been forged over many years.

So while Stuart will put his own mark on the role of Managing Director and CEO, this is a natural progression and a move the Board and I are confident will help drive Computershare on to further growth and success as it enters the next exciting phase of its development.

THANKS TO MANAGEMENT AND STAFF

While Computershare's performance has been extremely pleasing, the past year has provided its share of challenges and hurdles. On behalf of the Board, I would like to thank all our employees around the world for their ability to perform under often demanding conditions; this has certainly been a major contributing factor to our success.

The Board also acknowledges the commitment of Chris Morris, Stuart Crosby, Penny Maclagan, Tom Honan, Steve Rothbloom and the rest of the executive team, whose strategic direction and focus on operational and service excellence ensures that Computershare is ideally positioned for further growth.

Thanks must also be extended to my fellow Board members, who have once again made an invaluable contribution to Computershare's success over the past year.

On a personal note, I have enjoyed my role as Chairman immensely, having overseen great change across the business and worked with some fantastic people during my tenure. I look forward to continuing my involvement with the company as a non-executive director.

OUTLOOK

The Group has experienced very favourable trading conditions for the first four months of FY2007, underpinned by continued strong global merger & acquisition activity and higher northern hemisphere interest rates when compared to the same period last year. As a result, the period July-October, which in the past has represented the low part of our earnings cycle, produced approximately double the earnings recorded for the same period in the prior year.

Whilst we remain committed to the long term target of Management Earnings per Share growth of around 20% per annum, current conditions suggest that Management Earnings per Share growth of greater than 35% can be expected for Financial Year 2007. This upgrade assumes equity, interest rate and FX market conditions remain at current levels.

CLOSING

Once again this has been a year of outstanding achievements for Computershare and I take this opportunity to thank you, our shareholders, for your ongoing support.

Before I hand over to Chris Morris to present the CEO Report let me reflect on what Chris and his team have been able to achieve for the shareholders of Computershare since we listed in May 1994.

On listing our staff numbers were 40, our sales for the year ended 30 June 1994 were $12.9 million and our profit after tax was $4.4 million. We were an Australian based software company.

Let's look at where we are twelve years later at 30 June 2006. Staff numbers were over 10,000, sales were $1.6 billion and profit after tax was $182.6 million.

If you were lucky enough to be one of the original shareholders with an interest of $10,000, leaving dividends aside (we're not big payers) it would now be worth around $700,000. That is a compound annual growth rate of 43%.

On top of all this the company is recognised world wide as a clear leader in its field – an amazing achievement for a once small Australian company. I do not think there are many companies that can match this record.

Chris Morris has led an excellent team that has achieved all of this; it is a record that he and his team can be very proud of. On top of all this he is a man who genuinely cares for all his people and supports and encourages them in their challenges.

I, like the rest of the Board, am very proud of these achievements. What better person to take the next step from Managing Director to Executive Chairman. I now ask you all to welcome Chris as he presents his last report to you as CEO.

Computershare Limited
Annual General Meeting 2006

15 November 2006

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

REVIEW OF OPERATIONS

Chris Morris
Chief Executive Officer

REGIONAL HIGHLIGHTS – ASIA PACIFIC



Australia



New Zealand



Singapore



India



Hong Kong



China



Japan

REGIONAL HIGHLIGHTS – EMEA


United Kingdom


Ireland


South Africa


Germany


Russia


Austria


Italy


Spain


France

Computershare

REGIONAL HIGHLIGHTS – NORTH AMERICA



United States of America



Canada

CORPORATE SOCIAL RESPONSIBILITY

Change a Life – current projects

- Mobile eye care clinic, Ethiopia
- Farmer managed natural regeneration, Chad
- Community development, Laos
- Come-Share, Sri Lanka

Change a life

eTree relaunch in United States

- Coca Cola, Google, McDonald's

eTree®

Computershare

HIGHLIGHTS

- Equiserve
- UK Restructure
- US Mutual Fund Growth
- Review of all business units

GLOBAL OFFICE LOCATIONS

Staff = 40



Computershare

GLOBAL OFFICE LOCATIONS

Staff = 1633


Perth
Brisbane
Sydney

Computershare

GLOBAL OFFICE LOCATIONS

Staff = 3510


Bristol

Computershare

GLOBAL OFFICE LOCATIONS

Staff = 7971


Bristol
Calgary AB
Vancouver BC
San Francisco, CA
Plano, TX
The Woodlands, TX
Shelton, CT
New York, NY
Perth
Brisbane
Sydney
Adelaide
Melbourne
Auckland

Computershare

GLOBAL OFFICE LOCATIONS

Staff = 9702



Bristol
Singapore
Hong Kong
Perth
Brisbane
Sydney
Melbourne
Adelaide
Auckland
Calgary AB
Vancouver BC
Golden, CO
San Francisco, CA
Plano TX
The Woodlands, TX
Montreal, QC
Halifax, NS
Canton, MA
Shelton, CT
New York, NY

Computershare

GLOBAL OFFICE LOCATIONS

Staff = 10100



Bristol
Madrid
Rome
Singapore
Perth
Adelaide
Melbourne
Sydney
Brisbane
Auckland
Calgary AB
Vancouver BC
San Francisco, CA
Plano, TX
The Woodlands, TX
Canton, MA
Shelton, CT
New York, NY

Computershare

GLOBAL OFFICE LOCATIONS

Staff = 10110



Bristol
Tokyo
Singapore
Perth
Brisbane
Sydney
Auckland
Calgary AB
Vancouver BC
San Francisco, CA
Plano, TX
Halifax, NS
Canton, MA
Shelton, CT
New York, NY

Computershare

Computershare Today

Computershare is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services.

- Over 10,000 employees
- Service over 14,000 corporations
- Service approximately 100 million shareholder and employee accounts across 17 countries

A LITTLE HISTORY



A LITTLE HISTORY





Computershare

A LITTLE HISTORY





Computershare

REVENUE GROWTH

50% per annum over 12 years


A $ Million
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Computershare

EBITDA GROWTH

38% per annum over 12 years



A $ Million
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Computershare

EARNINGS GUIDANCE

The Group has experienced very favourable trading conditions for the first four months of FY2007 and on this basis we have upgraded our Management Earnings per Share growth to greater than 35% for FY2007.

*This upgrade assumes equity, interest rate and FX market conditions remain at current levels.

ANNUAL GENERAL MEETING

Chris Morris
Executive Chairman

Computershare

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Wednesday, 15 November 2006

UPGRADE TO FINANCIAL YEAR 2007 EARNINGS FORECAST

Computershare Limited (ASX:CPU) has today announced an upgrade to its earnings forecast for FY2007.

The Group has experienced very favourable trading conditions for the first four months of FY2007, underpinned by continued strong global merger & acquisition activity and higher northern hemisphere interest rates when compared to the same period last year. As a result, the period July to October, which in the past has represented the low part of the earnings cycle, produced approximately double the earnings recorded for the same period in the prior year.

Whilst management remain committed to the long term target of Management Earnings per Share growth of around 20% per annum, current conditions suggest that Management Earnings per Share growth of greater than 35% can be expected for Financial Year 2007. This upgrade assumes equity, interest rate and FX market conditions remain at current levels.

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61-3-9415-5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.

For more information, visit www.computershare.com

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Wednesday, 15 November 2006

COMPUTERSHARE ANNOUNCES ON-MARKET BUY BACK

Computershare Limited (ASX:CPU) has today announced an On-Market buy back of up to 25 million ordinary shares as part of its capital management initiatives.

The buy back will start no earlier than 30 November 2006 and be conducted over the ensuing six months.

Further details are in the enclosed Appendix 3C – Announcement of Buy Back.

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61-3-9415-5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.

For more information, visit www.computershare.com

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
COMPUTERSHARE LIMITED	71 005 485 825

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	599,464,559
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital Management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	E-trade Australia
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 25,000,000 shares may be bought back.
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Buy back to commence on 30 November 2006 and will continue until 29 May 2007 or earlier if the maximum number of shares in item 11 above are bought back prior to this date.
13	If the company intends to buy back shares if conditions are met - those conditions	Not applicable

Employee share scheme buy-back

14	Number of shares proposed to be bought back	Not applicable
15	Price to be offered for shares	Not applicable

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	Not applicable
17	Number of shares proposed to be bought back	Not applicable
18	Price to be offered for shares	Not applicable

Equal access scheme

19	Percentage of shares proposed to be bought back	Not applicable
20	Total number of shares proposed to be bought back if all offers are accepted	Not applicable
21	Price to be offered for shares	Not applicable
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	Not applicable

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 November 2006
(Director/Company secretary)

Print name: Dominic Horsley

== == == == ==

+ See chapter 19 for defined terms.

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

15 November 2006

Manager Companies
Company Announcements Office
Australia Stock Exchange
Level 4, Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Results of Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the annual general meeting of Computershare Limited was held today and that all resolutions referred to in the notice of meeting were passed.

The resolutions were decided by electronic poll. Details of the resolutions passed and the proxies received and the total number of votes cast on the poll in respect of each resolution are set out in the attached summary.

Yours faithfully

Dominic Horsley
Company Secretary

Computershare

Proxy and Poll Summary

Computershare Annual General Meeting – 15 November 2006

Agenda Item 3 – Remuneration Report

It was resolved as an ordinary resolution that the Remuneration Report for the year ended 30 June 2006 be adopted.

Agenda Item 4 – Re-election of Directors

(a) It was resolved as an ordinary resolution that Ms P. J. Maclagan be re-elected as a director of the company

(b) It was resolved as an ordinary resolution on a show of hands that Mr W. E. Ford be re-elected as a director of the company.

(c) It was resolved as an ordinary resolution on a show of hands that Mr S Jones be re-elected as a director of the company.

The above resolutions were decided on by an electronic poll. As required by section 251AA(1)(a) of the Corporations Act, the following proxy information is provided:

	TOTAL NUMBER OF PROXY VOTES			
	FOR	AGAINST	ABSTAIN	PROXY'S DISCRETION
REMUNERATION REPORT	322,390,684	12,436,100	7,042,102	4,877,287
RE-ELECTION OF PENNY MACLAGAN	273,288,031	69,206,038	383,754	4,052,865
RE-ELECTION OF WILLIAM E FORD	337,147,937	4,667,782	234,333	4,876,610
RE-ELECTION OF SIMON JONES	320,953,475	20,861,167	244,198	4,867,577

As required by section 251AA(1)(b) of the Corporations Act, the following information in relation to the electronic poll is provided:

	TOTAL NUMBER OF VOTES CAST ON THE POLLS		
	FOR	AGAINST	ABSTAIN
REMUNERATION REPORT	368,433,374	12,421,434	7,042,843
RE-ELECTION OF PENNY MACLAGAN	319,487,326	69,206,038	383,639
RE-ELECTION OF WILLIAM E FORD	384,137,867	4,671,782	238,858
RE-ELECTION OF SIMON JONES	367,942,232	20,861,167	244,083

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Wednesday, 13 December 2006

Adoption of US dollars as the Computershare Group Presentation Currency

Computershare Limited (ASX:CPU) has today announced that it will adopt US dollars as the presentation (reported) currency for financial statements for the financial year beginning 1 July 2006 and beyond. The change has been introduced as a result of the increasing contribution of the US businesses to the consolidated results of the Group.

The Group's first reported results in US dollars will be for the six months to 31 December 2006. This result will be released on 14 February 2007.

Attached are the Consolidated Income Statement, Balance Sheet and Cash Flow Statement for Financial Year 2006, restated in US dollars. This reporting change has no impact on the underlying business or the associated cash flows of the Group.

Ordinary share dividends will still be declared in Australian dollars (AUD).

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61-3-9415-5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.

For more information, visit www.computershare.com

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Consolidated 2006 USD $000
Revenues from continuing operations	
Sales revenue	1,198,310
Other revenue	7,710
Total revenue from continuing operations	1,206,020
Other income	16,902
Expenses	
Direct services	889,237
Technology services	93,659
Corporate services	34,422
Finance costs	27,644
Total expenses	1,044,962
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	3,167
Profit/(loss) before related income tax expense	181,127
Income tax expense/(benefit)	40,976
Profit/(loss) for the period	140,151
(Profit)/loss attributable to minority interests	(3,779)
Profit/(loss) attributable to members of the parent entity	136,372
Basic earnings per share (cents per share)	22.88
Diluted earnings per share (cents per share)	22.85
Management basic earnings per share (cents per share)	22.74

This should be read in conjunction with the Market Announcement released on 13 December 2006 by Computershare Limited (CPU).

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
BALANCE SHEET AS AT 30 JUNE 2006

	Consolidated 2006 USD $000
CURRENT ASSETS	
Cash and cash equivalents	72,801
Receivables	205,843
Available-for-sale financial assets at fair value	720
Other financial assets	21,093
Inventories	7,110
Current tax assets	1,478
Derivative financial instruments	394
Other current assets	17,345
Assets of disposal group held for sale	11,691
Total Current Assets	338,475
NON-CURRENT ASSETS	
Receivables	5,578
Investments accounted for using the equity method	8,900
Available-for-sale financial assets at fair value	2,264
Property, plant & equipment	74,321
Deferred tax assets	60,077
Derivative financial instruments	1,362
Intangibles	1,111,310
Other	506
Total Non-Current Assets	1,264,318
Total Assets	1,602,793
CURRENT LIABILITIES	
Payables	209,300
Interest bearing liabilities	2,617
Current tax liabilities	10,242
Provisions	20,261
Derivative financial instruments	1,185
Deferred consideration	22,015
Total Current Liabilities	265,620
NON-CURRENT LIABILITIES	
Payables	5,813
Interest bearing liabilities	473,903
Deferred tax liabilities	16,649
Provisions	64,744
Derivative financial instruments	28,800
Deferred consideration	39,797
Other	7,599
Total Non-Current Liabilities	637,305
Total Liabilities	902,925
Net Assets	699,868
EQUITY	
Parent Entity Interest	
Contributed equity - ordinary shares	418,419
Reserves	23,475
Retained profits	251,125
Total parent entity interest	693,019
Minority interest	6,849
Total Equity	699,868

This should be read in conjunction with the Market Announcement released on 13 December 2006 by Computershare Limited (CPU).

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

	Consolidated 2006 USD $000
CASH FLOWS FROM OPERATING ACTIVITIES	
Receipts from customers (inclusive of GST)	1,196,536
Payments to suppliers and employees (inclusive of GST)	(963,688)
Dividends received	35
Interest paid and other costs of finance	(28,285)
Interest received	5,751
Income taxes (paid)/refunded	(26,725)
Net operating cash flows	183,624
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for purchase of controlled entities and businesses, net of cash acquired	(139,285)
Payments for investment in associated entities and joint ventures	(616)
Proceeds from sale of investments	3,060
Payments for investments	(444)
Payments for property, plant and equipment	(24,967)
Net loan repayments from controlled entities	-
Proceeds from sale of assets	3,358
Proceeds from sale of controlled entities, net of cash disposed	9,931
Other	(976)
Net investing cash flows	(149,939)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issues of ordinary shares	18,172
Payments for purchase of ordinary shares	(6,276)
Proceeds from borrowings	124,826
Repayment of borrowings	(161,818)
Dividends paid - ordinary shares	(53,437)
Dividends paid to outside equity interest in controlled entity	(2,671)
Proceeds from finance leases	2,213
Repayment of finance leases	(3,924)
Net financing cash flows	(82,915)
Net increase/(decrease) in cash and cash equivalents held	(49,230)
Cash and cash equivalents at the beginning of the financial year	119,744
Exchange rate variations on foreign cash balances	2,287
Cash and cash equivalents at the end of the financial year	72,801

This should be read in conjunction with the Market Announcement released on 13 December 2006 by Computershare Limited (CPU).

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

MARKET ANNOUNCEMENT

Thursday, 1 February 2007

APPOINTMENT OF ADDITIONAL NON-EXECUTIVE DIRECTOR

Computershare Limited (ASX:CPU) announced today that it has appointed Mr. Les Owen to its Board as an additional independent non-executive director.

Mr. Owen was the Group Chief Executive of AXA Asia Pacific Holdings Limited (ASX: AXA) from January 2000 to September 2006. Under Mr. Owen's leadership and guidance AXA undertook a transformation programme which resulted in significant improvements to the group's performance and shareholder value. Prior to his appointment at AXA Asia Pacific Mr. Owen was the Chief Executive of AXA Sun Life plc in the UK. He was also a member of the Global AXA Group Executive Board. Mr Owen is now based in Bristol in the UK, although he will be splitting his time between the UK and Australia and retains significant ties to Melbourne. Mr. Owen is a director of AXA UK and has a wealth of experience in the financial services industry. His appointment strengthens the Company's European board representation.

The Company's Executive Chairman, Mr. Chris Morris, said that Computershare is delighted to have secured Mr. Owen as a Non-Executive Director, particularly with the experience and skills he possesses through many years working in the financial sector.

For further details please contact:

Mr Chris Morris
Executive Chairman
Computershare Limited
+61-3-9415-5000

About Computershare Limited (CPU)

Computershare (ASX: CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com.

Computershare

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

12 February 2007

Company Announcements Office
Australian Stock Exchange Limited
530 Collins Street
Melbourne VIC 3000

Dear Sir

Appointment of Joint Company Secretary

In accordance with ASX Listing Rule 3.16.1, we advise that, with effect from 13 February 2007, Katrina Bobeff has been appointed Joint Company Secretary.

Yours faithfully

Dominic Horsley
Company Secretary

Computershare

COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

(Comparisons are for the half year ended 31 December 2005)

14 February 2007

NOTE: All figures (including comparatives) are presented in US Dollars (unless otherwise stated) following a change in presentation currency from 1 July 2006.

Copies of the HY07 Results Presentation are available for download at:
www.computershare.com/results

Computershare

MARKET ANNOUNCEMENT

Earnings uplift delivered across the board

Melbourne, 14 February 2007 – Computershare Limited (ASX:CPU) today reported 102% growth in Earnings per Share (on a Management Adjusted basis) to 17.86 cents, which represents a Net Profit after Outside Equity Interest (OEI) of $107.0 million for the six months ended 31 December 2006. The Company experienced growth in total revenues of 18% to $694.0 million and in Operating Cash Flows of 109% to $137.5 million versus 1H06.

On a Reported Statutory basis for 1H07, Net Profit after OEI was $119.3 million and Basic Earnings per Share was 19.91 cents (see Appendix 4D).

Headline Management Adjusted Results (figures in USD unless otherwise stated) as follows:

- Management Earnings per Share (post OEI) rose from 8.82 cents (1H06) to 17.86 cents per share (up 102%);
- Total Operating revenues reached $694.0 million (an increase of 18% on 1H06);
- Net Operating Cash Flow for 1H07 was $137.5 million (an increase of 109% on 1H06), whilst Free Cash Flow grew 153% to $129.7 million;
- Management Adjusted Earnings Before Interest, Tax, Depreciation and Amortisation (Management EBITDA) were up 89% on 1H06 to $188.7 million;
- Management EBITDA margin increased from 17% (1H06) to 27% (1H07);
- Net profit after OEI (on a Management Adjusted basis) was $107.0 million (an increase of 104% on Management Net profit after OEI for 1H06);
- Interim dividend of AUD 8.0 cents per share unfranked payable on 23rd March 2007 (record date of 5th March 2007, declared and to be paid in Australian dollars) ;
- Operating expenses were $506.3 million, an increase over the prior corresponding period of 3%;
- Days Sales Outstanding as at 31 Dec 2006 fell to 45 days from 53 days at 31 Dec 2005;
- Capital expenditure was $7.8 million (1H06; $14.6m); and
- Net Debt to Management EBITDA ratio fell from 1.68 times at 30 June 2006 to 0.97 times at 31 Dec 2006.

The Directors and Management have determined that the exclusion of certain items permits more appropriate and meaningful analysis of the Company's underlying performance on a comparative basis. Internally the organisation focuses on the adjusted financial outcomes known as Management Adjusted Results and these are outlined in the table below. The Company acknowledges that the adjustments are likely to differ from those reported in the statutory EPS calculation in accordance with AIFRS requirements.

Reconciliation – Statutory Accounts to Management Adjusted Results

1H07	USD 000's
Net profit after tax as per Statutory Accounts	119,345
Management Adjustments (after tax)	
Profit on sale of Analytics	(7,951)
Acquisition provisions no longer required	(1,855)
US restructuring provisions related to property rationalisation	1,483
Marked to market adjustments on derivatives	(205)
Client list amortisation	1,193
Tax losses recognised	(4,977)
Total Management Adjustments	(12,312)
Net profit after tax as per Management Adjusted Results	107,033
(details of the management adjustment items can be found on page 5)	

Commentary

Computershare experienced another robust half of revenue growth and this, coupled with continual focus on controllable costs, was instrumental in delivering outstanding earnings and cash flow growth. Pleasingly, the outcomes were driven by improved performance in many businesses. The result was a record half on the back of sustained merger and acquisition activity, growing corporate action revenues, and comparatively more favourable interest rate levels.

Whilst positive contributions were widespread, the most significant improvements over 1H06 came from major businesses in the UK, Australia, Canada and the US. The UK continued the turnaround commenced in 2H06. The Australian operations recovered from a softer FY06 on the back of increased corporate action activity. Canada also benefited from a strong corporate actions environment. Continued accelerated delivery of synergies from the Equiserve acquisition along with increased corporate action activity and further strong fund services revenues drove an excellent US result. Along with significant IPO activity in Hong Kong and healthy merger and acquisition conditions globally, these factors resulted in EPS growth of 102% on the same period last year. Notably, EBITDA margins grew from 17% (1H06) to 27% (1H07).

Computershare's recently appointed CEO, Stuart Crosby, said, "The most pleasing aspect to this exceptional result is that there are important contributions from across our business lines and from a range of different markets. Equity and interest rate market conditions remain favourable and the full year outlook is increasingly promising".

Looking forward Mr Crosby said, "There is still much to do. Going forward our major focuses are three: Firstly, continue to drive operations quality and efficiency through measurement, benchmarking and technology. Second, improve our front office skills to protect and drive revenue. And third, as ever, to seek acquisition and other growth opportunities where we can add value and enhance returns for our shareholders".

Asia Pacific results improved markedly over 1H06 as a consequence of higher revenues in all Australian businesses as well as Hong Kong, whilst New Zealand, India and Japan were flat. Investor Services and Communication Services businesses in Australia benefited most from high corporate action activity and Hong Kong saw continued IPO work from Chinese companies like ICBC (largest IPO ever conducted globally) push revenues to record highs. EBITDA for Asia Pacific was 72% higher than the same period last year.

EMEA made a spectacular recovery from the lows of 1H06. Changes to the cost structure and client wins in late 2005 in the UK were reflected in the 2H06 turnaround, and continued to deliver improved results in 1H07. Significant corporate actions such as Standard Life (demutualisation) and BAA (takeover), along with contributions from the IML business, Plans and Communication Services, underpinned the recovery. Smaller EMEA operations such as the German and Irish businesses were relatively flat half on half. Russia continues to grow, with the result enhanced through the consolidation of NRC following the increase to a 65% stake. EBITDA for EMEA grew in excess of 340% in comparative terms, albeit from a low base.

After an exceptional FY06, North America maintained strong revenue and earnings momentum for 1H07. Both the US and Canada benefited from M&A activity and higher interest rate levels on a comparative basis. The US also experienced revenue growth in Plans and Small Shareholder Programs/Post Merger Clean-up businesses. Whilst there were substantial improvements in other parts of the globe, North America still contributed 58% of Group EBITDA and grew earnings by 61% versus 1H06.

The migration from Equiserve systems is largely complete, with just 3 clients and some closed end funds still to be converted from more than 2,300 registers. The Fairway and STS systems are no longer utilised and the DLV and SINQ systems will be closed in April 2007.

Dividend

As reported in the Market Announcement dated 13 December 2006, the Company will continue to declare and pay ordinary share dividends in Australian dollars. The Company announces an interim dividend of AUD 8 cents per share unfranked, payable on 23rd March 2007 (record date of 5th March 2007), which follows the final dividend of AUD 7 cents per share unfranked for FY06 paid in September 2006.

On-market Ordinary Share Buy-Back

On 15th November 2006 Computershare announced an on-market buy back of up to 25 million ordinary shares. The buy back was to begin no earlier than 30 November 2006 and continue for up to six months. During 1H07 the company purchased and cancelled 650,000 ordinary shares at a total cost of AUD 5.68 million. From 31 December 2006 to the date of this announcement the company had purchased an additional 675,000 shares at a cost of AUD 5.82 million.

Balance Sheet Overview

The Company's financial position remains sound with total assets of $1,663.7 million, financed by shareholders' funds of $815.1 million at 31 Dec 2006.

Computershare's total current funding facility is $634.9 million, with net borrowings falling to $320.7 million at 31 Dec 2006 (from $403.7 million at 30 June 2006). Gross borrowings at 31 Dec 2006 amounted to $430.7 million, 10% lower than six months ago.

The Company focuses primarily on the Net Debt to Management EBITDA ratio from a gearing perspective and this has fallen from 1.68 times at 30 June 2006 to 0.97 times at 31 Dec 2006.

Capital expenditure for the six months was $7.8 million, down 47% on 1H06.

Operating Costs – Overview

Operating costs were largely contained in 1H07, having increased 3% versus Revenue growth of 18%. Total personnel costs (including technology) represent over 70% of total controllable costs and were restricted to an increase of 5% over the corresponding prior period.

Total technology spend for the six months was $61.7m, which was 5% lower than 1H06. This spend was positively impacted by the synergies extracted from the former Equiserve business. The total spend included $21.1m (1H06:$18.8m) in research & development expenditure, which was expensed during the period despite being of a capital nature. The technology costs to sales revenue ratio was 9% for the half.

Distribution of Revenue/EBITDA (comparisons to corresponding period)

Regionally, revenues and EBITDA results were apportioned as follows:

	Revenue		EBITDA	
	1H07	1H06	1H07	1H06
North America	56%	59%	58%	68%
Asia/Pacific	23%	21%	21%	23%
EMEA	21%	20%	21%	9%

Management Adjustments

The Company will continue to provide a summary of Post Tax Management Adjustments in an effort to help Investors understand the comparative operating performance of the business.

The sale of certain Analytics assets (as described in a Market Announcement dated 26 May 2006) on 1 July 2006 resulted in a gain of $7.95m which due to its non-recurring nature is included in management adjustments.

Acquisition provisions ($1.9m) raised largely during the Equiserve purchase that were not required were reversed.

A restructuring provision has been established for expected costs ($1.5m) related to rationalisation in the US that follows the Company taking on leases on various properties through acquisitions.

Derivatives that have not received hedge designation are marked to market at balance date and taken to profit & loss. As the valuations (gain of $0.2m) relate to future estimated cash flows they are excluded from underlying financial analysis.

Customer contracts and other intangible assets are recognised separately from goodwill on acquisition and amortised over the appropriate life. This amount ($1.2m) is added back to earnings as occurred previously with goodwill amortisation under AGAAP.

Tax losses in the US ($5.0m) that were not booked because their recognition was not virtually certain have now been recognised through the profit and loss.

Outlook for Financial Year 2007

In light of the excellent first half result and the continuation of favourable equity and interest rate market conditions, the Company is expecting to report annual earnings numbers (reflected in Management EPS) approximately 50% higher than last year. Any guidance beyond the current year will depend on market activity and will be provided at the company's annual release in August 2007.

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communication services. Many of the world's largest companies employ our innovative solutions to maximize the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

Certainty Ingenuity Advantage

For further information:

Mr Darren Murphy
Head of Treasury and Investor Relations
Tel: 61-3- 9415 5102
Mobile: 0418 392 687

FINANCIAL SUMMARY

The 1H07 result reflects favourable equity market conditions globally that drove strong corporate action revenues, coupled with sustained interest rate levels in North America and interest rate increases in the UK. Focus on controllable costs and the ability to keep cost increases well below the rate of revenue growth also contributed to the exceptional result.

Management adjusted basis	6 mths to Dec 2006	6 mths to Dec 2005	% Variance
Revenue	$694.0m	$588.1m	18%
EBITDA	$188.7m	$99.7m	89%
NPAT	$107.0m	$52.5m	104%
EPS (USD cents)	17.86	8.82	102%
Dividend per share (AUD cents)	8.0	6.0	33%

Strong cash flow generation from operations driven by increased revenues, controlled cost management and continued focus on working capital resulted in an increase of 109% in cash flow from operations on the same period last year. Free cash flow, helped by low capital expenditure, also improved substantially on a comparative basis. As expected, these improvements coupled with an absence of large acquisitions enabled the Company to reduce the Net Debt to EBITDA metric dramatically.

Cash flow & Financing	6 mths to Dec 2006	6 mths to Dec 2005	Variance
Cash flow from Operations	$137.5m	$65.8m	109%
Free cash flow	$129.7m	$51.3m	153%
Days Sales Outstanding	45 days	53 days	8 days
Net Debt to Management EBITDA	0.97x	1.68x	0.71x

Revenue Analysis

Comparatives	6 mths to Dec 2006 $ millions	6 mths to Dec 2005 $ millions	% Variance
Registry Maintenance	331.1	284.6	16%
Corporate Actions	141.6	92.1	54%
Stakeholder Relationship Management	34.2	35.4	(3%)
Employee Share Plans	58.2	44.2	32%
Communication Services	37.2	31.7	17%
Fund Services	73.1	67.2	9%
Technology and Other Revenue	18.6	32.8	(43%)
Total	**694.0**	**588.0**	**18%**

Revenue Analysis

Revenues grew 18% in comparison to 1H06. The growth came predominantly from existing businesses, with the most significant revenue uplift experienced in corporate actions and employee share plans whilst strong contributions from registry maintenance and communication services were also seen.

Register Maintenance revenues grew 16% on 1H06 driven by improvements in all major markets (US, Canada, UK and Australia) and a significant uplift in Hong Kong following the spate of IPOs out of China. Smaller US and Canadian Transfer Agency acquisitions midway through 1H06 also contributed to growth over the prior period.

Growth in Corporate Action revenues was outstanding at 54%, with Australia, UK, US, Canada and in particular Hong Kong deriving strong revenues on the back of continued global M&A strength and IPO activity. Smaller businesses such as New Zealand and South Africa were down on the same period last year whilst Ireland was flat.

Stakeholder Relationship Management revenues were 3% lower than 1H06, a satisfactory result given the sale of the majority of Analytics assets on 1 July 2006. Corporate Proxy activity picked up in Australia, UK and Canada, contributing to the acceptable outcome.

Employee Share Plans revenue growth was exceptional, with the UK delivering substantial growth, supported by higher revenues in Australia and the US. Canadian revenues grew on the back of the National Bank employee plan business.

Computershare Communication Services (formerly Document Services) external revenues were $37.2m. In addition to Communication Services external revenue, there is approximately $63.0m of inter-segment revenues (1H06; $31.0m) that are included in the revenue of other businesses where there is a client-facing relationship. Inter-segment revenues were particularly strong in Australia on the back of corporate actions and in the US as a result of new relationships forged with former Equiserve clients.

Fund Services revenue grew 9% in comparative terms, exceeding the outstanding result recorded in 1H06.

External technology revenues fell substantially on a comparative basis following the sale of the Markets Technology business, which was effective end of January 2006.

Margin income contributed $84.0m to revenue (1H05; $52.1m), substantial growth as a result of higher interest rate levels and higher cash balances. Recoverable income grew from $111.8m in 1H06 to $132.9m, an increase of 19%, in line with revenue growth.

Operating Cost Analysis

Comparatives	6 mths to Dec 2006 $ millions	6 mths to Dec 2005 $ millions	% Variance
Cost of Sales	138.9	144.5	(4%)
Personnel (excl Technology)	218.8	210.4	4%
Occupancy	28.9	26.0	11%
Other direct	41.9	30.2	39%
Technology services	61.3	63.2	(3%)
Corporate	16.5	15.3	8%
Total	**506.3**	**489.5**	**3%**

Operating costs were well contained, increasing only 3% on 1H06 despite an 18% increase in revenues.

TAXATION

The normalised effective tax rate for 1H07 was 30.6% (1H06; 27.1%), having increased largely due to higher earnings in jurisdictions in which corporate tax rates are higher.

ASX PRELIMINARY HALF-YEAR REPORT

Computershare Limited

ABN 71 005 485 825

31 December 2006

Lodged with the ASX under Listing Rule 4.2A.3.

This information should be read in conjunction with the 30 June 2006 Annual Report.

Contents

Results for Announcement to the Market *(Appendix 4D item 2)*	2
Half-year report *(ASX Listing rule 4.2A1)*	3
Supplementary Appendix 4D Information *(Appendix 4D items 3 to 9)*	26
Corporate Directory	28

This half year report covers the consolidated entity consisting of Computershare Limited and its controlled entities. The financial report is presented in United States dollars.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
HALF-YEAR ENDED 31 December 2006
(Previous corresponding period half-year ended 31 December 2005)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				US$ '000s
Revenue from ordinary activities *(Appendix 4D item 2.1)*	up	17.8%	to	690,985
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4D item 2.2)*	up	141.1%	to	119,345
Net profit/(loss) for the period attributable to members *(Appendix 4D item 2.3)*	up	141.1%	to	119,345

Dividends *(Appendix 4D item 2.4)*	Amount per security	Franked amount per security
Final dividend *(prior year)*	AU 7.0 cents	Nil
Interim dividend	AU 8.0 cents	Nil

Record date for determining entitlements to the interim dividend 5 March 2007
(Appendix 4D Item 2.5)

Explanation of Revenue *(Appendix 4D item 2.6)*
Total revenue for the half year is $690,985,174 an increase of 17.8% over the last corresponding period. The increase in revenues is from a wide range of businesses in all regions in which the company operates. The most significant revenue uplift was in the registry maintenance and corporate action businesses. The increase in margin income is a result of both higher interest rate levels and cash balances.

Explanation of Profit/(loss) from ordinary activities after tax *(Appendix 4D item 2.6)*
The current half year EBITDA result is $199,062,087 including non recurring items, an increase of 109.0% from the prior year. Net profit after tax attributable to members is $119,345,203 an increase of 141.1% from the prior year. The increase is primarily driven by sustained merger and acquisition activity, growing corporate action revenues, favourable interest rate levels on a comparative basis and sustained cost control.

The Group's effective tax rate is 26.7% for the half year ended 31 December 2006 which includes the benefit of recognising previously unbooked tax losses (refer individually significant items). The Group's effective tax rate for the comparative six month period was 25.5%.

Gross margins have increased half year on half year primarily due to the increase in revenues, as noted above, and the continual focus on controllable costs.

Explanation of Net Profit/(loss) *(Appendix 4D item 2.6)*
Please refer above.

Explanation of Dividends *(Appendix 4D item2.6)*
The company has announced an interim unfranked dividend for the 2006/07 financial year of AU 8.0 cents per share.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES

INTERIM FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
31 December 2006

Contents

Directors Report	4
Consolidated income statement	7
Consolidated balance sheet	8
Consolidated statement of changes in equity	9
Consolidated cashflow statement	10
Notes to the consolidated financial statements	11
Directors' declaration	22
Statement to the Board of Directors	23
Independent review report to the members	24

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Computershare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
DIRECTORS' REPORT

The Board of Directors of Computershare Limited has pleasure in submitting its report in respect of the financial half-year ended 31 December 2006.

DIRECTORS

The names of the directors of the Company in office during the whole of the half-year and up to the date of this report, unless otherwise indicated, are:

Non-executive

Alexander S Murdoch	
Philip D De Feo	
William E Ford	
Dr Markus Kerber	
Anthony N Wales	
Simon D Jones	
A Leslie Owen	Appointed 1 February 2007

Executive

Christopher J Morris	Managing Director and Chief Executive Officer until 15 November 2006, appointed Executive Chairman on 16 November 2006
W Stuart Crosby	Appointed Managing Director and Chief Executive Officer on 16 November 2006
Penelope J Maclagan	

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the half year were the operation of Investor Services, Plan Services, Communication Services (formerly Document Services), Stakeholder Relationship Management Services, Technology Services and Corporate Services.

- The Investor Services operations comprise the provision of share registry and related services.
- The Plan Services operations comprise the provision and management of employee share and option plans.
- The Communication Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery.
- The Stakeholder Relationship Management Services Group provide investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants.
- Technology Services include the provision of software specializing in share registry and financial services.
- Corporate Services include trust services and acting as trustee for clients' debt offerings in certain markets.

Specific Computershare subsidiaries are registered securities transfer agents. In addition, certain subsidiaries are Trust companies whose charters include the power to accept deposits, primarily acting as an escrow and paying agent on behalf of customers. In certain jurisdictions the Group is subject to regulation by various federal, provincial and state agencies and undergoes periodic examinations by those regulatory agencies.

REVIEW OF OPERATIONS

Basic earnings per share have increased 139.6% to 19.91 cents. The Group has recorded an operating profit before tax of $168.0 million for the half-year ended 31 December 2006 (2005: $69.2 million). Total revenue has increased 17.8% to $691.0 million (2005: $586.7 million) and operating cash flows have increased 108.9% to $137.5 million (2005: $65.8 million).

The result for the six months to 31 December 2006 reflects the improved performances in many businesses, sustained merger and acquisition activity growing corporate action revenues, favourable interest rate levels on a comparative basis and sustained cost control.

The following significant changes in the nature of the activities of the consolidated entity occurred during the half-year:

a) On 26 May 2006 Computershare announced a global strategic alliance with Thomson Financial Group. To facilitate the alliance, certain assets of the Analytics business have been sold to Thomson effective 1 July 2006. To facilitate the ongoing strategic relationship, Computershare and Thomson have executed an alliance and data provision agreement designed to align and leverage each organisation's complementary product offerings in their respective core markets.

b) On 17 October 2006, Computershare acquired an additional 20% of the National Registry Company for USD 6 million cash. From this date onwards the results of the National Registry Company have been consolidated by the Computershare Group as this increased its ownership interest to 65%.

c) On 17 October 2006, Computershare acquired 40% of Registrar Nikoil Company JSC for USD 9.2 million cash.

CONSOLIDATED PROFIT

The consolidated profit of the consolidated entity for the half-year was $119,345,203 after deducting income tax and outside equity interests.

DIVIDENDS

The following dividends of the consolidated entity have been paid, declared or recommended since the end of the preceding financial year:

Ordinary shares

- A final dividend in respect of the year ended 30 June 2006 was declared on 15 August 2006 and paid on 22 September 2006. This was an ordinary dividend of AU 7.0 cents per share, unfranked (US 5.3 cents per share), amounting to AU $41,960,069 (US $31,961,268).

- An interim ordinary dividend declared by the directors of the Company in respect of the current financial year, to be paid on 23 March 2007, is an unfranked ordinary dividend of AU 8.0 cents per share, amounting to AU $48,000,324 based on shares on issue as at 31 December 2006. The dividend was not declared until 14 February 2007 and accordingly no provision has been recognised at 31 December 2006.

ROUNDING OF AMOUNTS

The parent entity is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that class order, amounts in the consolidated financial statements and the Directors' report have been rounded to the nearest thousand dollars unless specifically stated to be otherwise.

AUDITOR'S INDEPENDENCE DECLARATION

A copy of the auditor's signed independence declaration as required under section 307C of the *Corporations Act 2001* is provided immediately after this report.

Signed in accordance with a resolution of the directors.

C. J. Morris, Executive Chairman
14 February 2007

S. Crosby, Managing Director

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Auditor's independence declaration

As lead auditor for the review of Computershare Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Computershare Limited and the entities it controlled during the period.

Simon Gray
Partner
PricewaterhouseCoopers

Melbourne
14 February 2007

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Half-year 2006 US $000	Half-year 2005 US $000
Revenues from continuing operations			
Sales revenue		687,864	583,638
Other revenue		3,121	3,075
Total revenue from continuing operations		**690,985**	586,713
Other income		12,894	1,315
Expenses			
Direct services		437,038	444,399
Technology services		68,265	46,149
Corporate services		15,686	17,044
Finance costs		15,896	12,346
Total expenses		**536,885**	519,938
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method		1,030	1,092
Profit/(loss) before related income tax expense		**168,024**	69,182
Income tax expense	3	44,784	17,618
Profit for the half year		**123,240**	51,564
Profit attributable to minority interests		3,895	2,061
Profit attributable to members of the parent entity		**119,345**	49,503
Basic earnings per share (cents per share)	8	**19.91**	8.31
Diluted earnings per share (cents per share)	8	**19.90**	8.28

The above income statements should be read in conjunction with the accompanying notes.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2006

	31 December 2006 US $000	30 June 2006 US $000
CURRENT ASSETS		
Cash assets	110,007	72,801
Receivables	209,990	205,843
Available-for-sale financial assets at fair value	825	720
Other financial assets	21,818	21,093
Inventories	7,421	7,110
Current tax assets	2,687	1,478
Derivative financial instruments	495	394
Other current assets	17,996	17,345
Assets of disposal group held for sale	-	11,691
Total Current Assets	**371,239**	338,475
NON-CURRENT ASSETS		
Receivables	10,117	5,578
Investments accounted for using the equity method	10,284	8,900
Available-for-sale financial assets at fair value	16,962	2,264
Property, plant & equipment	71,004	74,321
Deferred tax assets	58,458	60,077
Derivative financial instruments	3,391	1,362
Intangibles	1,117,483	1,111,310
Other	4,788	506
Total Non-Current Assets	**1,292,487**	1,264,318
Total Assets	**1,663,726**	1,602,793
CURRENT LIABILITIES		
Payables	202,020	209,300
Interest bearing liabilities	2,195	2,617
Current tax liabilities	33,045	10,242
Provisions	21,958	20,261
Derivative financial instruments	436	1,185
Deferred consideration	17,009	22,015
Total Current Liabilities	**276,663**	265,620
NON-CURRENT LIABILITIES		
Payables	4,727	5,813
Interest bearing liabilities	428,487	473,903
Deferred tax liabilities	22,395	16,649
Provisions	62,738	64,744
Derivative financial instruments	15,973	28,800
Deferred consideration	30,361	39,797
Other	7,288	7,599
Total Non-Current Liabilities	**571,969**	637,305
Total Liabilities	**848,632**	902,925
NET ASSETS	**815,094**	699,868
EQUITY		
Parent entity interest		
Contributed equity - ordinary shares	419,506	418,419
Reserves	41,887	23,475
Retained profits	338,510	251,125
Total parent entity interest	799,903	693,019
Minority interest	15,191	6,849
Total Equity	**815,094**	699,868

The above balance sheets should be read in conjunction with the accompanying notes.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Half-year 2006 US $000	2005 US $000
Total equity at the beginning of the half year		**699,868**	**603,243**
Adjustment on adoption of AASB 132 and AASB 139, net of tax:			
Retained profits		-	(75)
Reserves		-	4,527
Restated total equity at the beginning of the year		**699,868**	**607,695**
Available-for-sale financial assets, net of tax		2,586	890
Cash flow hedges, net of tax		4,281	(4,051)
Exchange differences on translation of foreign operations		9,404	(966)
Net income recognised directly in equity		**16,271**	(4,127)
Profit for the half-year		119,345	49,503
Total recognised income and expense for the year		135,616	45,376
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	7	5,558	9,027
Dividends provided for or paid	4	(31,961)	(26,866)
On market share buy-back, inclusive of transaction costs	7	(4,327)	-
On market purchase of shares related to employee share plans		(44)	(5,785)
Equity related deferred consideration		(100)	-
Employee share based remuneration reserve, net of tax		4,585	3,809
Equity related contingent consideration		(2,443)	1,484
Minority interest		8,342	1,581
		(20,390)	(16,750)
Total equity at the end of the half-year		**815,094**	**636,321**
Total recognised income and expense for the half-year is attributable to:			
Members of Computershare Limited		131,721	43,315
Minority interest		3,895	2,061
		135,616	45,376

The above statements of changes in equity should be read in conjunction with the accompanying notes.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Half-year	
		2006	2005
		US $000	US $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		716,797	605,366
Payments to suppliers and employees		(549,529)	(518,126)
Dividends received		27	11
Interest paid and borrowing costs		(19,861)	(12,607)
Interest received		4,690	2,386
Income taxes paid		(14,619)	(11,211)
Net cash inflow from operating activities	9	**137,505**	65,819
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of controlled entities, net of cash acquired		(2,394)	(60,835)
Payments for investment in associated entities and joint ventures		(9,625)	(452)
Payments for investment in listed & unlisted entities		(20,022)	(1,160)
Payments for property, plant and equipment		(7,573)	(14,604)
Proceeds from sale of assets		10,923	368
Proceeds from sale of controlled entities, net of cash disposed		20,932	-
Other		(2,542)	(255)
Net cash outflow from investing activities		**(10,301)**	(76,938)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		5,558	9,026
Payments for purchase of ordinary shares		(44)	(4,954)
Buy back of ordinary shares		(4,327)	-
Proceeds from borrowings		33,630	59,436
Repayment of borrowings		(89,949)	(56,334)
Dividends paid - ordinary shares		(31,961)	(26,866)
Dividends paid - outside equity interest in controlled entities		(2,585)	-
Proceeds from finance leases		-	2,414
Repayment of finance leases		(947)	(2,490)
Net cash outflow from financing activities		**(90,625)**	(19,768)
Net increase (decrease) in cash held		36,579	(30,887)
Cash at the beginning of the financial year		72,801	119,744
Exchange rate variations on foreign cash balances		627	985
Cash at the end of the half year		**110,007**	**89,842**

The above cash flow statements should be read in conjunction with the accompanying notes.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

1. BASIS OF PREPARATION OF HALF-YEAR FINANCIAL REPORT

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Australian Accounting Standard AASB 134 *Interim Financial Reporting*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Computershare Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001* and the Australian Stock Exchange Listing Rules.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

The principal accounting policies adopted in the preparation of the financial report are consistent with those of the previous financial year and corresponding interim reporting period, except as noted below:

Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). This is consistent with prior reporting periods. The consolidated and parent entity financial statements are presented in US dollars, as a significant portion of the Group's activity is denominated in US dollars. Previously, the Group's presentation currency was AU dollars.

2. INDIVIDUALLY SIGNIFICANT ITEMS

Included in the consolidated income statement are the following items that are significant because of their nature, size or incidence:

For the half year ended 31 December 2006:

	Total US $000
Profit on sale of Analytics (net of tax)	7,951
Acquisition provisions no longer required (net of tax)	1,855
US restructuring provisions related to property rationalisations (net of tax)	(1,483)
Marked to market adjustments – derivatives (net of tax)	205
Client list amortisation (net of tax)	(1,193)
Tax losses recognised	4,977
	12,312

For the half year ended 31 December 2005:

	Total US $000
UK restructuring provisions (net of tax)	(3,053)
	(3,053)

3. RECONCILIATION OF INCOME TAX EXPENSE

a) Income tax expense

	Half-year 2006 US $000	Half-year 2005 US $000
Current tax expense	35,465	8,198
Deferred tax expense	8,034	9,394
Under (over) provided in prior years	1,285	26
Total Income expense	44,784	17,618
Deferred income tax (revenue) expense included in income tax expense comprises:		
Decrease (increase) in deferred tax assets	2,431	(10,075)
(Decrease) increase in deferred tax liabilities	5,603	19,469
	8,034	9,394

b) Numerical reconciliation of income tax expense to prima facie tax payable

	2006	2005
Profit from continuing operations before income tax expense	168,024	69,181

The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	2006	2005
Prima facie income tax expense thereon at 30%	50,407	20,754
Tax effect of permanent differences:		
Non-deductible depreciation	495	323
Research and development allowance	(616)	(509)
Tax losses recognised not previously bought to account	(6,016)	(1,138)
Tax losses not recognised	1,073	-
Non-assessable capital gains	(2,081)	-
Share based payments	785	256
Finance costs	(2,524)	(2,494)
Other deductible items	(4,441)	(3,382)
Other	(106)	165
Differential in overseas tax rates	6,523	3,617
Prior year tax (over)/under provided	1,285	26
Income tax expense	44,784	17,618

c) Amounts recognised directly in equity

	2006	2005
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity		
Current tax – credited directly to equity	-	-
Net deferred tax – debited (credited) directly to equity	1,067	(1,663)
	1,067	(1,663)

4. DIVIDENDS

	Half-year 2006 US $000	Half-year 2005 US $000
Ordinary shares		
Dividends provided for or paid during the half year	31,961	26,866

Dividends not recognised at the end of the half year
In addition to the above dividends, since the end of the half year the directors have declared the payment of an unfranked interim dividend of AU 8.0 cents per fully paid ordinary share (2006 – AU 6.0 cents, unfranked). As the dividend was not declared until 14 February 2007, a provision has not been recognised as at 31 December 2006.

5. BUSINESS COMBINATION

The following controlled entity was acquired by the consolidated entity at the date stated and its operating results have been included in the income statement from the relevant date.

On 17 October 2006, Computershare acquired an additional 20% of the National Registry Company for USD 6 million cash. From this date onwards the results of the National Registry Company has been consolidated by the Computershare Group as this increased its ownership interest to 65%. The total revenue and net profit consolidated for the three months is not material to the Group.

The assets and liabilities arising from the acquisition are as follows:

	NRC Acquiree's carrying amount US $000
Cash	19,480
Receivables	1,048
Property, plant and equipment	150
Other financial assets	2,519
Tax assets	443
Other assets	356
Payables	(5,202)
Net Assets	18,794

The carrying values at the date of acquisition were equal to the fair value for all net assets acquired.

Where acquisitions have been made during the period, the company has 12 months from acquisition date in which to finalise the necessary accounting, including the calculation of goodwill. Until the expiry of the 12 month period provisional amounts have been included in the consolidated results.

In accordance with accounting policy the acquisition accounting for the National Bank Trust, Sun Trust Bank Inc, Lord Securities and Financial BPO business combinations has been finalised. The following adjustments have been made to the provisional values recognised during the current reporting period:

	US $000
Recognition of intangible assets separately from goodwill	13,359

6. SEGMENT INFORMATION

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA) and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany, South Africa and Russia. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Communication Services (formerly Document Services), Stakeholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of share registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Communication Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Stakeholder Relationship Management Services Group comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry and financial services. Intersegment charges are at normal commercial rates.

PRIMARY BASIS - Geographic Segments
December 2006

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	US $000	US $000	US $000	US $000	US $000
Revenue					
External revenue	156,489	147,615	384,518	2,363	690,985
Intersegment revenue	9,367	6,866	1,210	(17,443)	-
Total segment revenue	165,856	154,481	385,728	(15,080)	690,985
Other income	7,097	1,911	3,886	-	12,894
Segment result					
Profit/(loss) from ordinary activities before income tax	35,540	37,965	92,488	2,031	168,024
Income tax expense					(44,784)
Profit from ordinary activities after income tax					123,240
Depreciation	3,718	3,778	3,719	-	11,215
Other non-cash expenses	2,155	322	2,952	-	5,429
Liabilities					
Total segment liabilities	57,807	86,993	653,484	50,348	848,632
Assets					
Total segment assets	908,626	245,073	1,778,035	(1,268,008)	1,663,726
Carrying value of investments in associates and joint ventures included in segment assets	659	9,625	-	-	10,284
Segment assets acquired during the reporting period:					
Property, plant & equipment	2,725	3,190	1,998	-	7,913
Other non current segment assets	-	5,201	-	-	5,201
Total	2,725	8,391	1,998	-	13,114

6. SEGMENT INFORMATION CONTINUED

PRIMARY BASIS - Geographic Segments
December 2005

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	US $000	US $000	US $000	US $000	US $000
Revenue					
External revenue	124,813	115,251	343,916	2,734	586,714
Intersegment revenue	8,305	5,864	2,622	(16,791)	-
Total segment revenue	133,118	121,115	346,538	(14,057)	586,714
Other income	306	753	105	151	1,315
Segment result					
Profit/(loss) from ordinary activities before income tax	11,308	2,285	53,243	2,346	69,182
Income tax expense					(17,618)
Profit from ordinary activities after income tax					51,564
Depreciation	3,030	2,921	5,838	-	11,789
Other non-cash expenses	1,981	160	1,278	-	3,419
Liabilities					
Total segment liabilities	65,284	79,876	750,971	43,128	939,259
Assets					
Total segment assets	802,697	181,042	1,895,677	(1,303,836)	1,575,580
Carrying value of investments in associates and joint ventures included in segment assets	364	5,804	-	-	6,168
Segment assets acquired during the reporting period:					
Property, plant & equipment	4,884	1,828	3,490	-	10,202
Other non current segment assets	9,588	-	14,879	-	24,467
Total	14,472	1,828	18,369	-	34,669

6. SEGMENT INFORMATION CONTINUED

SECONDARY - Business Segments
December 2006

Major business segments	Stakeholder Relationship Management Services US $000	Corporate Services US $000	Communication Services US $000	Investor Services US $000	Plan Services US $000	Technology Services US $000	Unallocated/ Eliminations US $000	Consolidated Total US $000
Revenue								
External revenue	33,565	953	37,235	546,800	58,178	11,891	2,363	690,985
Intersegment revenue	1,694	77,333	63,030	3,676	567	66,485	(212,785)	-
Total segment revenue	**35,259**	**78,286**	**100,265**	**550,476**	**58,745**	**78,376**	**(210,422)**	**690,985**
Other income	9,548	2,175	6	1,049	-	116	-	12,894
Segment result								
Profit/(loss) from ordinary activities before income tax	9,269	(21,530)	7,366	153,713	11,970	5,543	1,693	168,024
Income tax expense								(44,784)
Profit from ordinary activities after income tax								123,240
Depreciation	241	419	2,244	3,290	64	4,957	-	11,215
Other non-cash expenses	26	1,794	556	2,860	84	109	-	5,429
Liabilities								
Total segment liabilities	22,758	470,715	11,894	245,952	37,624	19,261	40,428	**848,632**
Assets								
Total segment assets	109,246	1,322,825	61,754	1,319,190	97,895	29,551	(1,276,735)	**1,663,726**
Carrying value of investments in associates and joint ventures included in segment assets	-	-	-	10,284	-	-	-	10,284
Segment assets acquired during the reporting period:								
Property, plant & equipment	579	42	1,803	3,590	339	1,560	-	7,913
Other non current segment assets	-	-	-	5,201	-	-	-	5,201
Total	**579**	**42**	**1,803**	**8,791**	**339**	**1,560**	**-**	**13,114**

6. SEGMENT INFORMATION CONTINUED

SECONDARY BASIS - Business Segments
December 2005

Major business segments	Stakeholder Relationship Management Services US $000	Corporate Services US $000	Communication Services US $000	Investor Services US $000	Plan Services US $000	Technology Services US $000	Unallocated/ Eliminations US $000	Consolidated Total US $000
Revenue								
External revenue	34,607	976	33,796	464,191	38,548	14,272	323	586,713
Intersegment revenue	5,308	14,732	31,014	7,488	340	43,161	(102,043)	-
Total segment revenue	39,915	15,708	64,810	471,679	38,888	57,433	(101,720)	586,713
Other income	161	16	57	(1,475)	2	(8)	2,562	1,315
Segment result								
Profit/(loss) from ordinary activities before income tax	(4,949)	(21,586)	3,915	82,474	4,411	5,068	(151)	69,182
Income tax expense								(17,618)
Profit from ordinary activities after income tax								51,564
Depreciation	448	281	1,804	4,296	76	4,883	-	11,788
Other non-cash expenses	49	1,815	391	1,086	41	38	-	3,420
Liabilities								
Total segment liabilities	7,143	549,855	9,605	298,243	32,434	18,450	23,529	939,259
Assets								
Total segment assets	109,813	1,337,107	53,661	1,262,690	104,154	32,176	(1,324,021)	1,575,580
Carrying value of investments in associates included in segment assets	-	-	-	6,168	-	-	-	6,168
Segment assets acquired during the reporting period:								
Property, plant & equipment	598	110	3,727	2,058	5	3,704	-	10,202
Other non current segment assets	-	-	-	24,467	-	-	-	24,467
Total	598	110	3,727	26,525	5	3,704	-	34,669

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. Corporate segment assets also include financial assets. Segment liabilities consist primarily of trade and other creditors, employee entitlements and other provisions. Corporate segment liabilities also include borrowings. Segment assets and liabilities do not include income taxes.

7. EQUITY SECURITIES ISSUED

	Half-year 2006 Shares	2005 Shares	Half-year 2006 US $000	2005 US $000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Computershare Limited Employee Option Plan	**447,500**	2,331,750	**920**	9,027
Issued as part of acquisitions (option exercise)	**990,000**	-	**4,638**	-
Shares bought back on market and cancelled	**(650,000)**	-	**(4,327)**	-
	787,500	2,331,750	**1,231**	9,027

On 15 November 2006, Computershare announced an on-market buy back of up to 25 million ordinary shares for capital management purposes. The buy back commenced no earlier than 30 November 2006 and is being conducted over the ensuing six months. During December 2006 the company purchased and cancelled 650,000 ordinary shares at a total cost of US $4,326,963 (AU $5,678,820) with prices ranging from AU $8.69 to AU $8.75.

8. EARNINGS PER SHARE

	Calculation of Basic EPS US $000	Calculation of Diluted EPS US $000	Calculation of Management Basic EPS US $000	Calculation of Management Diluted EPS US $000
Half year end 31 December 2006				
Earnings per share (cents per share)	19.91cents	19.90cents	17.86cents	17.84cents
Net profit	123,240	123,240	123,240	123,240
Outside equity interest (profit)/loss	(3,895)	(3,895)	(3,895)	(3,895)
Exclusion of significant items (note 2)	-	-	(12,312)	(12,312)
Net profit	**119,345**	**119,345**	**107,033**	**107,033**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	599,421,051		599,421,051	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		599,822,176		599,822,176

	Calculation of Basic EPS US $000	Calculation of Diluted EPS US $000	Calculation of Management Basic EPS US $000	Calculation of Management Diluted EPS US $000
Half year end 31 December 2005				
Earnings per share (cents per share)	8.31 cents	8.28 cents	8.82 cents	8.79 cents
Net profit	51,564	51,564	51,564	51,564
Outside equity interest (profit)/loss	(2,061)	(2,061)	(2,061)	(2,061)
Inclusion of significant items (note 2)	-	-	3,053	3,053
Net profit	49,503	49,503	52,556	52,556
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	595,760,126		595,760,126	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		597,605,502		597,605,502

8. EARNINGS PER SHARE CONTINUED

Employee option movements to 31 December 2006 are as follows:

Issue Date	*Expiry Date*	*Exercise Price AUD*	*Number On Issue 30/06/06*	*Number Issued This Year*	*Number Cancelled This year*	*Number Exercised This year*	*Number On Issue 31/12/06*
6 Mar 2002	5 Feb 2007	$2.770	309,500	-	-	(309,500)	-
6 Mar 2002	5 Feb 2007	$2.520	38,000	-	-	(38,000)	-
27 May 2002	26 Apr 2007	$2.550	100,000	-	-	(100,000)	-
Total			**447,500**	-	-	**(447,500)**	-

All employee options were exercised by 31 December 2006. No options have been issued since the half year end.

9. RECONCILIATION OF NET PROFIT AFTER TAX TO CASH FLOWS FROM OPERATING ACTIVITIES

	Half year	
	2006	2005
	US $000	US $000
Net profit after income tax	123,240	51,564
Adjustments for non-cash income and expense items:		
- Depreciation and amortisation	15,142	13,711
- (Profit)/loss on sale of assets	(11,066)	132
- Share of net (profit)/loss of associates accounted for using equity method	(1,030)	(1,092)
- Derivative financial instruments	(292)	1,130
- Other	626	(562)
Changes in assets and liabilities:		
- (Increase)/decrease in accounts receivable	716	10,470
- (Increase)/decrease in inventory	(7)	(390)
- (Increase)/decrease in other assets	59	1,416
- Increase/(decrease) in tax balances	26,775	1,176
- Increase /(decrease) in payables and provisions	(25,670)	(12,874)
- Increase/(decrease) in reserves	9,012	1,138
Net cash provided by operating activities	**137,505**	65,819

10. CONTINGENT LIABILITIES

Contingent liabilities at balance date, not otherwise provided for in these financial statements are categorised as follows:

(a) Guarantees and Indemnities

Guarantees and indemnities of AU $400,000,000 (30 June 2006: AU $400,000,000) have been given to the consolidated entity's Australian Bankers by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Investments (UK)(No. 3) Ltd, Computershare Finance Company Pty Ltd, and Computershare US General Partnership under a Multicurrency Revolving Facility Agreement dated 18 March 2005.

Bank guarantees of AU $520,000 (30 June 2006: AU $520,000) have been given in respect of facilities provided to Computershare Clearing Pty Ltd.

A bank guarantee of AU $25,000 (30 June 2006: AU $4,025,000) has been given in respect of facilities provided to Computershare Ltd.

A bank guarantee of AU $500,000 (30 June 2006: AU $500,000) has been given in respect of facilities provided to Sepon Australia Pty Ltd.

A bank guarantee of AU $257,237 (30 June 2006: AU $257,237) has been given in respect of facilities provided to Computershare Investor Services Pty Ltd.

A bank guarantee of AU $88,350 (30 June 2006: AU $88,350) has been given in respect of facilities provided to Computershare Communication Services Limited.

Bank guarantees totalling CAD $1,800,000 (30 June 2006: CAD $1,800,000) has been given by Computershare Trust Company of Canada and Computershare Investor Services Inc in respect of standby letters of credit for the payment of payroll.

Guarantees of US $2,760,861 and AU $497,713 (30 June 2006: US $2,760,861 and AU $497,713) have been given by Computershare Limited as security for bonds in respect of leased premises.

A bank guarantee of HK $398,197 (30 June 2006: HK $398,197) has been given by Computershare Hong Kong Investor Services Limited as security for bonds in respect of leased premises.

A bank guarantee of Rand 850,000 (30 June 2006: Rand 850,000) has been given by Computershare South Africa (Pty) Ltd as security for bonds in respect of leased premises.

Guarantees and indemnities of US $318,500,000 (30 June 2006: US $318,500,000) have been given to US Institutional Accredited Investors by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Finance Company Pty Ltd and Computershare Investments (UK)(No. 3) Ltd under a Note and Guarantee Agreement dated 22 March 2005.

(b) Legal and Regulatory Matters

Due to the nature of operations, certain commercial claims and regulatory investigations in the normal course of business have been made against Computershare in various countries. An inherent difficulty in predicting the outcome of such matters exist, but based on current knowledge and consultation with legal counsel, we do not expect any material liability to the Group to eventuate. The status of all claims and regulatory investigations is monitored on an ongoing basis, together with the adequacy of any provisions recorded in the Group's Financial Statements.

10. CONTINGENT LIABILITIES CONTINUED

(c) Other

As noted in this financial report, the Group is subject to regulatory capital requirements administered by certain US and Canadian banking commissions and by the Financial Services Authority in the UK. These requirements pertain to the trust company charter granted by the commissions and the Financial Services Authority. Failure to meet minimum capital requirements, or other ongoing regulatory requirements, can initiate action by the regulators that, if undertaken, could revoke or suspend the Group's ability to provide trust services to customers in these markets. At all relevant times the Computershare subsidiaries have met all minimum capital requirements. In addition to the capital requirements, a trust company must deposit eligible securities with a custodian. The Group has deposited a certificate of deposit with the Group's custodian in the UK in order to satisfy this requirement.

Computershare Limited (Australia) has issued a letter of warrant to Computershare Custodial Services Ltd. This obligates Computershare Limited (Australia) to maintain combined tier one capital of at least Rand 500,000,000.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries is US $5,815,558 (30 June 2006: US $3,593,491). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

In consideration of the Australian Securities and Investments Commission agreeing to allow AU $5,000,000 to form part of the net tangible assets of Computershare Clearing Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Clearing Pty Ltd, an AU $5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Clearing Pty Ltd. The loan was made pursuant to a deed of subordination dated 7 January 2004.

Computershare Limited (Australia), as the parent company, has undertaken to own, either directly or indirectly, all of the equity interests and guarantee performance of the obligations of Computershare Investor Services LLC, Computershare Trust Company Inc, Georgeson Shareholder Communications Inc, Computershare Trust Company of Canada and Computershare Investor Services Inc with respect to any financial accommodation related to transactional services provided by Harris Trust and Savings Bank, Chicago.

11. SIGNIFICANT EVENTS AFTER BALANCE DATE

No matter or circumstance has arisen since the end of the half-year which is not otherwise disclosed within this report or in the consolidated financial statements, that has significantly or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Directors' Declaration

In the directors' opinion:

(a) the financial statements and notes set out on pages 7 to 21 are in accordance with the *Corporations Act 2001*, including:
   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Computershare Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

C.J. Morris, Executive Chairman

S. Crosby, Managing Director

Melbourne
14 February 2007

Statement to the Board of Directors of Computershare Limited

The Chief Executive Officer and Chief Financial Officer state that:

a) With regard to the integrity of the financial report of Computershare Limited and its controlled entities (the Group) for the half year ended 31 December 2006:

   (i) The financial statements and notes thereto comply with Accounting Standards in all material respects;
   (ii) The financial statements and notes thereto give a true and fair view, in all material respects of the financial position and performance of the company and consolidated entity;
   (iii) In our opinion, the financial statements and notes thereto are in accordance with the *Corporations Act 2001*; and
   (iv) In our opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due payable.

b) With regard to the Group's risk management and internal compliance and control systems for the half year ended 31 December 2006:

   (i) The statements made in (a) above regarding the integrity of the financial statements and notes thereto is founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the Board;
   (ii) The risk management and internal compliance and control systems to the extent they relate to financial reporting are operating effectively and efficiently, in all material respects, based on the risk management model adopted by the company; and
   (iii) Nothing has come to our attention since 31 December 2006 that would indicate any material change to the statements in (i) and (ii) above.

S. Crosby
Chief Executive Officer

T.F. Honan
Chief Financial Officer

14 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

INDEPENDENT AUDITOR'S REVIEW REPORT

to the members of Computershare Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Computershare Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Computershare Limited Group (the consolidated entity). The consolidated entity comprises both Computershare Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Computershare Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Computershare Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Simon Gray

S. Gray
Partner

Melbourne
14 February 2007

NTA Backing *(Appendix 4D item 3)*

	31 December 2006	31 December 2005
Net tangible asset backing per ordinary share	(0.63)	(0.80)

Controlled entities acquired or disposed of *(Appendix 4D item 4)*

Acquired	**National Registry Company**
Date control gained	17 October 2006
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial

Disposed of	**Georgeson Shareholder Analytics (UK) Limited**	**Hlulumiti Limited**
Date control lost	1 July 2006	1 July 2006
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial	Immaterial

Additional dividend information *(Appendix 4D item 5)*

Details of dividends declared or paid during or subsequent to the half-year ended 31 December 2006 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Foreign sourced dividend amount per security
8 September 2006	22 September 2006	Final	AU 7 cents	AU $41,960,069	$nil	-
5 March 2007	23 March 2007	Interim	AU 8 cents	AU $47,946,325*	$nil	-

* based on 599,329,059 shares on issue as at 9 February 2007.

Dividend reinvestment plans *(Appendix 4D item 6)*

The company has no dividend reinvestment plan in operation.

Associates and Joint Venture entities *(Appendix 4D item 7)*

Name	*Ownership interest*		*Aggregate share of profits/(losses)*		*Contribution to net profit*	
	Dec 2006 %	Dec 2005 %	**Dec 2006 US $000**	Dec 2005 US $000	**Dec 2006 US $000**	Dec 2005 US $000
Chelmer Limited	50	50	-	-	-	-
The National Registry Company (a)	-	45	1,200	3,812	940	1,172
Japan Shareholder Services	50	50	121	(154)	90	(78)
Nikoil (b)	40	-	618	-	471	-

a) On 17 October 2006, the Computershare group acquired an additional 20% of National Registry Company. Above results are only for the 5 months ending 30 November 2006. From this date onwards, the results and balance sheet of the entity have been consolidated by Computershare Group.

b) On 17 October 2006, the Computershare Group acquired 40% of Registrar Nikoil Company JSC.

Foreign Entities

All foreign entities reports have been prepared under International Financial Reporting Standards.

Audit Status *(Appendix 4D item 9)*

This report is based on accounts which have been reviewed.

CORPORATE DIRECTORY

DIRECTORS
Christopher John Morris (Executive Chairman)
William Stuart Crosby (Chief Executive Officer)
Alexander Stuart Murdoch
William E Ford
Philip Daniel DeFeo
Penelope Jane Maclagan
Anthony Norman Wales
Dr Markus Kerber
Simon David Jones
Arthur Leslie Owen

COMPANY SECRETARIES
Dominic Matthew Horsley
Katrina Diana Bobeff

REGISTERED OFFICE
Yarra Falls
452 Johnston Street
Abbotsford
Victoria Australia 3067
Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

STOCK EXCHANGE LISTING
Australian Stock Exchange Limited

BANKERS
National Australia Bank Limited
500 Bourke Street
Melbourne Victoria 3000

Australia and New Zealand Banking Group Limited
530 Collins Street
Melbourne Victoria 3000

The Royal Bank of Scotland Plc
Corporate and Institutional Banking
135 Bishopsgate
London EC2M 3UR

SOLICITORS
Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne Victoria 3000

AUDITORS
PricewaterhouseCoopers
Freshwater Place
2 Southbank Boulevard
Southbank Victoria 3006

SHARE REGISTRY
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
PO Box 103 Abbotsford
Victoria Australia 3067
Telephone +61 3 9415 5087
Facsimile +61 3 9473 2500

Computershare Limited
Half Year Results 2007 Presentation

Stuart Crosby
Tom Honan

14 February 2007

CERTAINTY INGENUITY ADVANTAGE

Computershare


Financial Results
CEO's Report

Stuart Crosby

President & CEO

Summary of Results

- Management EPS of 17.86 cents, up 102%
- Management Net Profit After OEI of US$107.0m, up 104%
- Total Revenue of US$694.0m, up 18%
- Free cash flows of US$129.7m, up 153%
- Operating Costs of US$506.3m, a 3% increase
- Days Sales Outstanding at 45 days, down 8 days
- Final Dividend of 8 cents (AUD) per share

Note: all results are in USD except for dividend

A strong result from a broad base

- Performing well across all major business lines and regions
- Standouts: US, UK, Canada, Aus, HK
- Revenue growth a factor but margin growth more important
  - Cost growth 3% vs. sales revenue growth 18% takes Management EBITDA margin from 17% to 27%
- Market cycles (equity and interest rate) favourably aligned around the globe

Global Equities Market

Completed M & A Volume


$ Billions
Global Completed M&A Volume (la)
Total Completed M&A Transactions (ra)

Annual M & A Book to Bill Ratio


Book-to-bill ratio
Average

2006 Total Volume:	$2,852 bn	2006 Annualized Volume:	$2,852 bn
2005 Total Volume:	$2,108 bn	2006 vs. 2005:	35.3%
1991-2005 Avg Volume:	$1,519 bn	2006 vs. 1991-2005 Avg:	87.8%

2006	1.29x	2006 vs 2000 - 2005 Avg	21.9%
2000-2005 Average	1.06x	2006 vs 1991 - 2005 Avg	14.6%
1991-2005 Average	1.13x		

Source: SDC Thomson Financial and UBS Securities Australia Ltd

Global Interest Rate Market


%
UK
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007


%
US
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007


%
Canada
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007

Computershare Strengths

- Recurring Revenue – >70% of revenue is of a recurring nature
- Global Diversification – across 17 countries including growth engines China, India and Russia.
- Exposure to northern hemisphere interest rates
- Technological innovation and capabilities – enhanced by acquisitions
- Integration of businesses – demonstrated achievement over many years
- Continued strong EPS growth.

Guidance Upgrade

In light of the excellent first half result and the continuation of favourable equity and interest rate market conditions, the company is expecting to report annual earnings numbers (reflected in Management EPS) approximately 50% higher than last year. Any guidance beyond the current year will depend on market activity and will be provided at the company's annual release in August 2007.


Introduction
CEO's Report

USD Reporting

Financial Results

- Announced 13th December 2006 – adoption of US dollars as presentation currency
- Introduced as a result of the increasing contribution of the US businesses to the consolidated results of the Group
- Effective for the financial year beginning 1st July 2006 and beyond
- Today's results are in US dollars

Group Financial Performance – US$m

Financial Results

	IH07	IH06	Variance
Sales Revenue	687.9	583.6	18%
Interest & Other Income	6.1	4.4	38%
Total Revenue	**694.0**	**588.1**	**18%**
Operating Costs	506.3	489.5	(3%)
Share of Net (Profit)/Loss of Associates	(1.0)	(1.1)	
Management EBITDA	**188.7**	**99.7**	**89%**
Management Adjustments - Revenue/(Expense)	10.3	(4.4)	
Reported EBITDA	**199.1**	**95.3**	**109%**
Management EPS	**17.86**	**8.82**	**102%**

Computershare

CPU Revenues


Revenue Type
3%
11%
5%
8%
5%
20%
48%
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
Fund Services
Technology & Other Revenue

Revenue Breakdown – US$m

	1H07	1H06	Variance
Register Maintenance	331.1	284.6	16%
Corporate Actions	141.6	92.1	54%
Fund Services	73.0	67.2	9%
Stakeholder Relationship Mgt	34.2	35.4	(3%)
Employee Share Plans	58.2	44.2	32%
Communication Services	37.2	31.7	17%
Technology & Other Revenues	18.6	32.8	(43%)
Total Revenue	**694.0**	**588.0**	**18%**

Note: Included in the revenue results are $84.0m of Margin Income (1H06: $52.1m) and $132.9m of Recoverable Income (1H06: $111.8m).

Behind the Headline – NPAT IMPACT

	US$000's
Net profit after tax at 31 December 2006	**119,345**
Marked to market adjustments - derivatives	(205)
Client list amortisation	1,193
Profit on sale of Analytics	(7,951)
US property rationalisation	1,483
Acquisition provisions no longer required	(1,855)
Tax losses recognised	(4,977)
Management adjusted profit after tax at 31 December 2006	**107,033**

EPS Growth FY05 to FY10


Management EPS
US cents
50
40
30
20
10
0
FY05
FY06
FY07
FY08
FY09
FY10
EPS projected from FY05 at 20% p.a.
Actual / Forecast EPS growth

Computershare

Management EPS Performance

Financial Results


Rolling 12 months
US cents
40
35
30
25
20
15
10
5
0
AGAAP
AIFRS
1H04
1H05
1H06
1H07

Computershare

Analysis of Management EPS – Half Year Comparison

Financial Results



US cents
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
6.60
9.51
8.82
13.92
17.86
1H05
2H05
1H06
2H06
1H07

Computershare

Half Year Comparisons – Revenue & EBITDA



$USm
$USm
Revenue
EBITDA
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
1H05
2H05
1H06
2H06
1H07
Total Revenue
Management EBITDA

Computershare

Half Year Comparisons – Revenue & EBITDA


1st Half
$USm
$USm
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
188.7
1H05
1H06
1H07
Revenue
Management EBITDA


2nd Half
$USm
$USm
AGAAP
AIFRS
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
2H04
2H05
2H06
Revenue
Management EBITDA

Computershare

Regional Analysis – 1H07 Revenue & EBITDA

Total Revenue Breakdown


23%
21%
56%
Asia Pacific
EMEA
North America

EBITDA Breakdown


21%
21%
58%
Asia Pacific
EMEA
North America

1H07 NPAT Analysis


$USm
160
140
120
100
80
60
40
20
0
16.3
31.1
41.6
0.4
3.6
1.8
1H06 NPAT AIFRS
1
2
3
4
5
6
7
1H07 NPAT AIFRS

1 EBITDA - AP

2 EBITDA - EMEA

3 EBITDA - NA

4 Depn & Amort

5 Interest

6 Tax

7 OEI

Half Year Comparisons – Operating Costs



$USm
600
500
400
300
200
100
0
1H05
2H05
1H06
2H06
1H07

Computershare

Technology Costs – Establishing Global Platform

Financial Results



US$m
%
90.0
80.0
70.0
60.0
50.0
40.0
30.0
15.0%
10.0%
5.0%
0.0%
11%
10%
11%
10%
9%
37.5
42.3
64.7
50.8
61.7
1H05
2H05
1H06
2H06
1H07
Total Technology costs
Technology costs as a % of sales revenue

Computershare

Analysis of 1H07 Technology Costs


2%
34%
33%
31%
☐ Development ▩ Infrastructure ▩ Maintenance ■ Admin incl. External Bureau

Total Costs	US$61.7m
Development Costs	US$21.1m

Net Operating Cash Flows

Financial Results


SUSm
Operating Cash Flows Vs. Capital Expenditure
160
120
80
40
0
36.7
11.8
73.1
11.8
65.8
14.6
117.8
10.4
137.5
7.8
1H05
2H05
1H06
2H06
1H07
Operating Cash Flows
Capital Expenditure

Computershare

Free Cash Flow – up 153% on 1H06


$USm
Operating Cash Flows less Capital Expenditure
140
120
100
80
60
40
20
0
24.9
61.3
51.3
107.3
129.7
1H05
2H05
1H06
2H06
1H07

Computershare

Balance Sheet as at 31 December 2006

	Dec-06 US$'000s	Jun-06 US$'000s	Variance
Current Assets	371,239	338,475	10%
Non Current Assets	1,292,487	1,264,318	2%
Total Assets	**1,663,726**	**1,602,793**	**4%**
Current Liabilities	276,663	265,620	(4%)
Non Current Liabilities	571,969	637,305	10%
Total Liabilities	**848,632**	**902,925**	**6%**
Total Equity	**815,094**	**699,868**	**16%**

Computershare Borrowings

	Dec-06 US$m	Jun-06 US$m	Variance
Cash	**110.0**	**72.8**	**51%**
Interest Bearing Liabilities *	**430.7**	**476.5**	**10%**
Net Debt	**320.7**	**403.7**	**21%**
Management EBITDA **	329.1	240.0	37%
Coverage	**0.97**	**1.68**	**42%**

* Average Tenor of drawn debt is 5.2 years
** Rolling 12 months

Capital Expenditure

Financial Results



Capital Expenditure Vs. Depreciation
$USm
20.0
15.0
10.0
5.0
0.0
0.6
1.4
0.8
0.5
1.1
2.1
2.7
4.1
0.9
2.3
1H05
2H05
1H06
2H06
1H07
Depreciation
Information Technology
Communication Services Facilities
Occupancy
Other

Computershare

Working Capital Management

Financial Results

Days Sales Outstanding


Days
70
60
50
40
30
20
10
0
63
53
45
45
FY05
1H06
FY06
1H07

Note: historical DSO restated to exclude deferred revenue

Computershare

Return On Invested Capital Vs. WACC


Increased returns, Cost of Capital flat
AGAAP
AIFRS
18%
16%
14%
12%
10%
8%
6%
FY03
FY04
FY05
FY06
1H07
WACC
ROIC

Computershare

Return on Equity Vs. Return on Assets

Financial Results



AGAAP
AIFRS
25%
20%
15%
10%
5%
0%
FY03
FY04
FY05
FY06
1H07
ROA
ROE

Computershare

Interest Rate Sensitivity

Financial Results



USSm PBT Impact
80
60
40
20
0
-20
-40
-60
-80
-3.00%
-2.50%
-2.00%
-1.50%
-1.00%
Current
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
Exposure
Hedged exposure
100% Hedged

Computershare

Equity Management – Final Dividend of 8 cps (AU)

› EPS – Basic	US 19.91 cents
› EPS – Management	US 17.86 cents
› Full Dividend (unfranked)	AU 8.0 cents
› Current Yield*	1.5%

* Based on 12 month dividend and share price of A$9.80 (close 13th Feb 07)

Equity Management – Ordinary Share buy-back

Financial Results

- Announced 15th November 2006 – on market share buy-back of up to 25 million ordinary shares
- Acquired 1,325,000 ordinary shares as at 13th February 2007
- Average price AUD $8.68

Financial Summary – Final Remarks

- **Continued strong EPS growth - 102%**
  after 5 years of growth > 20% CAGR
- **Free cash flow up 153%**
- **Record revenues**
- **Maintained strong balance sheet**
  lowering earnings to debt coverage by 42%
- **Dividend increased to 8 cents (AUD) per share**


Market Overview
Financial Results

Computershare

Stuart Crosby
President & CEO

Computershare's changed global shape

- Previously largely symmetrical
- Now US ~50% - dedicated Management
- Key areas:
  - US
  - Canada
  - Asia
  - Aust/NZ
  - UK/Russia/Ireland/SA
  - Germany
- Global executive team:
  - Chris Morris (Exec Chairman)
  - Stuart Crosby (President & CEO)
  - Steven Rothbloom (US President)
  - Penny Maclagan (CIO)
  - Tom Honan (CFO)

Group Strategy

Three focuses:

1. **Continue to drive operations quality and efficiency through measurement, benchmarking and technology**

2. **Improve our front office skills to protect and drive revenue**

3. **Seek acquisition and other growth opportunities where we can add value and enhance returns for our shareholders**

Geographic update - USA

Investor Services

- Migrations all but complete (3 clients left)
- Client retention remains strong
- Operational fine-tuning will continue
- Corporate action pipeline remains strong (CPU did the largest M&A transactions in TA, proxy and Mutual Funds for calendar 2006)
- SEC "notice and access" reforms create opportunities

Other

- Fund Services - continues to win vast majority of work
- Plans - new client wins, long implementation
- Communication Services - internal
  - external

Geographic update - Canada

Strong corporate actions flows; market share in the strong western Canada market especially pleasing at 65%; great proxy deal flow

Integration of National Bank acquisition bedding down

Continuing to look to consolidation opportunities – but mostly small

Operational efficiency a focus

Geographic update – UK, Russia, Ireland and South Africa

UK

› Restructure delivered major savings in shared services costs
› Big wins in Standard life, BAA takeover, Aviva SSP, Rental Bonds
› Rationalised business lines, contracts – some sold or cancelled
› DI listing increasing significantly and CPU winning majority

Russia

› CPU continues to drive consolidation – now 65% NRC and 40% NIKoil
› Margins attractive and feeds DI listings into the UK

Ireland

› Improving margins and good revenue growth

SA

› Stable business in tough market - retaining market share

Geographic update – Rest of Europe

Germany

- Computershare now largest and only integrated provider of AGM and registry services
- Short term opportunities to penetrate existing client base with integrated offerings
- Longer term opportunities to provide bearer share and corporate action services

Other Europe

- Further consolidation opportunities in Germany and Switzerland

Geographic update - Asia

Hong Kong

- Continued flow of China IPOs into Hong Kong (ICBC etc)
- Extending product range – Plans, eIPO, more to come

Japan

- Joint venture with MUTB continues to perform well
- Working on referral to other CPU businesses

India

- Mutual Fund Services continues strong performance while corporate TA tracks market

China

- Appointed a Beijing-based full time executive and seeking business registration

Geographic update – Australia and New Zealand

Investor Services

- Good news: better margins, a range of positive pricing outcomes, retaining and winning clients
- Strong pipeline of corporate activity

Communication Services

- Good corporate actions revenues, but commercial book also robust
- Strong focus on new product development / differentiation

Plans

- Continued organic growth and support for Asian initiatives

Global technology update

Development

- eIPO process scaled to process 30,000 applications per hour
- Dealing systems now handle 300,000 transactions per hour
- All client information synchronised globally on web based data services
- Completed Equiserve conversion

Infrastructure

- Created state of the art data centres in US and AU, deploying latest technologies

Computershare Limited
Half Year Results 2007 Presentation

Stuart Crosby
Tom Honan

14 February 2007

CERTAINTY INGENUITY ADVANTAGE

Computershare

Appendix:
Half Year Results 2007 Presentation

14 February 2007

Group Comparisons

Regional Analysis – 1H07 Revenue


$USm
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
62.7
76.4
166.2
48.2
28.9
64.6
5.0
13.9
15.3
6.5
17.8
33.9
21.4
11.0
4.8
6.8
0.0
66.2
1.8
0
24.0
5.9
0.5
9.9
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
Fund services
Fixed Income
Technology & Other Revenue
Asia Pacific
EMEA
North America

Half Year Comparisons - Revenue

Financial Results



$USm
400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
171.9
220.0
284.6
332.4
331.1
56.4
68.2
92.1
103.8
141.6
34.2
41.4
44.2
51.7
58.2
20.5
24.4
31.7
31.5
37.2
13.6
26.2
67.2
41.1
73.0
31.6
48.7
35.4
54.9
34.2
Register Maintenance
Corporate Actions
Employee Share Plans
Communication Services
Fund Services
Stakeholder Relationship Management
1H05
2H05
1H06
2H06
1H07

Computershare

Half Year Comparisons – Operating Costs

Financial Results



$USm
300.0
250.0
200.0
150.0
100.0
50.0
0.0
75.7
95.5
144.5
138.9
136.9
210.4
220.7
18.6
26.0
30.2
28.9
19.4
30.2
25.6
41.7
63.2
61.3
5.7
14.4
Cost of Sales
Personnel
Occupancy
Other Direct
Technology
Corporate
1H05
2H05
1H06
2H06
1H07

Computershare

Underlying Effective Tax Rate

Financial Results



AGAAP
AIFRS
%
35
30
25
20
15
10
5
0
23.7
19.4
23.9
30.6
FY04
FY05
FY06
1H07

Computershare

Key Financial Ratios


AGAAP
AIFRS
EBITDA interest coverage
times
25
20
15
10
5
0
21.1
12.1
8.7
10.5
FY04
FY05
FY06
1H07


AGAAP
AIFRS
Net Financial Indebtedness to EBITDA
times
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.21
2.48
1.68
0.97
FY04
FY05
FY06
1H07


AGAAP
AIFRS
Gearing (Net Debt/ Net Debt + Equity)
%
50%
40%
30%
20%
10%
0%
27%
41%
37%
28%
FY04
FY05
FY06
1H07


AGAAP
AIFRS
Funds Flow to Total Debt
%
80%
60%
40%
20%
0%
57%
27%
43%
67%
FY04
FY05
FY06
1H07

Risk Management - Interest Rate Sensitivity

Financial Results


No exposure 37%
Exposure to interest rates 33%
Effective hedging in place - both natural & synthetic 30%

Interest Rate Hedging

Strategy:	- Protect downside risk in current interest rate environment
Policy:	- Minimum hedge of 25% / Maximum hedge of 100%* * Board approved - Minimum term 1 year / Maximum term 5 years - Current hedging: 30%

Computershare

Risk Management – Average Funds Balances for the half year ended 31 December 2006

By Category


Sharesave / Employee Plans 14%
Broker Trust 14%
Regular Trust 18%
Corporate Actions 33%
Dissenter 5%
Dividend 16%

By Country


Australia 1%
Canada 46%
UK 28%
US 25%

Average fund balance US$6.4b

Appendix 2: Country Summaries

Country Summaries

Appendix 2: Country Summaries

Asia Pacific

Australia Half Year Comparison

Financial Results



Total Revenue
$Am
150
100
50
0
125.9
127.5
120.0
115.9
143.6
1H05
2H05
1H06
2H06
1H07



Revenue Breakdown
$Am
60
50
40
30
20
10
0
46.7
46.2
51.4
31.1
22.9
4.0
5.5
4.9
6.7
7.4
8.8
25.5
24.8
28.1
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
1H06
2H06
1H07

Computershare

New Zealand Half Year Comparison



Total Revenue
$NZm
10
8
6
4
2
0
9.0
7.9
9.7
7.7
8.6
1H05
2H05
1H06
2H06
1H07



$NZm
Revenue Breakdown
8
6
4
2
0
6.9
5.6
7.0
2.8
2.1
1.6
Register Maintenance
Corporate Actions
1H06
2H06
1H07

Computershare

Hong Kong Half Year Comparison

Financial Results

Total Revenue



$HKm
250
200
150
100
50
0
108.3
111.1
120.6
146.1
227.1
1H05
2H05
1H06
2H06
1H07

Revenue Breakdown



$HKm
130
120
110
100
90
80
70
60
50
40
30
20
10
0
76.9
95.7
103.5
43.5
49.3
123.4
Register Maintenance
Corporate Actions
1H06
2H06
1H07

Computershare

Appendix 2: Country Summaries

North America

United States Half Year Comparison



Financial Results
Total Revenue
$USm
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
94.8
138.2
282.5
282.0
299.4
1H05
2H05
1H06
2H06
1H07



Revenue Breakdown
$USm
160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
125.2
150.4
133.7
42.5
29.3
45.5
15.6
28.0
12.7
23.4
25.4
27.9
2.2
3.5
3.5
64.2
36.0
66.2
Register Main
Corp Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
Fund Services
1H06
2H06
1H07

Computershare

Canada Half Year Comparison

Financial Results


Total Revenue
CA$m
110
100
90
80
70
60
50
40
30
20
10
0
63.1
86.4
73.4
99.9
96.2
1H05
2H05
1H06
2H06
1H07


Revenue Breakdown
CA$m
80
70
60
50
40
30
20
10
0
54.9
68.8
63.6
9.5
19.5
21.4
2.1
3.8
2.9
4.8
6.1
6.7
1.5
1.7
1.5
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
1H06
2H06
1H07

Computershare

Appendix 2: Country Summaries

EMEA

United Kingdom Half Year Comparison


Total Revenue
GBPm
60.0
50.0
40.0
30.0
20.0
10.0
0.0
37.0
40.2
35.9
48.4
56.2
1H05
2H05
1H06
2H06
1H07


Revenue Breakdown
GBPm
40
30
20
10
0
22.3
26.4
32.3
3.2
7.5
11.6
2.7
4.6
1.8
6.6
8.8
9.4
0.5
0.5
1.1
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Communication Services
1H06
2H06
1H07

Computershare

Ireland Half Year Comparison


Total Revenue
EURm
4
3
2
1
0
2.7
3.1
3.0
3.0
3.4
1H05
2H05
1H06
2H06
1H07


Revenue Breakdown
EURm
3
2
1
0
2.4
2.6
2.7
0.6
0.4
0.7
Register Maintenance
Corporate Actions
1H06
2H06
1H07

Germany Half Year Comparison

Financial Results



EURm
Total Revenue
25
20
15
10
5
0
7.1
13.5
15.5
24.1
19.3
1H05
2H05
1H06
2H06
1H07



Revenue Breakdown
EURm
10
9
8
7
6
5
4
3
2
1
0
0.7
4.1
7.2
7.0
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Communication Services
1H06
2H06
1H07

Computershare

South Africa Half Year Comparison

Financial Results



Total Revenue
ZARm
120
100
80
60
40
20
0
94.7
99.3
99.4
99.3
87.7
1H05
2H05
1H06
2H06
1H07



ZARm
Revenue Breakdown
13.0
5.4
5.3
Register Maintenance
Corporate Actions
1H06
2H06
1H07

Computershare

Computershare

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Date:	Friday, 16 March 2007
To:	ASX
Subject:	Investor Briefing Materials

Attached are the materials that are being presented to investors today as part of a management briefing.

A copy of these materials will also be posted on the Company's website (www.computershare.com) later today.

For further details please contact:

Mr Darren Murphy
Head of Treasury & Investor Relations
Tel + 61 3 9415 5102

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.
Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

MARKET ANNOUNCEMENT

Computershare

Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Thursday, 1 March 2007

COMPUTERSHARE ADDS TO CORE BUSINESS IN NORTH AMERICA

Computershare Limited **(ASX:CPU)** today announces two acquisitions in North America. Consideration for both transactions is payable in cash and totals approximately USD25m whilst associated revenues are approximately USD8m. Both acquisitions are expected to be immediately earnings per share accretive.

In Canada, Computershare has agreed to acquire the Corporate Trust assets of TD Bank Financial Group, which predominantly include trusteeships on debt and securitisation structures, as well as escrows of cash and securities. This transaction is expected to close in early May 2007 and transition of clients to Computershare systems is planned to be completed by July 2007.

In the US, Computershare has acquired the transfer agent business of Western Corporate Services, trading as U.S. Stock Transfer Corporation (USST). USST serves approximately 400 issuers and it is anticipated that client migrations will be completed over the next several months. The USST acquisition will significantly enhance Computershare's capabilities in the Californian and Northwest regions.

"While individually small, these acquisitions are part of our on-going consolidation of like businesses across the world," said Stuart Crosby, CEO of Computershare. "We will continue to look for opportunities to further consolidate in all the markets we operate in."

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
+61-3-9415-5102
darren.murphy@computershare.com.au

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.
Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

COMPUTERSHARE
INVESTOR PRESENTATION 2007

16th March 2007

CERTAINTY INGENUITY ADVANTAGE

Computershare

COMPUTERSHARE
INVESTOR PRESENTATION

Stuart Crosby
Chief Executive Officer
16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

COMPUTERSHARE EMEA

INVESTOR PRESENTATION

Chris Morris
Managing Director / EMEA
16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

COMPUTERSHARE - EMEA

UK:
London, Edinburgh,
Bristol, Channel Islands

Ireland: Dublin

Germany: Munich

Russia: Moscow

Italy: Rome

- -Investor Services
- -Communication Services
- -Plans
- -Pepper (CRM)
- -Corporate Proxy



South Africa: Johannesburg

- -Investor Services
- -Plans
- -Custodial Services

COMPUTERSHARE - UK

- Evaluated all clients profitability and increased fees or terminated contracts
- Shared services lowest of all CPU locations
- Marketing and PR excellent, still no sales staff and we are winning business
- Financial reporting and control finally up to scratch
- Service levels improved dramatically
- Staff morale a lot better

COMPUTERSHARE - UK

- Hired a top senior management team, by end of the year the business will be run by the Poms
- Restructured business to a model more suited to the UK environment
- Totally restructured operations, more flexible working conditions. Aim to have 50% moved to night shift
- Winning of Deposit Protection Scheme (DPS)
- Depositary Interest (DI) and Global Transaction Unit (GTU)

COMPUTERSHARE - EMEA

Ireland

- 90% market share, only competitor - Capita
- No growth but improving margins

South Africa

- A difficult market but managed to retain over 95% market share
- A significant improvement in service levels

Italy, Spain and Portugal

- Proxy and Stock Identification work
- Good deal flow out of continental Europe
- Restructured the Italian proxy group - now profitable

COMPUTERSHARE - EMEA

Germany, Austria, Switzerland

- Main business lines - Plans, Registry and AGM
- Plans market currently relatively small, but government initiatives underway
- Standard Life - 200,000 German policy holders
- 80% of AGM market
- Purchased another print business

Russia

- Now have 65% of National Registry (NRC)
- Purchased 40% of NIKoil
- Many offers to invest in other registries
- Very profitable business
- Close to listing the first DI in the UK of a Russian company, huge potential

COMPUTERSHARE – EMEA
BUSINESS CHALLENGES

- Maintain service standards
- Expansion in Europe
- Increase commercial work in print/mail
- Develop better relationships with market participants
- Get to number 1 in registry in the UK, 1 year left to meet our goal
- Make more money in EMEA than the US so we can start reporting in pounds!

COMPUTERSHARE – EMEA
BUSINESS OPPORTUNITIES

- Sale of Lloyds Registry
- DI cross listings in the UK from Russia and the US
- We are now established as a credible provider of BPO services to Government with Corgi, Gilts and DPS which should create further opportunities.

COMPUTERSHARE AUSTRALASIA

INVESTOR PRESENTATION

Mark Davis
Group Regional Director - Australasia
16 March 2007

CERTAINTY | INGENUITY | ADVANTAGE

computershare

REGIONAL OVERVIEW

- **9 Sites**
  - Perth (2)
  - Adelaide
  - Melbourne (2)
  - Sydney (2)
  - Brisbane
  - Auckland
- **5 Business lines**
  - Investor Services
  - Communication Services
  - Plan Managers
  - Corporate Proxy
  - Fund Services



Brisbane
Perth (2)
Sydney (2)
Auckland
Melbourne (2)
Adelaide

Computershare

INVESTOR SERVICES AUSTRALIA

- Continues to be market leader with approximately 60% market share
- Capitalised well on strong market conditions
- Key enterprise (but not the only one) for cross selling group services
- Positive pricing outcomes being achieved

Challenges and Opportunities

- Private equity / takeover activity an overall positive but threats remain
- Self Service and automation
- Leveraging off infrastructure and technology to win broader business

INVESTOR SERVICES NEW ZEALAND

- Mature market with approximately 85% market share
- Succession planning has been key issue but has been handled effectively

Challenges and Opportunities

- Bringing new innovation from broader CPU world to market
- Preserving pre-eminent market position

COMMUNICATION SERVICES

- Rebranded
- Efficiency benefits from state of the art new facility in Port Melbourne
- Settled and strong management team
- Capitalising well off the registry market but meeting commercial business targets

Challenges and Opportunities

- On-line annual report legislation – move to opt in
- Migration to electronic communications

PLAN MANAGERS

- Market leader in Australia
- Less opportunity in New Zealand due to absence of regulatory incentives
- Organic growth over last two years has been robust but still small in overall context

Challenges and Opportunities

- Good organic growth opportunities within CIS book remain
- Citibank alliance – dealing and wealth management
- Ongoing development of China book of business by Sydney team

CORPORATE PROXY

- Market leader in Australia having advised on over $160 billion of M&A transactions over the last few years
- Premium offering recognised in the market and we are winning all the big jobs eg. Cemex, Qantas, Promina, Flight Centre

Challenges and Opportunities

- Do not call register legislation
- Increased competition – particularly on price

FUND SERVICES

- Year of integration completed
- Market has shown us that there exists significant opportunity and already won circa $1m annuity client

Challenges and Opportunities

- Automation – move from manual to STP
- Old legacy systems causing problems in industry
- Getting system strategy right remains key

Computershare

COMPUTERSHARE ASIA
INVESTOR PRESENTATION

James Wong
Head of Asia
16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

COMPUTERSHARE – ASIA

Japan:
Tokyo

-Analytics
-Corporate Proxy

Singapore

-Pepper CRM

Philippines:
Manila

-Analytics back-end data preparation and capture

India:
Hyderabad,
Mumbai,
Bangalore and
100 + others

-Investor Services
-Fund Services



China:
Beijing

- Representative Office

Hong Kong:
Wanchai,
Kwun Tong

-Investor Services
-Plans

Computershare

COMPUTERSHARE – ASIA
HONG KONG

- Main business line - Investor Services
- Seeing some results with expansion of Plans business into Hong Kong and China
- Focusing on product extension (eIPO and results web hosting)
- Playing an important role in local market infrastructure development in both Hong Kong and China

COMPUTERSHARE – ASIA
CHINA

- Setting up a presence
- Now securing registration as a wholly-owned Foreign Enterprise
- To provide onshore customer service and regulatory liaison
- Excellent relationship with regulators
- Exploring onshore revenue stream in addition to Plans
- Help secure Hong Kong's lead by building a bridge between the Hong Kong and mainland China markets

COMPUTERSHARE – ASIA
INDIA

- 50:50 JV with Karvy Group
- Biggest player in India
- Main business lines - Investor Services and Fund Services
- Highly competitive but growing market especially in Fund Services

COMPUTERSHARE – ASIA
JAPAN

- 50:50 JV with Mitsubishi UFJ Trust Bank
- Main business lines - Analytics and Corporate Proxy
- Excellent start to new business since November 2005
- Exploring possibilities to extend the scope of the joint venture

COMPUTERSHARE – ASIA
BUSINESS CHALLENGES AND OPPORTUNITIES

- Strengthening our position in Hong Kong, and catching opportunities in China, Japan and India
- Product and service extension into the investor space
- Integrating our services into market infrastructure to become a utility

COMPUTERSHARE US
INVESTOR PRESENTATION

Steven Rothbloom
President & CEO North America
16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

COMPUTERSHARE US



Denver (Golden)
San Francisco
Los Angeles (Glendale)
Dallas (Plano)
Houston (The Woodlands)
Chicago
Burr Ridge, IL
Cleveland
Canton, MA
Shelton. CT
New York
Hauppauge, NY
Jersey City, NJ
East Rutherford, NJ
Edison, NJ
Atlanta

LINES OF BUSINESS

- Investor Services
- Corporate Actions
- Fund Services
- Corporate Proxy Solicitation
- Communication Services
- Employee Share Plans
- Other

WHAT I SAID LAST YEAR AND WHERE WE ARE AT TODAY

- **Then:** EquiServe migration was 50% complete
- **Now:** 99.999% complete

- **Then:** Retention so far looked good
- **Now:** Still great at 98%

- **Then:** M&A activity looked promising
- **Now:** Involved in some of the largest deals in the industry, e.g., AT&T/BellSouth, Verizon spin-off, Sears PostMerger CleanUp™

- **Then:** Fund Services triple the year before, unprecedented
- **Now:** Well, we made it happen again

- **Then:** Georgeson Proxy continued to have the most overall deals in the industry
- **Now:** Even greater market share

- **Then:** Rule change looked promising but would it ever happen?
- **Now:** Lo and behold, it has!

HIGHLIGHTS

- Financial results – Tom is in the room, but you can see I'm smiling
- US transfer agent business
  - Largest market share of top-tier clients
    - S&P – 36%
    - Fortune 500 – 29%
    - Dow 30 – 63%
- Client retention through two integrations – EquiServe and SunTrust acquisitions – 98%
- Won 5 spin-offs that created new companies and took away 7 clients from competitors thus far this fiscal year
- Won 47 IPOs in calendar year 2006
- Acquired U.S. Stock Transfer Corporation
    - Expands our small- and mid-cap issuer base
    - Establishes a presence in Glendale, California (Los Angeles area)
    - Will be managed as part of our Colorado-based operations

HIGHLIGHTS

Corporate Actions / M&A

- Largest corporate actions of the year
  - AT&T/BellSouth merger
  - Verizon spin
  - LSI Logic acquisition of Agere – shareholder approval expected March 29

- Small shareholder and PostMerger Cleanup™
  - Sears- PostMerger CleanUp ™
  - Federate Department Stores – PostMerger CleanUp™
  - Boeing – small shareholder program

HIGHLIGHTS

Fund Services

- Second straight year as top in the industry
- Hired to handle more than 80% of the major engagements in market

- Major wins included:
  - Merrill Lynch sale of mutual fund business to BlackRock – Fund Services solicitation for both sides of transaction
  - Legg Mason – second-phase of project for their purchase of Citigroup's mutual fund business
  - Multiple projects for Morgan Stanley Dean Witter

HIGHLIGHTS

- **Georgeson corporate proxy solicitation**
  - Maintained top market share in the industry
  - Solicitations for M&A transactions:
    - 21.4% increase in deal activity compared to last year
    - Represented more than a third of companies in the S&P 500
  - Cross-sell synergies from transfer agency business:
    - Principal Financial Group
    - Unum Provident
    - 31 pieces of new proxy solicitation business over past 7 months
  - Cross-sell synergies from Fund Services:
    - Merrill Lynch Investment Managers
    - Putnam Investments

HIGHLIGHTS

Communication Services

- Continued expansion of commercial print/mail business for statement and check printing
- Included large statement printing contracts for:
  - Eastern Bank
  - Dime Savings Bank
  - Centra Credit Union

Plan Managers

- 20 new clients
- Includes multiple transfer agent clients, such as:
  - Windstream
  - Hanesbrands
  - Aimco

World Records

- More than 25 new contracts, including
  - AutoNation
  - McKesson
  - Centex Corporation

CHALLENGES

- Shift from an integration focus to a quality/service enhancements mode
- Continue to compete effectively and profitably with broker firms in the equity compensation marketplace
- Continue to generate value and cross-sell synergies from the non-annuity portion of our business
- Remain tops in the field despite continued strong competitive pressure across all business lines
- Continue to provide solutions that help our clients meet the demands of a complex regulatory and compliance environment
- Continue to drive regulatory change that benefits our clients and their shareholders, such as the new "notice and access" proxy distribution model

OPPORTUNITIES

- Complete rationalization and maximize utilization of infrastructure
- Take advantage of and maximize opportunities from more stringent SEC rules
- Capitalize on increased market activity in IPOs and M&A
- Expand on the synergies between our transfer agent/M&A/proxy solicitation service offerings

COMPUTERSHARE CANADA
INVESTOR PRESENTATION

Wayne Newling
President and Chief Executive Officer - Canada
16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

COMPUTERSHARE - CANADA



Winnipeg
Toronto
Richmond Hill, ON
Calgary
Montreal
Vancouver
Halifax

Computershare

REGISTRY

- Western Canada — 75% Market Share
- Central Canada — 70% Market Share
- Eastern Canada — 80% Market Share
- Competitors
  - CIBC Mellon
  - Three regional players
- Sensible pricing in market
- Extremely buoyant Corporate Actions market

Key Focus Going Forward

- Continued acquisition strategy across remaining small Corporate Registry companies
- Developing new product to take to market - leveraging current capability

CORPORATE TRUST

- 70% Market Share across Canadian market
- Strong predictable earnings and margin
- Continuing to show growth year over year
- Strong regional management in place
- Continued integration of recent acquisitions
- New Corporate Trust recordkeeping platform in place

Key Focus Going Forward

- Continued acquisition strategy across remaining small Corporate Trust companies
- Developing new product to take to market - leveraging current capability

COMPUTERSHARE COMMUNICATION SERVICES

- Successfully winning "commercial business"
  - Bank of Nova Scotia
- Leveraging other Computershare relationships to gain CCS business
- Continuing to drive efficiency and cost reduction across all Computershare business lines
  - Scannable Forms/EDC
  - Generic certificate
- Experienced focused management team in place
- Developing presence in Canadian market as a "Solutions Provider", meeting CCS strategy of niche player / quality output / increased margins

Key Focus Going Forward

- Quality output
- Commercial growth
- Acquisitions
- Continue to develop "Solution/Consultative" relationships within Canadian market

COMPUTERSHARE

INVESTOR PRESENTATION 2007

16th March 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

Computershare

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Date:	Thursday, 29 March 2007
To:	Australian Stock Exchange
Subject:	COMPUTERSHARE TO BUY THE REMAINING 30% STAKE IN COMPUTERSHARE HONG KONG INVESTOR SERVICES

Computershare (ASX: CPU) has agreed to acquire the 30% stake in Computershare Hong Kong Investor Services Limited (CHIS) held by Hong Kong Exchanges and Clearing Limited. The transaction will take Computershare's stake in CHIS to 100% and is expected to close on 3 April 2007.

The 30% stake is being acquired for a cash consideration of HKD $270 million and is expected to be Earnings per Share accretive for Computershare in the current financial year.

For further details please contact:

Mr Darren Murphy
Head of Treasury & Investor Relations
Tel 0418 392 687

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.
Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.
For more information, visit www.computershare.com

MARKET ANNOUNCEMENT

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

MARKET ANNOUNCEMENT

Date:	Thursday, 5th July 2007
To:	Australian Stock Exchange
Subject:	COMPUTERSHARE ENHANCES ITS SUBSIDIARY GOVERNANCE SOFTWARE SOLUTIONS

Computershare Limited (**ASX:CPU**) today announces the purchase of Datacare Software Group Limited ("Datacare"), headquartered in Ireland. Consideration of EUR12m (USD16m) was paid in cash and the business has associated revenues of approximately USD9.5m. The impact on Earnings is not expected to be material.

Datacare is one of the world's leading suppliers of entity management and subsidiary governance software solutions and is a peer of Computershare's World Records business in the USA. Datacare has over 500 clients worldwide, with operations in the USA, Canada, Germany, Ireland and the UK. Computershare, through the combination of World Records and Datacare, will become the leading global provider in the entity management and company secretarial software markets.

For Investor Relations contact:

Mr Darren Murphy
Head of Treasury and Investor Relations
Computershare Limited
Ph +61-3-9415-5102
Mobile 0418 392 687
darren.murphy@computershare.com.au

About Computershare Limited (CPU)
Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.
Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.

For more information, visit www.computershare.com

About Datacare

Datacare Software Group is one of the world's leading suppliers of entity management and subsidiary governance solutions. Today over 250,000 legal entities are administered, governed and kept compliant using its software.
Founded in Ireland in 1985, Datacare entered the global stage in 2000 with the first true web-based global entity management software solution: Global Corporate Manager (GCM). GCM was the first solution to truly globalise the work performed by Corporate Secretaries.

MARKET ANNOUNCEMENT

About World Records

Computershare World Records helps organisations manage their subsidiary governance. Founded in 1996, the World Records division began as a technology provider, primarily for Corporate Secretaries to manage data on global entities, by tracking, retrieving and disseminating corporate records relating to directors, officers, shareholders, subsidiaries and insiders. Nearly 200 of the Fortune 1000 companies have selected World Records to capture data to meet the pressures for global compliance and subsidiary governance.

MARKET ANNOUNCEMENT

END